   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998

                                              REGISTRATION NO.  333-
                                              REGISTRATION NO.  333-         -01
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.   20549

                        ------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        ------------------------------

      KBK CAPITAL CORPORATION                       KBK CAPITAL TRUST I
     (EXACT NAME OF REGISTRANT                 (EXACT NAME OF CO-REGISTRANT
    AS SPECIFIED IN ITS CHARTER)                AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                     DELAWARE
   (STATE OR OTHER JURISDICTION OF              (STATE OR OTHER JURISDICTION
    INCORPORATION OR ORGANIZATION)           OF INCORPORATION OR ORGANIZATION)

            75-2416103                                    APPLIED FOR
(I.R.S. EMPLOYER IDENTIFICATION NO.)        (I.R.S. EMPLOYER IDENTIFICATION NO.)

    301 COMMERCE STREET, SUITE 2200, FORT WORTH, TEXAS 76102  (817) 258-6000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
          REGISTRANT'S AND CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

          ------------------------------------------------------------

                                 JAY K. TURNER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            KBK CAPITAL CORPORATION
                              2200 CITY CENTER II
                              301 COMMERCE STREET
                            FORT WORTH, TEXAS 76102
                                 (817) 258-6000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


          ------------------------------------------------------------

                                WITH COPIES TO:


         GENE G. LEWIS, ESQ.                      CATHERINE S. GALLAGHER, ESQ.
        LAURA MCBURNETT, ESQ.                          JULIE N. PAPA, ESQ.
 LIDDELL, SAPP, ZIVLEY, HILL & LABOON, L.L.P.       ANDREWS & KURTH, L.L.P.
         3400 CHASE TOWER                        1701 PENNSYLVANIA AVENUE, N.W.
            600 TRAVIS                              WASHINGTON, D.C.  20006
        HOUSTON, TEXAS  77002                           (202) 662-2700
          (713) 226-1200
          ------------------------------------------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a) (1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                                                CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                    PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF        AMOUNT TO BE     OFFERING PRICE      AGGREGATE OFFERING           AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED         PER UNIT               PRICE               REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Trust Preferred Securities of
   KBK Capital Trust I  . . . . . .  920,000(1)          $25.00             $23,000,000                $6,785(2)
------------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures of
   KBK Capital Corporation  . . . .       (3)                --                      --                      --
------------------------------------------------------------------------------------------------------------------------------------
Guarantee of KBK Capital
   Corporation with respect to
   Trust Preferred Securities . . .       (4)                --                       --                     --
====================================================================================================================================


(1) Includes 120,000 Trust Preferred Securities which may be sold by KBK Capital Trust I to cover over-allotments.
(2)      Calculated pursuant to Rule 457 under the Securities Act of 1933.
(3) The Subordinated Debentures will be purchased by KBK Capital Trust I with the proceeds of the sale of the Trust Preferred Securities.
         Such securities may later be distributed for no additional consideration to the holders of the Trust Preferred Securities of KBK Capital Trust I upon its dissolution and the distribution of its assets.
(4) This Registration Statement is deemed to cover the rights of holders of the Trust Preferred Securities under the Guarantee and back-up undertakings, consisting of obligations by KBK Capital Corporation to provide certain indemnities in respect of, and pay and be responsible for certain expenses, costs, liabilities and debts of KBK Capital Trust I, as set forth in the Declaration of Trust and the Subordinated Debt Indenture, in each case as further described in the Registration Statement. No separate consideration will be received for the Guarantee or any back-up undertaking.


         THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1998

                       800,000 TRUST PREFERRED SECURITIES

                              KBK CAPITAL TRUST I
                          % TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $25 PER TRUST PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                            KBK CAPITAL CORPORATION

         The        % Trust Preferred Securities (the "Trust Preferred
Securities") offered hereby represent preferred undivided beneficial ownership interests in the assets of KBK Capital Trust I, a statutory business trust formed under the laws of the State of Delaware (the "Trust"). KBK Capital Corporation, a Delaware corporation (the "Company" or "KBK"), will own all the common securities (the "Trust Common Securities" and, together with the Trust Preferred Securities, the "Trust Securities") representing subordinated undivided beneficial ownership interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the Trust Securities, making distributions to the holders thereof and investing the proceeds as described below and engaging in activities incidental thereto. The proceeds from the sale of the Trust Securities (including the proceeds, if any, from the exercise of the Underwriters' over-allotment option) together with the proceeds from the issuance to KBK of the Trust Common Securities will be used by the Trust to
purchase      % Subordinated Debentures of KBK due 2028 (the "Debentures").

         Application will be made to list the Trust Preferred Securities for trading on the American Stock Exchange, subject to official notice of issuance, under the symbol "_____."
                                                        (continued on next page)

                         ----------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE TRUST PREFERRED SECURITIES.

                         ----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                     Price to          Discounts and         Proceeds
                                                    Public (1)        Commissions (2)       to Trust(3)
Per Trust Preferred Security  . . . . . . . . . . .  $                 $          (4)      $
Total(5)  . . . . . . . . . . . . . . . . . . . . .  $                 $          (4)      $

(1)      Plus accumulated distributions, if any, from             , 1998.
(2) The Trust and the Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3)      Before deducting expenses of the offering payable by the Company,
         estimated at $          .
(4) In view of the fact that the proceeds of the sale of the Trust Preferred Securities will be ultimately invested in investment instruments of the Company, the Underwriting Agreement provides that the Company will pay to the Underwriters, as compensation for their
         services, $          per Trust Preferred Security (or $          in
         the aggregate) (the "Underwriters' Compensation"). See "Underwriting."
(5) The Trust has granted the Underwriters an option for 30 days to purchase up to an additional 120,000 Trust Preferred Securities at the price to public solely to cover over-allotments. If such option is exercised in full, the total price to public, aggregate Underwriters'
         Compensation and proceeds to the Trust will be $     , $       and
         $        , respectively. See "Underwriting."

                         ----------------------------

         The Trust Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Trust Preferred Securities will be made only in book-entry form through the facilities of The Depository Trust Company ("DTC")
on or about             , 1998.

                         ----------------------------

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.         J.J.B. HILLIARD, W.L. LYONS, INC.


                                               , 1998

         Holders of the Trust Preferred Securities will be entitled to receive cumulative cash distributions accumulating from the closing of this offering
and payable quarterly in arrears on each       ,        ,        and       ,
commencing        1999, at an annual rate of   % of the liquidation amount of
$25 per Trust Preferred Security (equivalent to $ per Trust Preferred Security per annum), if, as and when the Trust has funds legally available for payment. See "Description of the Trust Preferred Securities -- Distributions." Distributions not paid on the scheduled payment date will accumulate and
compound quarterly at a rate per annum equal to     % and, except to the extent
the context otherwise requires, when used herein the term "distributions" includes any such additional amounts. The distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates for the Debentures, which will be the sole assets of the Trust. The Debentures will provide that payments of interest may be deferred at any time, and from time to time, by KBK for a period not exceeding 20 consecutive quarters (referred to herein as an "Extension Period"). During any extension period, holders of Trust Preferred Securities will recognize original issue discount ("OID"). See "Certain Federal Income Tax Consequences."

         The payment of distributions by the Trust and payments on liquidation of the Trust or the redemption of Trust Preferred Securities, as described below, are guaranteed on a subordinated basis by the Company (the "Guarantee") to the extent the Trust has funds legally available therefor as described under "Description of the Guarantee." The Company's obligation under the Guarantee is subordinate and junior in right of payment to all other liabilities of the Company (except for the guarantee of the Trust Common Securities (as defined herein)) and ranks pari passu with the most senior preferred stock, if any, issued from time to time by the Company. The Company's obligations under the Debentures are subordinate and junior in right of payment to all Senior Debt (as defined herein) of the Company. At June 30, 1998, the Company had outstanding Senior Debt aggregating approximately $38.4 million. See "Risk Factors -- Ranking of Subordinate Obligations under the Guarantee and the Debentures." The term "Senior Debt" means any indebtedness of the Company, except for trade credit and any such indebtedness that is by its terms subordinated to or pari passu with the Debentures, as the case may be. See "Description of the Debentures -- Subordination."

         The Company has covenanted in the Guarantee that, if (a) for any distribution period, full distributions on a cumulative basis on any Trust Preferred Securities have not been paid or declared and set apart for payment,
(b) an event of default has occurred and is continuing under the indenture under which the Debentures are issued (the "Subordinated Indenture"), (c) the Company is in default of its obligations under the Guarantee or the guarantee of the Trust Common Securities, or (d) the Company has given notice of its selection of an Extension Period, then during such period, subject to certain exceptions, the Company shall not (i) declare or pay dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock nor (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior to the Debentures. See "Description of the Guarantee -- Certain Covenants of KBK."

         Except as provided below, the Trust Preferred Securities may not be
redeemed by the Trust prior to       , 2001. The Trust Preferred Securities are
subject to mandatory redemption, in whole or in part, on or after such date, at 100% of the liquidation amount thereof plus accrued and unpaid distributions, if any, upon any permitted redemption by KBK of the Debentures. See "Description of the Trust Preferred Securities -- Optional Redemption." In addition, the Trust Preferred Securities are subject to mandatory redemption upon the repayment at maturity or as a result of acceleration of the Debentures. See "Description of the Trust Preferred Securities -- Mandatory Redemption."

         Under certain circumstances following the occurrence of a Trust Special Event (as defined herein), the Trust Preferred Securities are also subject to exchange, at the option of the Trust in the manner described herein, for the Debentures (see "Description of the Trust Preferred Securities -- Trust Special Event Exchange"). At any time, KBK will have the right to terminate the Trust and cause the Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of the Trust. See "Description of the Trust Preferred Securities -- Mandatory Redemption" and " -- Distribution of Debentures."

         In the event of any liquidation, dissolution, winding up or termination of the Trust, the holders of the Trust Preferred Securities will be entitled to receive (after payment by the Trust of all of its liabilities to the extent required by applicable law) for each Trust Preferred Security a liquidation amount of $25 plus accumulated and unpaid distributions thereon, unless the Debentures are distributed in connection with such liquidation, dissolution, winding up or termination of the Trust. Upon a default by the Company on any of its obligations under the Guarantee or the Debentures, the holders of the Trust Preferred Securities will have a preference over the holders of the Trust Common Securities with respect to payments upon liquidation of the Trust. See "Description of the Trust Preferred Securities -- Liquidation Distribution Upon Dissolution."

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE TRUST PREFERRED SECURITIES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF TRUST PREFERRED SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

         KBK is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. KBK's common stock, par value $.01 per share (the "Common Stock"), is listed for trading on the American Stock Exchange and the Pacific Stock Exchange under the trading symbol "KBK," and reports, proxy statements and other information concerning KBK may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94104.

         The Trust and the Company have filed a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement for further information with respect to KBK and the Trust Preferred Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

         The Company will provide Quarterly Reports containing unaudited financial statements to the holders of Trust Preferred Securities if such reports are furnished to the holders of the Company's Common Stock, and Annual Reports containing financial statements audited by the Company's independent auditors. The Company will also furnish Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB free of charge to holders of Trust Preferred Securities who so request in writing addressed to the Secretary of the Company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates by reference the following documents filed with the Commission pursuant to the Exchange Act:

         1. The Company's Annual Reports on Form 10-KSB for the years ended December 31, 1997 and 1996.

         2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1998 and June 30, 1998.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference. Written requests for such copies should be addressed to Jay K. Turner, KBK Capital Corporation, 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102, telephone
(817) 258-6000.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.
Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, KBK cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, KBK, including its subsidiaries, or its management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "may," "will," "expects," "anticipates," "intends," "plans," "estimates," "should" and words of similar import may identify forward-looking statements.

         Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include industry conditions, general economic conditions, interest rates, competition and the ability of the Company to successfully manage its growth.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and incorporated by reference herein. When the context requires, the terms "Company" and "KBK" shall be deemed to mean KBK Capital Corporation and its wholly-owned subsidiaries, including KBK Financial, Inc. ("KBK Financial") and KBK Receivables Corporation ("KBK Receivables") and their predecessors. In addition, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                  THE COMPANY

         KBK Capital Corporation is a holding company of an independent financial services company that provides a broad line of financial products and services to middle market commercial businesses with credit needs of less than $10 million. The Company was founded in 1962 as a factoring company for energy-related receivables in Texas. Factoring has served as the cornerstone of KBK's growth. In 1994, the Company began introducing new products in an effort to meet the needs of its clients and diversify its product mix. These products include purchase revolvers, working capital and term loans, mezzanine loans and equipment leasing. Factoring, purchase revolvers, working capital loans and term loans represented approximately 38%, 21%, 16%, and 25%, respectively, of the Company's earning assets at June 30, 1998. "Earning assets" means owned and managed factoring facilities, purchase revolvers, commercial loans and mezzanine loans.

         KBK's client base consists primarily of businesses with annual revenues ranging from $1 million to $50 million. The Company's clients typically have rapidly expanding operations which drive their need for capital. KBK strives to provide fast, flexible and creative solutions that are tailored to meet these needs. This approach has provided KBK with a strong reputation in the middle market and a well-diversified client base. The Company's clients are located in eleven states and are engaged in a range of businesses, including energy-related, manufacturing, wholesale and retail, and other businesses. As of June 30, 1998, no one client represented more than 8.3% of the Company's earning assets.

         The Company's long-term goal is to be a leader in providing financial products and services to middle market businesses in the largest United States markets. KBK's growth strategies include increasing market penetration and expanding its market presence, extending its product line and pursuing strategic acquisitions and partnerships which will complement or leverage the Company's product portfolio or client relationships.

         The Company has consistently employed a disciplined credit approach which has enabled it to increase earning assets, minimize credit losses and generate 36 consecutive years of profitability. The Company's earning assets have grown from $23.0 million at December 31, 1993 to $143.2 million as of June 30, 1998. The ratio of net charge-offs to average earning assets over the same period has declined from 2.0% in 1994 to 1.0% for the twelve months ended June 30, 1998. The Company has also maintained prudent credit reserves. As of June 30, 1998, KBK's allowance for credit losses was $2.0 million or 1.4% of total earning assets.

         The Company's factoring facilities generally involve an on-going or revolving agreement to purchase eligible new receivables. Factoring involves the Company's purchase and the client's true sale of accounts receivable which usually are individually ledgered, invoice-by-invoice, on the Company's books. The Company offers a full range of factoring products and services including: notification, non-notification, verification, non-verification and non-recourse factoring as well as several other hybrid variations. The obligors or "debtors" of the factored receivables typically represent large, financially strong businesses, many of which are ranked in Fortune Magazine's Fortune 1000 list. As of June 30, 1998, KBK's portfolio of owned and managed receivables purchased under factoring facilities totaled $53.0 million. The Company's yield on its factoring portfolio was 20.2% in 1997 and 22.4% for the six months ended June 30, 1998.

         In addition to factoring or purchasing accounts receivable on a specific "invoice-by-invoice" ledgered basis, the Company also purchases accounts receivable as a revolving "pool." Under this arrangement, the client sells all receivables as and when they are generated by the business and KBK makes periodic advances upon a request by the client, in aggregate amounts up to the client's maximum availability limit. The Company's yield on purchase revolvers was 14.2% in 1997 and 13.4% for the six months ended June 30, 1998.

         KBK's commercial loan portfolio includes working capital and term loan facilities that are typically secured by a first lien on accounts receivable, inventory, equipment, owner-occupied real estate or other assets. The working capital lines of credit have maturities of up to two years, while term loans are structured with monthly payments and maturities which typically range from one to five years. Most of the Company's commercial loan products are priced on a floating rate basis over the Company's announced base rate. During 1997 and the six months ended June 30, 1998, the Company's yield on its commercial loan portfolio was 12.1% and 13.0%, respectively.

         The Company's mezzanine loan product, which was introduced in 1998, offers an attractive financing alternative for customers whose growth has outpaced their borrowing capacity from senior debt sources. The Company's strategy with respect to mezzanine loans is to extend the duration of its current relationships and offer the Company's traditional products to new customers. It is anticipated that KBK's mezzanine financings will typically have fixed interest rates as well as warrants to acquire equity in the borrower. Since introducing the product in the first quarter of 1998, the Company has reviewed approximately 130 transactions. To date, the Company has funded two loans for an aggregate investment of $5.0 million.

         In 1997, the Company established a secured credit facility through a conduit commercial paper issuer to diversify its funding sources and reduce its cost of capital. Under this arrangement, KBK sells receivables to the conduit on a non-recourse basis; the KBK receivables are pooled with similar types of receivables acquired by the conduit from other unaffiliated companies and serve as collateral for revolving commercial paper issuances. KBK continues to manage and service the receivables sold by KBK to the conduit in exchange for a fee based on the balance of such receivables. As of June 30, 1998, KBK had $70.0 million of receivables outstanding in the conduit facility and during 1997 and the first six months of 1998 the Company had received approximately $6.3 million and $4.0 million, respectively, in fees related to managing and servicing such assets. Currently, the Company has the ability to fund up to $75.0 million through the conduit facility and expects this limit to increase as growth in total net earning assets continues. The financing provided by this facility is off-balance sheet and the Company realizes no gain on transfer of the receivables to the conduit. Servicing income is credited as received. The Company believes that the conduit facility will enable it to significantly expand its owned and managed portfolio while simultaneously minimizing its balance sheet leverage.

          Over the past five years, the Company has posted strong growth in revenue and consistent profitability within reasonable leverage levels. Revenues have increased from $6.3 million for 1993 to $15.2 million for 1997 and $8.7 million for the six months ended June 30, 1998. This growth was largely attributed to an increase in KBK's total earning assets, which rose from $23.0 million as of December 31, 1993 to $143.2 million as of June 30, 1998. Operating profit increased from $1.4 million in 1993 to $2.1 million in 1997 and $1.4 million for the six months ended June 30, 1998. The Company's ratio of earnings to fixed charges was 3.9x at December 31, 1993 and 3.0x at June 30, 1998.

         The Company is incorporated in the state of Delaware and its headquarters are located at 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102. The Company's general telephone number is (817) 258-6000. KBK maintains six offices: three in Texas, and one in each of Louisiana, California and Missouri.

                                                           THE OFFERING
The Trust . . . . . . . . . . . . . . . .      KBK Capital Trust I, a Delaware statutory business trust. The principal
                                               assets of the Trust will be the      % Subordinated Debentures of KBK due
                                               2028.

Securities Offered  . . . . . . . . . . .      800,000         % Trust Preferred Securities (920,000 if the
                                               Underwriters' over-allotment option is exercised in full).

Liquidation Amount  . . . . . . . . . . .      $25 per Trust Preferred Security. See "Description of the Trust Preferred
                                               Securities -- Liquidation Distribution Upon Dissolution."

Distributions . . . . . . . . . . . . . .      Distributions on the Trust Preferred Securities will accumulate from the
                                               closing of this offering and will be payable at the annual rate of      %
                                               of the liquidation amount of $25 per Trust Preferred Security (equivalent
                                               to $     per Trust Preferred Security per annum) if, as and when the
                                               Trust has funds legally available for payment. Distributions will be
                                               payable quarterly in arrears on each             ,             ,
                                               and                    ,   commencing                                ,
                                               1999. Distributions not made on the scheduled payment date will accumulate and compound quarterly at a rate per annum equal to
                                                 %.

                                               The ability of the Trust to pay distributions on the Trust Preferred
                                               Securities is entirely dependent on its receipt of payments with respect to the Debentures held by the Trust. The Debentures will provide that payments of interest may be deferred at any time, and from time to time, by KBK for a period not exceeding 20 consecutive quarters.  See "-- The
                                               Offering -- Debentures," "Risk Factors -- Option to Extend Interest
                                               Payment Period; Tax Consequences; Trading Price" and "Description of the
                                               Trust Preferred Securities -- Distributions."

Rights Upon Non-Payment of
  Distributions and Certain
  Defaults; Covenants of the
  Company . . . . . . . . . . . . . . . .      If, at any time, KBK or any successor is in default on any of its obligations under the Guarantee, then the Trust Guarantee Trustee (as defined herein), as the holder of the Guarantee, shall have the right to enforce such Guarantee, including the right to enforce the covenant restricting certain payments by KBK described below.

                                               In the Guarantee, the Company has agreed that if (a) for any distribution period, full distributions on a cumulative basis on any Trust Preferred
                                               Securities have not been paid, (b) an event of default has occurred and is continuing under the Subordinated Indenture (a "Debenture Event of
                                               Default"), (c) the Company is in default of its obligations under the
                                               Guarantee or the guarantee of the Trust Common Securities (together with the Guarantee, the "Guarantees") or (d) notice of an Extension Period has been given and shall not have been rescinded or such Extension Period is continuing, then, during such period the Company shall not (i) declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire,

                                               or make a liquidation payment with respect to any of its capital stock
                                               (except for dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, its capital stock and conversions or exchanges of common stock of one class into common stock of another class) or (ii) make any payments of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities
                                               (including guarantees of indebtedness for money borrowed) of the Company that rank pari passu with or junior to the Debentures (other than (v) any redemption, liquidation, interest, principal or guarantee  payment by the
                                               Company where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such redemption, liquidation, interest, principal or guarantee payment is being made, (w) payments under the Guarantees, (x) purchases of Common
                                               Stock related to the issuance of Common Stock under any of the Company's benefit plans for its directors, officers or employees, (y) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one series or class of the Company's capital stock for another series or class of the Company's capital stock, and (z) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged). See "Description of the
                                               Guarantee -- Certain Covenants of KBK."

Redemption  . . . . . . . . . . . . . . .      The Trust Preferred Securities will be redeemable for cash, at the option of the Trust, in whole or in part, from time to time on or after
                                                         , 2001 at a redemption price of $25 per Trust Preferred
                                               Security together with accumulated and unpaid distributions to the date of redemption.  See "Description of the Trust Preferred Securities --
                                               Optional Redemption." The Trust Preferred Securities will also be redeemable upon the repayment either at maturity of the Debentures or as a result of the acceleration of the Debentures upon an event of default, at a redemption price of $25 per Trust Preferred Security together with accumulated and unpaid distributions thereon to the date of redemption.
                                               See "Description of the Trust Preferred Securities -- Mandatory
                                               Redemption."

Trust Special Event Exchange  . . . . . .      Upon the occurrence of a Trust Tax Event (as defined herein) or a Trust
                                               Investment Company Event (as defined herein), the Regular Trustees (as defined herein) shall direct the Exchange Agent (as defined herein) to exchange all outstanding Trust Preferred Securities for Debentures and to terminate the Trust, provided that, in the case of a Trust Tax Event, KBK shall have the right to direct that less than all of the Trust Preferred
                                               Securities be so exchanged if and for so long as KBK shall have elected to pay Additional Sums (as defined herein) such that the amounts received by the holders of Trust Preferred Securities that remain outstanding are not reduced thereby and shall not have revoked any such election or failed to make such payments.  See "Description of the Trust Preferred
                                               Securities -- Trust Special Event Exchange."

Distribution of Debentures  . . . . . . .      At any time, KBK will have the right to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of the Trust. See
                                               "Description of the Trust Preferred Securities -- Distribution of Debentures."

Guarantee . . . . . . . . . . . . . . . .      Pursuant to the Guarantee, the Company will irrevocably guarantee, on a subordinated basis, the payment in full of (i) any accumulated and unpaid distributions on the Trust Preferred Securities to the extent of funds of the Trust legally available therefor, (ii) the amount payable upon redemption of the Trust Preferred Securities to the extent of funds of the Trust legally available therefor and (iii) generally, the liquidation amount of the Trust Preferred Securities to the extent of the assets of the Trust legally available for distribution to holders of Trust
                                               Preferred Securities. See "Description of the Guarantee."

                                               The Company's obligation under the Guarantee is subordinate and junior in right of payment to all other liabilities of the Company and ranks pari passu with the most senior preferred stock, if any, issued from time to time by the Company.

Voting Rights . . . . . . . . . . . . . .      Holders of Trust Preferred Securities will generally have limited voting rights relating only to the modification of the Trust Preferred
                                               Securities. Holders of Trust Preferred Securities will not be entitled to vote to appoint, remove or replace the Regular Trustees or the Delaware
                                               Trustee, which voting rights are vested exclusively in KBK as holder of the Trust Common Securities. The holders of a majority in aggregate liquidation amount of the Trust Preferred Securities will, however, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or direct the exercise of any power conferred upon the Property Trustee under the
                                               Declaration, including the right to direct the Property Trustee as holder of the Debentures (i) to exercise the remedies available to it under the
                                               Subordinated Indenture as holder of the Debentures and (ii) to consent to any amendment, modification or termination of the Subordinated Indenture or the Debentures, where such consent shall be required. See "Description of the Trust Preferred Securities -- Voting Rights; Amendment of the
                                               Declaration."

Debentures  . . . . . . . . . . . . . . .      The Debentures will have a maturity of 30 years from the date of original
                                               issuance and will bear interest at the rate of      % per annum payable
                                               quarterly in arrears. KBK has the right from time to time to select an interest payment period or periods longer than one quarter (during which period or periods interest will compound quarterly), provided that no such Extension Period will exceed 20 consecutive quarters and provided further that no such deferral of interest payments may extend beyond the stated maturity of the Debentures.

                                               Accordingly, distribution payments on the Trust Preferred Securities may not be deferred beyond the stated maturity of the Debentures. If KBK defers interest payments longer than one quarter, subject to certain exceptions, it will be prohibited from paying dividends on any of its capital stock and making certain other restricted payments until quarterly interest payments are resumed and all accumulated and unpaid interest on the Debentures is brought current. SHOULD AN EXTENSION PERIOD
                                               OCCUR, THE HOLDERS OF TRUST PREFERRED SECURITIES WILL BE REQUIRED TO
                                               ACCRUE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL
                                               INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH
                                               RESPECT TO SUCH DEFERRED INTEREST PAYMENTS.  See "Certain Federal Income
                                               Tax Consequences - Interest Income and Original Issue Discount."

                                               In addition, on and after                     2001, the Debentures are
                                               redeemable at the option of KBK at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of Debentures being redeemed together with accrued and unpaid interest thereon to the date fixed for redemption. See "Description of the Debentures -- Optional
                                               Redemption." The Debentures are also redeemable, in whole or in part, upon the occurrence and continuation of a Trust Tax Event. See
                                               "Description of the Trust Preferred Securities -- Trust Special Event
                                               Exchange" and "Description of the Debentures -- Optional Redemption."

                                               The payment of the principal of and interest on the Debentures will be subordinated in right of payment to all Senior Debt of KBK. As of June
                                               30, 1998, on a pro forma basis and after giving effect to this offering of Trust Preferred Securities and the application of the proceeds therefrom (assuming the Underwriters' over-allotment option is not
                                               exercised), KBK had outstanding approximately $        million of Senior
                                               Debt. See "Risk Factors -- Ranking of Subordinate Obligations under the
                                               Guarantee and the Debentures." While the Trust Preferred Securities are
                                               outstanding, the Property Trustee will not have the right to amend the
                                               Subordinated Indenture or the terms of the Debentures in a way that adversely affects the holders of the Trust Preferred Securities or to waive a Debenture Event of Default without the consent of holders of at least a majority in aggregate liquidation amount of the Trust Preferred
                                               Securities and, in certain cases, the Trust Common Securities then outstanding. See "Description of the Debentures -- Modification of the
                                               Subordinated Indenture."

Use of Proceeds . . . . . . . . . . . . .      All of the proceeds from the sale of the Trust Preferred Securities will be invested by the Trust in the Debentures. Such proceeds will be used by
                                               KBK to repay certain of its outstanding indebtedness and for general corporate purposes. See "Use of Proceeds."

Form of Trust Preferred
  Securities  . . . . . . . . . . . . . .      The Trust Preferred Securities will be represented by a global certificate or certificates registered in the name of Cede & Co., as nominee for DTC. Beneficial interests in the Trust Preferred Securities will be evidenced by, and transfers thereof will be effected only through, records maintained by the participants in DTC. Except as described herein, Trust Preferred Securities in certificated form will not be issued in exchange for the global certificate or certificates. See
                                               "Description of the Trust Preferred Securities -- Book-Entry Only
                                               Issuance -- The Depository Trust Company."

Listing . . . . . . . . . . . . . . . . .      Application will be made to list the Trust Preferred Securities for trading on the American Stock Exchange.

Proposed Trading Symbol . . . . . . . . .      "                ."

Risk Factors . . . . . . . . . . . . . . .     Prospective purchasers of Trust Preferred Securities should carefully consider the specific risk factors relating to an investment in the Trust
                                               Preferred Securities. See "Risk Factors."

                      SUMMARY FINANCIAL AND OPERATING DATA

         The following table sets forth summary historical consolidated financial data of the Company as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for each of the six month periods ended June 30, 1998 and 1997 were derived from the unaudited interim financial statements of the Company and its subsidiaries for those periods. In the opinion of the Company's management, the Company's summary historical consolidated financial data as of and for the unaudited six month periods ended June 30, 1998 and 1997 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The information presented below should be read in conjunction with the Company's historical consolidated financial statements and notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                             SIX MONTHS
                                           ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                                          -----------------             ---------------------------
                                           1998      1997      1997      1996      1995      1994      1993
                                          -------   -------   -------   -------   -------   -------   -------
 OPERATING DATA:                             (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
 Revenue:
    Earned discount income . . . . . .    $ 1,042   $ 2,927   $ 3,777   $ 9,778   $10,634   $ 6,625   $ 6,204
    Interest income - loans  . . . . .      1,924     1,564     3,119     1,369       144        70       115
    Servicing fees . . . . . . . . . .      4,046     1,803     6,314        --        --        --        --
    Other income - fees  . . . . . . .      1,721       953     1,981     1,054       166       201        --
                                          -------   -------   -------   -------   -------   -------   -------
          Total revenue  . . . . . . .      8,733     7,247    15,191    12,201    10,944     6,896     6,319

 Interest expense  . . . . . . . . . .      1,170     1,700     2,666     2,590     1,652       806       762
                                          -------   -------   -------   -------   -------   -------   -------
 Income after interest expense . . . .      7,563     5,547    12,525     9,611     9,292     6,090     5,557
 Provision for credit losses . . . . .        700       275       875       245       600        65       588
                                          -------   -------   -------   -------   -------   -------   -------
 Income after interest expense and
    provision for credit losses  . . .      6,863     5,272    11,650     9,366     8,692     6,025     4,969

 Operating Expenses:
    Salaries and employee benefits . .      2,458     2,121     4,431     3,545     2,997     1,960     1,569
    Amortization of intangible assets         197       189       379       361       410       276       275
    Occupancy and equipment  . . . . .        728       613     1,285       847       587       423       241
    Professional fees  . . . . . . . .        187       102       251       344       584       181       159
    Other  . . . . . . . . . . . . . .        945       810     1,852     1,812     1,089       691       507
                                          -------   -------   -------   -------   -------   -------   -------
          Total operating expenses . .      4,515     3,835     8,198     6,909     5,667     3,531     2,751
                                          -------   -------   -------   -------   -------   -------   -------
 Income before income taxes  . . . . .      2,348     1,437     3,452     2,457     3,025     2,494     2,218
 Income tax expense  . . . . . . . . .        925       587     1,388       906     1,177       863       783
                                          -------   -------   -------   -------   -------   -------   -------

 Net income  . . . . . . . . . . . . .    $ 1,423   $   850   $ 2,064   $ 1,551   $ 1,848   $ 1,631   $ 1,435
                                          =======   =======   =======   =======   =======   =======   =======
 BALANCE SHEET DATA:
    Total assets . . . . . . . . . . .    $80,939   $55,632   $56,401   $89,747   $62,212   $61,080   $26,494
    Long term debt . . . . . . . . . .         --        --        --        --        --        --        --
    Short term debt  . . . . . . . . .     41,900    22,000    21,000    58,000    33,000    29,926    11,993
    Stockholders' equity . . . . . . .     25,090    22,990    24,569    22,140    21,288    20,374     8,797

 PROFITABILITY RATIOS:
    Net yield on average earning
     assets  . . . . . . . . . . . . .       22.0%     21.0%     21.0%     24.0%     33.0%     33.0%     33.0%
    Return on average assets . . . . .        4.5(1)    2.3(1)    3.2       2.4       3.0       3.7       5.7
    Return on average equity . . . . .       11.6(1)    7.5(1)    8.9       7.1       8.9      11.2      17.8

 ASSET QUALITY RATIOS:
    Allowance for credit losses as a
     percentage of non-performing
     assets  . . . . . . . . . . . . .       64.7%     82.6%     89.9%    124.6%    348.1%    360.8%    307.7%
    Net charge-offs as a percentage of
     average earning assets  . . . . .       1.0(2)     0.5(2)    0.7       0.7       1.6       1.6       2.1

    Ratio of earnings to fixed
     charges(3)  . . . . . . . . . . .       3.0x       1.8x      2.3x      1.9x      2.8x      4.1x      3.9x

      (1)        Percentage shown has been annualized.
      (2)        For the twelve months ended June 30, 1998 and 1997.
      (3) For purposes of calculating these ratios: (i) "fixed charges" represent interest expense and (ii) "earnings" represent the aggregate of income before income taxes and interest expense.

                                  RISK FACTORS

         Before investing in the Trust Preferred Securities offered hereby, prospective investors should give special consideration, in addition to the information set forth elsewhere in this Prospectus, to the information set forth below. The Company cautions the reader, however, that this list of factors may not be exhaustive.

         The risk factors set forth below and elsewhere in this Prospectus should be read as accompanying all forward-looking statements made in this Prospectus. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expects," "anticipates," "intends," "plans," "estimates," "should" and words of similar import. The Company's actual results could differ materially from those anticipated in such forward-looking statements for the reasons set forth below and for other reasons.

            RISK FACTORS RELATING TO THE TRUST PREFERRED SECURITIES

RANKING OF SUBORDINATE OBLIGATIONS UNDER THE GUARANTEE AND THE DEBENTURES

         The obligations of KBK under the Guarantee issued by KBK for the benefit of the holders of the Trust Preferred Securities are unsecured and rank subordinate and junior in right of payment to all other liabilities of KBK and pari passu with the most senior preferred stock, if any, issued from time to time by KBK. The obligations of KBK under the Debentures are subordinate and junior in right of payment to all present and future Senior Debt. As of June 30, 1998, on a pro forma basis and after giving effect to this Offering and the application of the proceeds therefrom (assuming the Underwriters' over-allotment option is not exercised), KBK had no Senior Debt other than its guarantee of indebtedness of KBK Financial which was $38.4 million at June 30, 1998, excluding accounts payable and accrued expenses, deferred income taxes and other liabilities. The ability of the Trust to pay amounts due on the Trust Preferred Securities is solely dependent upon KBK making payments on the Debentures as and when required. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary, including KBK Financial, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Trust Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of the Debentures should look only to the assets of the Company for payments on the Debentures. None of the Subordinated Indenture, the Guarantee or the Declaration places any limitation on the amount of secured or unsecured debt, including Senior Debt, that may be incurred by KBK. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Debentures -- Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; TRADING PRICE

         So long as there is no continuing event of default under the Debentures, KBK has the right under the Subordinated Indenture to defer the payment of interest on the Debentures beyond the regular quarterly period (the "Interest Payment Period") at any time or from time to time for a period not exceeding 20 consecutive quarters, provided that no such Extension Period may extend beyond the stated maturity of the Debentures. Upon the termination of any Extension Period and the payment on the Interest Payment Date (as defined herein) coinciding with or next following the end of such Extension Period (whichever is earlier) of all amounts then due to the persons in whose names the Debentures are registered at the close of business on the regular record date next preceding such Interest Payment Date, KBK may select a new Extension Period and terminate the payments of all amounts then due subject to the requirements described herein. As a consequence of any such deferral, quarterly distributions on the Trust Preferred Securities by the Trust will be deferred (and the amount of distributions to which holders of the Trust Preferred Securities are entitled will accumulate additional distributions) during any such Extension Period.

         Should an Extension Period occur, a holder of Trust Preferred Securities will continue to accrue income (in the form of OID) in respect of its pro rata share of the deferred interest allowable to the Debentures held by the Trust for United States federal income tax purposes. As a result, a holder of Trust Preferred Securities will include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Trust if the holder disposes of the Trust Preferred Securities prior to the record date for the payment of distributions. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

         KBK has no current intention of invoking an Extension Period. Should KBK elect to exercise such right in the future, however, the market price of the Trust Preferred Securities is likely to be adversely affected. A holder that disposes of its Trust Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Trust Preferred Securities. In addition, as a result of the existence of KBK's right to invoke an Extension Period, the market price of the Trust Preferred Securities (which represent preferred undivided beneficial interests in the Debentures) may be more volatile than the market prices of other securities that are not subject to such deferrals.

TRUST SPECIAL EVENT EXCHANGE

         Under certain circumstances following the occurrence and continuation of a Trust Special Event (as defined herein), the Trust Preferred Securities are also subject to exchange in whole or in part, in the manner described herein, for the Debentures, which exchange will result in termination of the Trust. See "Description of the Trust Preferred Securities -- Trust Special Event Exchange."

         There can be no assurance as to the market prices for Trust Preferred Securities or Debentures that may be distributed in exchange for Trust Preferred Securities if a liquidation of the Trust occurs or if the Trust Preferred Securities are exchanged for Debentures in connection with a Trust Special Event. Accordingly, the Trust Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Debentures that a holder of Trust Preferred Securities may receive on liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Trust Preferred Securities offered hereby. Because holders of Trust Preferred Securities may receive Debentures on dissolution of the Trust or if the Trust Preferred Securities are exchanged for Debentures in connection with a Trust Special Event, prospective purchasers of Trust Preferred Securities are also making an investment decision with regard to the Debentures and should carefully consider all of the information contained herein regarding the Debentures. See "Description of the Trust Preferred Securities -- Trust Special Event Exchange" and "Description of the Debentures -- General."

LIMITATIONS OF THE GUARANTEE

         Pursuant to the Guarantee, KBK guarantees on a subordinated basis to the holders of the Trust Preferred Securities the following payments, to the extent not paid by the Trust: (i) any accumulated and unpaid distributions required to be paid on the Trust Preferred Securities, to the extent that the Trust has funds on hand legally available therefor at such time; (ii) the redemption price with respect to any Trust Preferred Securities called for redemption, to the extent that the Trust has funds on hand legally available therefor at such time; and (iii) upon a voluntary or involuntary termination, dissolution, winding-up or liquidation of the Trust (unless the Debentures are distributed to holders of the Trust Preferred Securities), the lesser of (a) the aggregate of the liquidation amount of the Trust Preferred Securities and all accumulated and unpaid distributions thereon to the date of payment to the extent that the Trust has funds on hand legally available therefor at such time and (b) the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities in liquidation of the Trust.

         Pursuant to the Guarantee, KBK agrees that it will honor all obligations described therein relating to the exchange of the Trust Preferred Securities for Debentures.

     The holders of a majority in aggregate liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trust Guarantee Trustee (as defined herein) in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Trust Guarantee Trustee under the Guarantee. If the Trust Guarantee Trustee fails to enforce the Guarantee, any holder of Trust Preferred Securities may institute a proceeding directly against KBK to enforce its rights under the Guarantee without first instituting a proceeding against the Trust, the Trust Guarantee Trustee or any other person or entity. If KBK were to default on its obligation to pay amounts payable under the Debentures, the Trust would lack funds for the payment of distributions or amounts payable on redemption of the Trust Preferred Securities or otherwise, and, in such event, holders of the Trust Preferred Securities would not be able to rely upon the Guarantee for payment of such amount. Instead, in the event a Debenture Event of Default shall have occurred and be continuing, a holder of Trust Preferred Securities would be required to rely on enforcement by the Property Trustee of its rights as registered holder of Debentures against KBK pursuant to the terms of the Subordinated Indenture and the Debentures. If, however, such event is attributable to the failure of KBK to pay interest on or principal of the Debentures on the payment date on which such payment is due and payable, then a holder of Trust Preferred Securities may directly institute a proceeding against KBK for enforcement of payment to such holder of the interest on or principal of such Debentures having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities of such holder (a "Legal Action"). In connection with such Legal Action, KBK will be subrogated to the rights of such holder of Trust Preferred Securities under the Declaration to the extent of any payment made by KBK to such holder of Trust Preferred Securities in such Legal Action. Except as set forth herein, holders of Trust Preferred Securities will not be able to exercise directly any other remedy available to the holders of Debentures or assert directly any other rights in respect of the Debentures. See "Description of the Trust Preferred Securities -- Trust Enforcement Events; Notice" and "-- Enforcement of Certain Rights by Holders of Trust Preferred Securities" and "Description of the Guarantee" and "Description of the Debentures -- Events of Default." The Declaration provides that each holder of Trust Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Subordinated Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

         If a Debenture Event of Default occurs and is continuing, then the holders of Trust Preferred Securities would rely on the enforcement by the Property Trustee of its rights as the holder of the Debentures against KBK. In addition, the holders of a majority in aggregate liquidation preference of the Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as holder of the Debentures. If the Property Trustee fails to enforce its rights as holder of the Debentures after a request therefor by a holder of Trust Preferred Securities, such holder may proceed to enforce such rights directly against KBK. Notwithstanding the foregoing, if a Debenture Event of Default occurs that results from the failure of KBK to pay principal of or interest on the Debentures when due (or in the case of a redemption, on the redemption date), during the continuance of such an event of default a holder of Trust Preferred Securities may institute a Legal Action against KBK to obtain payment to such holder of such principal or interest on Debentures having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities owned of record by such holder. See "Description of the Trust Preferred Securities -- Trust Enforcement Events; Notice," "-- Enforcement of Certain Rights by Holders of Trust Preferred Securities" and "-- Voting Rights; Amendment of the Declaration."

LIMITED VOTING RIGHTS

         Holders of the Trust Preferred Securities will generally have limited voting rights, primarily in connection with directing the activities of the Property Trustee as the holder of the Debentures. Holders of the Trust Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, which voting rights are vested exclusively in KBK as holder of the Trust Common Securities, provided that, upon the occurrence and during the continuance of a Trust Enforcement Event (as defined herein), the Property Trustee may be removed and a successor appointed only by the holders of a majority in liquidation amount of the Trust Preferred Securities. The holders of a majority in liquidation amount of the Trust Preferred Securities will, however, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or direct the exercise of any power conferred upon the Property Trustee including the right to direct the Property Trustee as holder of the Debentures, (i) to exercise the remedies available to it under the Subordinated Indenture as holder of the Debentures and (ii) to consent to any amendment, modification or termination of the Subordinated Indenture or the Debentures, where such consent shall be required. See "Description of the Trust Preferred Securities -- Voting Rights; Amendment of the Declaration."

PROPOSED TAX LEGISLATION

         As a part of President Clinton's Fiscal 1999 Budget Proposal, the Treasury Department has proposed legislation (the "Proposed Legislation") that, among other things, will treat as equity for United States federal income tax purposes certain debt instruments that are not shown as indebtedness on the consolidated balance sheet of the Trust. A similar proposal was included in President Clinton's Fiscal 1998 Budget Proposal but was not included in either the Taxpayer Relief Act of 1997 or the IRS Capital Restructuring and Reform Bill of 1998. No assurance can be given that the Proposed Legislation will not ultimately be enacted in the future, that such future legislation would not have a retroactive effective date and that such future legislation would not prevent KBK from deducting interest on the Debentures. Such an event would constitute a Trust Tax Event and would permit the Trust to exchange the Trust Preferred Securities, in whole or in part, for the Debentures.

TRADING PRICE OF TRUST PREFERRED SECURITIES

         The Trust Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Debentures. A holder disposing of Trust Preferred Securities between record dates for payments of distributions thereon will be required for United States federal income tax purposes to include accrued but unpaid interest on the Debentures through the date of disposition in income as ordinary income (i.e., original issue discount), and to add such amount to the adjusted tax basis in the holder's Trust Preferred Securities. To the extent the selling price is less than the holder's adjusted tax basis (which will include, in the form of original issue discount, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Sales of Trust Preferred Securities."

NO PRIOR MARKET FOR THE TRUST PREFERRED SECURITIES

         The Trust Preferred Securities constitute a new issue of securities with no established trading market. Application will be made to list the Trust Preferred Securities on the American Stock Exchange. There can be no assurance that an active market for the Trust Preferred Securities will develop or be sustained in the future on the American Stock Exchange. No assurance can be given as to the liquidity of, or trading markets for, the Trust Preferred Securities.

                      RISK FACTORS RELATING TO THE COMPANY

CREDIT RISK

         A primary risk facing the Company, and financial institutions in general, is credit risk, that is the risk of losing principal, discount income and interest due to a client's breach under a receivables purchase facility, a debtor's failure to pay or borrower's failure to perform according to the terms of such borrower's loan or factoring agreement. The Company is exposed to the risk that customers to whom it has made loans will be unable to repay those loans according to their terms and that collateral securing such loans may not be sufficient in value to assure repayment. The Company is also exposed to risk from client fraud. The Company is exposed to similar credit risks with respect to the account debtors on the accounts receivable purchased by the Company. Credit losses could have a material adverse effect on the Company's operating results. While management has taken measures intended to limit exposure to any one client or account debtor, there can be no assurance that such measures will be effective in avoiding undue credit risk. In addition, there can be no assurance that the Company's allowance for credit losses is adequate to absorb all future charge-offs arising from the Company's accounts and loans receivable. At December 31, 1997, the Company's earning assets in each of the energy-related, wholesale and retail sales, and manufacturing sectors represented over 10% of the Company's earning assets. A downturn in any of these sectors could have a material adverse effect on the Company's operating results.

COMPETITION

         The Company encounters significant competition from factoring companies, asset based lenders, commercial banks and other financial institutions engaged in secured lending. Due to the size of facilities offered by the Company and the size of target clients, the Company competes with a large number of local and regional sources of financing, as well as large national competitors. Many of these competitors have significantly greater financial and other resources than the Company and have access to capital at a lower cost than the Company. See "The Company - Competition."

IMPACT OF INTEREST RATE CHANGES

         The Company's results of operations are principally dependent on net interest and discount income, calculated as the difference between interest earned on loans and investments and discounts earned on accounts receivable purchased and the interest expense paid on borrowings. Like other financial institutions, the Company's interest and discount income and interest expense are affected by general economic and financial conditions. While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk.

VOLATILITY OF RECEIVABLES PORTFOLIO AND OPERATING RESULTS

         The size of the Company's receivables portfolio and the Company's aggregate volume of receivables purchased can vary significantly during a year due to differences in timing of collections and purchases of receivables and the volume of receivables available to be purchased from clients. The Company's results of operations can also vary significantly, and unpredictably, from quarter to quarter.

REGULATORY RISKS

         The financial industry is subject to compliance with state usury laws, which generally limit the amount of interest that a creditor may contract for, charge or receive in connection with the loan of money. Compliance with state usury laws affects the operational profitability of the Company. In addition, certain receivables acquired by the Company in connection with certain of its clients whose account debtors include the United States or departments or agencies thereof (the "Federal Government") are subject to the Federal Assignment of Claims Act ("FACA"). FACA is primarily intended to protect the Federal Government, not shareholders or other creditors. Non-compliance with FACA causes the Company to lose any right it may have to receive payments directly from the Federal Government. Regulations affecting the financial industry are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting the Company may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There is no assurance that such modifications or new laws will not materially and adversely affect the business, conditions, or operations of the Company. See "The Company -- Government Regulation."

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

         The success of the Company is dependent to a certain extent upon the general economic conditions of the geographic markets they serve. Unlike larger financial institutions which are more geographically diversified, the Company provides financial services to clients located primarily in Texas, California and the Gulf Coast. No assurance can be given concerning the economic conditions which will exist in such markets.

CONCENTRATION OF OWNERSHIP

         The Company's senior management and directors own approximately 42% of the outstanding shares of Common Stock. Accordingly, these stockholders, if they vote together, will have significant influence over matters requiring stockholder approval, including election of the Company's directors and certain extraordinary transactions. The Company's charter does not permit cumulative voting, which may adversely affect stockholders' ability to elect a particular nominee to the board of directors of the Company. Additionally, the Company's charter and bylaws contain provisions which may make changes in management and control of the Company more difficult than would be the case absent such provisions.

DEPENDENCE ON KEY OFFICERS

         The success of the Company's business is dependent in significant part on the efforts and abilities of its Chief Executive Officer, Robert J. McGee. The loss of the services of Mr. McGee could have a material adverse effect on the Company.

YEAR 2000

         KBK is subject to risks associated with the year 2000 problem, a term which refers to uncertainties about the ability of various data processing hardware and software systems to interpret dates correctly after the beginning of the year 2000. Although the Company has initiated a company-wide program to prepare the Company's computer systems and applications for the year 2000 and believes that its year 2000 conversion project will be completed by July 1, 1999, there can be no guarantee that year 2000 compliance issues that may be created by clients, debtors and financial institutions with whom the Company does business will be resolved. Disruptions caused by system failure or miscalculation as a result of year 2000 noncompliance could have a significant impact on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of the Year 2000 Issue."

                                USE OF PROCEEDS

         The proceeds to be received by the Trust from the sale of the Trust Securities will be used by the Trust to purchase the Debentures. The Company will use the proceeds from the sale of such Debentures to repay approximately $ million of short-term indebtedness, and for general corporate purposes.

                                  THE COMPANY

OVERVIEW

         KBK Capital Corporation is a holding company of an independent financial services company that provides a broad line of financial products and services to middle market commercial businesses with credit needs of less than $10 million. The Company was founded in 1962 as a factoring company for energy-related receivables in Texas. Factoring has served as the cornerstone of KBK's growth. In 1994, the Company began introducing new products in an effort to meet the needs of its clients and diversify its product mix. These products include purchase revolvers, working capital and term loans, mezzanine loans and equipment leasing. Factoring, purchase revolvers, working capital loans and term loans represented approximately 38%, 21%, 16%, and 25%, respectively, of the Company's earning assets at June 30, 1998. "Earning assets" means owned and managed factoring facilities, purchase revolvers, commercial loans and mezzanine loans.

         KBK's client base consists primarily of businesses with annual revenues ranging from $1 million to $50 million. The Company's clients typically have rapidly expanding operations which drive their need for capital. KBK strives to provide fast, flexible and creative solutions that are tailored to meet these needs. This approach has provided

KBK with a strong reputation in the middle market and a well-diversified client base. The Company's clients are located in eleven states and are engaged in a range of businesses, including energy-related, manufacturing, wholesale and retail, and other businesses. As of June 30, 1998, no one client represented more than 8.3% of the Company's "earning assets"

         The Company has consistently employed a disciplined credit approach which has enabled it to increase earning assets, minimize credit losses and generate 36 consecutive years of profitability. The Company's earning assets have grown from $23.0 million at December 31, 1993 to $143.2 million as of June 30, 1998. The ratio of net charge-offs to average earning assets over the same period has declined from 2.0% in 1994 to 1.0% for the twelve months ended June 30, 1998. The Company has also maintained prudent credit reserves. As of June 30, 1998, KBK's allowance for credit losses was $2.0 million or 1.4% of total earning assets.

         The Company's factoring facilities generally involve an on-going or revolving agreement to purchase eligible new receivables. Factoring involves the Company's purchase and the client's true sale of accounts receivable which usually are individually ledgered, invoice-by-invoice on the Company's books. The Company offers a full range of factoring products and services including: notification, non-notification, verification, non-verification and non-recourse factoring as well as several other hybrid variations. The obligors or "debtors" of the factored receivables typically represent large, financially strong businesses, many of which are ranked in Fortune Magazine's Fortune 1000 list. As of June 30, 1998, KBK's portfolio of owned and managed receivables purchased under factoring facilities totaled $53.0 million. The Company's yield on its factoring portfolio was 20.2% in 1997 and 22.4% for the six months ended June 30, 1998.

         In addition to factoring or purchasing accounts receivable on a specific "invoice-by-invoice" ledgered basis, the Company also purchases accounts receivable as a revolving "pool." Under this arrangement, the client sells all receivables as and when they are generated by the business and KBK makes periodic advances upon a request by the client, in aggregate amounts up to the client's maximum availability limit. The Company's yield on purchase revolvers was 14.2% in 1997 and 13.4% for the six months ended June 30, 1998.

         KBK's commercial loan portfolio includes working capital and term loan facilities that are typically secured by a first lien on accounts receivable, inventory, equipment, owner-occupied real estate or other assets. The working capital lines of credit have maturities of up to two years, while term loans are structured with monthly payments and maturities which typically range from one to five years. Most of the Company's commercial loan products are priced on a floating rate basis over the Company's announced base rate. During 1997 and the six months ended June 30, 1998, the Company's yield on its commercial loan portfolio was 12.1% and 13.0%, respectively.

         The Company's mezzanine loan product, which was introduced in 1998, offers an attractive financing alternative for customers whose growth has outpaced their borrowing capacity from senior debt sources. The Company's strategy with respect to mezzanine loans is to extend the duration of its current relationships and offer the Company's traditional products to new customers. It is anticipated that KBK's mezzanine financings will typically have fixed interest rates as well as warrants to acquire equity in the borrower. Since introducing the product in the first quarter of 1998, the Company has reviewed approximately 130 transactions. To date, the Company has funded two loans for an aggregate investment of $5.0 million.

         In 1997, the Company established a secured credit facility through a conduit commercial paper issuer to diversify its funding sources and reduce its cost of capital. Under this arrangement, KBK sells receivables to the conduit on a non-recourse basis; the KBK receivables are pooled with similar types of receivables acquired by the conduit from other unaffiliated companies and serve as collateral for revolving commercial paper issuances. KBK continues to manage and service the receivables sold by KBK to the conduit in exchange for a fee based on the balance of such receivables. As of June 30, 1998, KBK had $70.0 million of receivables outstanding in the conduit facility and during 1997 and the first six months of 1998 the Company had received approximately $6.3 million and $4.0 million, respectively, in fees related to managing and servicing such assets. Currently, the Company has the ability to fund up to $75.0 million through the conduit facility and expects this limit to increase as growth in total net earning assets continues. The financing provided by this facility is off-balance sheet and the Company realizes no gain on transfer of the receivables to the conduit. Servicing income is credited as received. The Company believes that the conduit facility will enable it to significantly expand its owned and managed portfolio while simultaneously minimizing its balance sheet leverage.

         Over the past five years, the Company has posted strong growth in revenue and consistent profitability within reasonable leverage levels. Revenues have increased from $6.3 million for 1993 to $15.2 million for 1997 and $8.7 million for the six months ended June 30, 1998. This growth was largely attributed to an increase in KBK's total earning assets, which rose from $23.0 million as of December 31, 1993 to $143.2 million as of June 30, 1998. Operating profit increased from $1.4 million in 1993 to $2.1 million in 1997 and $1.4 million for the six months ended June 30, 1998. The Company's ratio of earnings to fixed charges was 3.9x at December 31, 1993 and 3.0x at June 30, 1998.

         The Company is incorporated in the state of Delaware and its headquarters are located at 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102. The Company's general telephone number is (817) 258-6000. KBK maintains six offices: three in Texas, and one in each of Louisiana, California and Missouri.

STRATEGY

         The Company's long-term goal is to be a leader in providing financial products and services to middle market businesses in the United States. By serving the financial and capital needs of this growing segment, the Company believes that it can achieve strong growth and generate a return on assets above other financial institutions. During the course of the past five years, the Company has leveraged its existing market presence into new product lines to enable its clients to transition into lower-priced financial products and services as their business expanded and credit quality improved. Additionally, the Company expanded its geographic presence in key metropolitan markets through both new office openings and the development of relationships with regional correspondent banks. The Company remains committed to focusing on its core middle market commercial finance business. Going forward, KBK's growth strategies include increasing market penetration, introducing additional products and services, expanding market presence and pursuing strategic acquisitions and partnerships.

         Increase Market Penetration. A critical aspect of KBK's long-term growth objective is to increase its earning asset base from existing markets. The Company's strategy is to (i) continue improving the productivity of its marketing force through extensive market planning and a compensation program tied directly to targeted objectives, (ii) add additional marketing professionals and (iii) train its marketing force to cross-sell existing and new products. Each year, KBK's account officers are required to develop a marketing plan with respect to existing customer business and new business prospects. This active business development program is designed to enable KBK account officers to identify an ample number of new high-quality business opportunities, thereby improving selectivity and increasing market penetration. In order to meet their objectives, account officers are provided with on-going training in the areas of credit analysis, product application and relationship development and retention.

         Expand Product Line. Another element of KBK's growth plan is the continued introduction of new products and services. Since 1995, the Company has introduced a variety of commercial finance products and services designed to meet the needs of its core middle market client, broaden its client base and diversify its portfolio mix. Many of these products enable KBK's former factoring clients to transition to other financial products and services as their credit quality improves and, accordingly, have allowed the Company to lengthen the duration of its relationships. In addition, a growing component of KBK's portfolio is comprised of conventional commercial loans extended to clients with more than two years of tenure with the Company. The mezzanine market has also generated a number of high quality conventional commercial loan prospects. See " -- Products."

         Expand Market Presence. Today, KBK maintains a significant presence in six large metropolitan areas (Los Angeles, Dallas/Fort Worth, Houston, New Orleans, San Antonio and St. Louis). KBK's goal is to have a physical presence in a substantial number of the nation's largest markets. The Company has a two-step approach that enables

KBK to establish wholesale client relationships and an asset base prior to committing to the overhead expenses associated with opening a new office. Through its Correspondent Banker(TM) Program, KBK has established a network of local or regional commercial banks to source deals in exchange for a participation in the deal or an origination fee. Once an adequate portfolio has been established to justify incremental costs, the Company may establish a new marketing office.

         The foundation of the Correspondent Banker(TM) Program is a computer-based scanning and imaging system for factoring across the Internet. This system was originally developed for use in the Company's own marketing offices. However, in late 1996, the Company began prototyping the system and filed a patent application covering the process in 1998. Under this method, the bank identifies prospective factoring clients. Both KBK and the bank underwrite each new client, and KBK also reviews and underwrites each individual invoice. After the credit analysis and underwriting are performed, the bank funds the invoice. KBK administers the collection process and the bank and KBK split revenue and any losses. The Company's St. Louis area office, opened in early 1998, is primarily focused on marketing this system to community banks across the country. Currently, KBK has four banks operating under contracts for the system.

         Pursue Strategic Acquisitions and Partnerships. Also important to the Company's long-term goal is the pursuit of strategic acquisitions and formation of key partnerships. The Company will focus on acquisition candidates who can expand KBK's origination capabilities, product line, cross-selling potential and market penetration, rather than those which merely add to its asset base.

         In addition to acquisitions, KBK will continue to explore partnerships which complement or leverage the Company's product portfolio or client relationships. During the past several years, KBK has formed a number of important partnerships. For example, KBK currently offers equipment lease financing through third party equipment leasing companies. KBK also originates real estate loans to its clients and sells such loans to an unaffiliated real estate lender. KBK collects an origination or placement fee from its client or the third party.

         Balanced Asset Management Principles. The Company believes that it has been very successful in achieving an appropriate balance between asset growth, asset quality and profitability. The Company's earning assets have grown from $23.0 million as of December 31, 1993 to $143.2 million as of June 30, 1998. In 1997 and for the twelve months ended June 30, 1998, KBK's ratios of net charge-offs to average net earning assets were 0.7% and 1.0%, respectively. Such quality has been achieved through strict adherence to proven systems for origination, underwriting and monitoring. The Company's profits have increased from $1.4 million in 1993 to $2.1 million in 1997 and $1.4 million for the six months ended June 30, 1998.

PRODUCTS

         The Company currently offers factoring facilities; purchase revolver facilities; commercial loans secured by accounts receivable, inventory, equipment, owner-occupied real estate or other assets of the borrower; and mezzanine loans. The Company intends to offer a broad line of financing products to commercial businesses in the middle market in order to provide a single source of financing for these businesses. The Company also sells third party products to existing customers on a fee basis. KBK believes that this breadth of financing services for middle market clients differentiates the Company from its competitors and enables its clients to transition between products as their businesses expand and credit quality improves. Factoring, purchase revolvers, working capital loans and term loans represented approximately 38%, 21%, 16% and 25%, respectively, of the Company's earning assets at June 30, 1998. The Company's four main product categories are described below.

         Factoring

         Management believes KBK operates the largest and oldest independent commercial factoring portfolio in the southwestern region of the United States. KBK offers a full range of factoring products and services from traditional "old-line" notification factoring to non-recourse, non-notification and non-verification factoring. The Company's factoring facilities generally involve an on-going or revolving agreement to purchase eligible new receivables. These agreements generally are cancelable by KBK upon 30 days notice and range between $500,000 and $2 million in facility size. The facilities involve the purchase of receivables and therefore qualify for off-balance sheet treatment on the client's books and provide KBK with some insulation from consolidation and other risks in the event of client bankruptcy.

         Factored receivables are individually ledgered on an "invoice-by-invoice" basis in the Company's proprietary data processing system and all collections are matched and posted against the original invoice. This proprietary system includes a management information system which tracks performance and risk trends by customer or "client", by obligor or "debtor", as well as measures the performance of the aggregate portfolio. The factoring system also allows KBK account executives and senior management to select from a broad menu of reports and analytical tools. Many of these system reports are also provided to the Company's clients via the Internet. The Company's electronic client files track purchase volume, customer concentrations, account agings, dilution and other key data for each of the Company's clients and provides a trendline perspective over the span of the client relationship. The Company's debtor files include a data base with active files covering more than 20,000 U.S. businesses. These files are regularly updated and include (a) financial information gathered directly from the debtor, rating agencies, credit services and other public and private data sources, (b) payment habits and patterns developed by profiling KBK's historical experience with the particular debtor spanning across all clients and time periods, which helps the Company identify when a particular debtor begins stretching trade payables' and may be experiencing a deterioration in financial capacity, and (c) reference checks with trade, industry sources as well as other factoring companies. Perpetual maintenance of these debtor files allows the Company to establish maximum debtor exposure limits prior to receiving a specific purchase request from any particular client. Each debtor exposure limit is refreshed periodically on a pre-determined schedule, allowing spontaneous response to individual client requests.

         The Company purchases individual accounts receivable for a negotiated price which is less than the face amount, based upon the size, age and type of accounts being purchased, the quality of client documentation and the Company's knowledge of the payment history and judgment of the creditworthiness of the account debtors. KBK generates revenue through a combination of discounts and fees that are negotiated on a client-by-client basis.

         The following describes the factoring products offered by the Company in the course of its factoring business. These products are blended in various combinations, on a case by case basis, to formulate the particular structure most appropriate for a particular client's needs and risk profile.

         Notification Factoring is most appropriate for small businesses that lack the capacity to provide a lender with the financial information required to evaluate their capacity to repay debt through cash flow. In this style of factoring, the Company typically notifies or instructs the debtor to remit payments directly to KBK. Notification can be accomplished by stamping a notice of the assignment and remittance instructions on the face of the original invoice transmitted to the debtor or by sending a separate letter, usually by certified mail, to the debtor. Irrespective of the method of notification, once properly notified of the assignment, the debtor is obligated to remit payment for assigned receivables directly to KBK or risk liability for double payment. The operational burden and expense incurred in this notification process is greatly reduced by KBK's automated systems.

         Non-notification Factoring is when the debtor of the accounts receivable is not notified of the purchase. Instead, KBK purchases the receivables, relying principally on documentation and representations provided by the client. Although this reliance on client documentation and representations exposes the Company to the possibility of conversion fraud by dishonest clients, non-notification factoring is intended for higher quality clients. Such clients view notification as potentially disruptive to sensitive customer relationships, who may perceive such notification from a factor as an indicator of weakness in their vendor. Consequently, clients seek to avoid this intrusion whenever possible. Non-notification transactions have historically comprised the majority of KBK's factoring portfolio and management believes this form of factoring differentiates KBK's facilities from its competitors, allowing the Company to build and retain a portfolio of higher quality clients. However, even in non-notification transactions, KBK always reserves the right to place the debtor on notice of the assignment. KBK's due diligence, reference checking, automated risk management systems and frequent audits have allowed the Company to limit its losses during the past 36 years.

         Verification Factoring typically entails contacting the debtor prior to purchase, and confirming that the individual invoices underlying the receivables offered for sale are valid, due and payable at par without offset. Verification is a labor intensive exercise, normally accomplished by phone conversation directly with the debtor. However, written verification is occasionally required. Most verification factoring accounts also require debtor notification as a precedent to purchase. Verification factoring represents a small proportion of KBK's portfolio, limited primarily to troubled higher risk clients. Even in such accounts, KBK normally limits the verification process to a sampling of large or unusual receivables.

         Non-verification Factoring, like non-notification factoring, may subject the Company to greater reliance on client documentation and representations and consequently exposes the Company to the possibility of fraud by dishonest clients. However, clients view the verification process at least as disruptive to sensitive customer relationships as the notification process. Consequently, KBK's willingness to forgo intrusive debtor verification in exchange for upfront due diligence, reference checking and frequent audits differentiates KBK's facilities from its competitors. Management believes this form of factoring has allowed the Company to build and retain a portfolio of higher quality clients. Just as non-notification transactions can be converted to notification accounts at KBK's discretion, non- verification accounts can become verification accounts as circumstances warrant. KBK typically engages in non- verification factoring.

         Recourse Factoring, which is commonly practiced across the factoring industry, is not a prevalent aspect of KBK's factoring business. In recourse transactions, the client is fully liable for repayment of all factoring advances in the event of non-collection of an account. This style of factoring is virtually indistinguishable from specific receivable lending. It is KBK's view that full recourse to the client may substantially weaken defendability of the transaction as a true sale, exposing the factor to the risk of consolidation, and other risks, in the event of a client bankruptcy.

         Non-recourse Factoring entails the purchase of receivables without recourse to the seller for some or all elements of risk in the event of non-payment. This transference of some element(s) of risk is generally the primary determinant in distinguishing between a sale and a loan transaction. KBK's factoring transactions are typically structured as non-recourse transactions, in which the Company assumes the burden of credit risk for the debtor's inability to pay, subject to the Company's right to offset any credit loss against any pre-established client reserves. However, the risk of non-payment resulting from the delivery of faulty merchandise or deficient services remains the responsibility of the client, as well as any debtor offsets or reductions the debtor may have from the original invoice amount. While KBK bears the full burden of the debtor credit risk in such transactions, it is the Company's view that assumption of this risk is controllable because KBK has the right to refuse to purchase receivables payable by low quality, high risk debtors.

         During 1997 and the first six months of 1998, KBK purchased receivables with a face-amount totaling approximately $400.0 million and $238.0 million, respectively, from clients spanning a broad range of industries. In 1997 and for the first six months of 1998, KBK's yield on these factoring facilities was 20.2% and 22.4%, respectively.

         Purchase Revolver Facilities

         In addition to factoring or purchasing accounts receivable on a specific invoice-by-invoice ledgered basis, the Company also purchases accounts receivable as a revolving "pool." These purchases are sometimes referred to as revolving purchase facilities, pooled purchase facilities or batch purchase facilities and closely resemble a conduit financing structure in which the client transfers ownership of all of its receivables to KBK and receives off-balance sheet treatment for the transaction. Under this arrangement, the client sells all receivables as and when they are generated by their business and KBK makes periodic advances upon request by the client, in aggregate amounts up to the client's maximum availability limit. The maximum availability limit under these facilities is similar to a borrowing base availability limit and is typically calculated at approximately 80% of eligible receivables, less the current balance of prior advances. Generally these transactions are entered into with clients who have greater financial stability, larger volumes of invoices, and more sophisticated management information and reporting systems. When such purchases are transacted, KBK does not perform an individual review of each purchased invoice and associated documentation. Rather, the documentation is held in trust by the client and the Company earns discounts on the amount paid for purchased receivables. KBK's yield during 1997 and the first six months of 1998 for revolving purchase facilities was 14.2% and 13.4%, respectively.

         Commercial Finance

         The Company offers a variety of financings that are similar to those offered by commercial banking institutions and asset-based lenders. The following describes these in further detail.

         Working Capital Lines of Credit. KBK provides working capital for rapidly growing companies through borrowing base lines of credit. The amount of the financing is predicated on the current value of the underlying receivable and inventory collateral. Generally, the Company advances up to 80% against its clients' eligible accounts receivable and up to 50% on eligible inventory. Typically, aggregate inventory advances cannot exceed aggregate advances against receivables. The monitoring frequency on lines of credit varies from daily to monthly, depending upon the underlying financial condition of each particular borrower. The term of these facilities generally does not exceed two years for accounts receivable and one year for inventory, and the interest rate is typically floating based upon a spread over the KBK base rate and is payable monthly. The Company's average yield on this product was approximately 12.1% in 1997 and 13.0% for the first six months of 1998.

         Term Loans. KBK provides term loans with variable rates and terms to finance the purchase of equipment, machinery and other general corporate purposes. These term loans generally have maturities of up to five years. KBK provides capital expenditure lines, which are pre-approved commitments for new equipment purchases, refinancing of existing equipment and other capital expansion needs. Loan amounts and repayment terms are based on the type and appraised value of the underlying collateral. All term loans are supported by independent collateral appraisals and require monthly payments which are direct-debited (through automatic clearinghouse debits) from each client's bank account. The Company's yield on this product was 11.2% in 1997 and 13.0% for the first six months of 1998.

         Letters of Credit. KBK provides stand-by and documentary letters of credit ("L/Cs") on behalf of its clients. These L/Cs generally support the client's import or export activity and are fully secured by collateral acceptable to KBK. Typically, KBK arranges the issuance of the letters of credit through one of KBK's lenders. On occasion, however, KBK may issue the letter of credit directly and have it confirmed, if required, by one of its lenders. Typically, KBK charges a flat fee of between 2.0% and 3.0% for each L/C and pays 1.0% per annum to the issuing or confirming bank.

         Equipment Leasing. KBK offers equipment leases on negotiated terms based on those available from the Company's leasing company correspondents. Currently, KBK refers these opportunities to the equipment leasing companies in exchange for an origination or referral fee.

         Mezzanine Loans

         KBK's new mezzanine product offers financing alternative for customers whose growth has outpaced their borrowing capacity from traditional senior debt sources. The Company's strategy for mezzanine loans is to extend the length and depth of current relationships and provide the Company's traditional products to new customers. KBK's mezzanine financings will generally not exceed $5.0 million and will have fixed interest rates and bullet maturities. In addition to upfront closing fees and a current coupon, KBK seeks to receive warrants to acquire equity in the borrowers. KBK will consider participating as a lead or co-investor in larger transactions, which tend to be expansion financings, recapitalizations and divestitures, or leveraged and/or management buyouts. Since introducing the product in the first quarter of 1998, the Company has reviewed approximately 130 transactions. The Company has funded two mezzanine loans, representing an aggregate principal investment amount of $5.0 million.

EARNING ASSETS ANALYSIS

         KBK has significantly expanded its portfolio over the past five years. As of June 30, 1998, the Company's owned and managed portfolio was $143.2 million, comprised of $73.2 million of net receivables owned and $70.0 million of net receivables under management.

         From an asset management perspective, the Company does not differentiate between its owned and managed portfolio. Although all receivables sold to the conduit facility are non-recourse to KBK, the Company monitors concentration limits and credit quality and determines credit losses on the combined amount of owned and managed assets. This conservative approach enables the Company to track the performance of its portfolio on a consistent basis year over year.

         The following chart summarizes the Company's owned and managed portfolio over the past five years:

                   OWNED AND MANAGED EARNING ASSETS PORTFOLIO
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                                                   ------------
                                  JUNE 30,
                                    1998        1997       1996        1995       1994       1993
                                  --------    --------    -------     -------    -------    -------
Accounts Receivable(1) . . . . .  $ 82,944    $ 75,383    $53,926     $40,378    $51,739    $22,240
Loans Receivable and
    Other (2)  . . . . . . . . .    57,147      35,204     27,376       5,610        241        431
Non-Performing Assets  . . . . .     3,093       2,176      1,658         496        460        377
                                  --------    --------    -------     -------    -------    -------
Gross Earnings Assets  . . . . .   143,184     112,763     82,960      46,484     52,440     23,048
Allowance for Credit
    Losses . . . . . . . . . . .     1,960       1,929      1,608       1,729      1,658      1,161
                                  --------    --------    -------     -------    -------    -------
Total Net Earnings Assets  . . .  $141,224    $110,834    $81,352     $44,755    $50,782    $21,887
                                  ========    ========    =======     =======    =======    =======

--------------------------

(1) Includes factoring and purchase revolvers; includes $66,991 and $69,374 of managed assets sold to the conduit facility outstanding as of December 31, 1997 and June 30, 1998, respectively.

(2) Includes $12,130 and $14,230 of managed assets sold to the conduit facility outstanding as of December 31, 1997 and June 30, 1998, respectively.

         Diversification

         The Company seeks to diversify its portfolio of earning assets so as to limit exposure to any one specific industry. On the purchased accounts receivable portfolio, the Company tracks concentration by the industry of the account debtor as shown in the following table.

                          GROSS ACCOUNTS RECEIVABLE(1)
               (MANAGED & OWNED)  BY INDUSTRY OF ACCOUNT DEBTORS
                             (DOLLARS IN THOUSANDS)

 INDUSTRY OF                       OUTSTANDING AS OF   PERCENTAGE OF     OUTSTANDING AS OF     PERCENTAGE OF
 ACCOUNT DEBTORS                   DECEMBER 31, 1997       TOTAL         DECEMBER 31, 1996         TOTAL
 ---------------                   -----------------       -----         -----------------         -----
 Wholesale, Retail Sales            $17,860                 23.7%           $  8,717               16.2%
 Energy Related                      10,365                 13.8               9,655               17.9
 Transportation                       5,298                  7.0               6,234               11.6
 Services                             4,507                  6.0               4,273                7.9
 Manufacturing                        3,509                  4.7               7,513               13.9
 Other                                3,304                  4.4               5,151                9.6
 Engineering & Construction           3,286                  4.3               1,773                3.3
 Federal, State & Local Govt.         1,332                  1.8               1,687                3.1
 Environmental Services                 805                  1.0                  79                0.1
 Communications                         611                  0.8                 119                0.2
 Agriculture                              7                  0.0                 405                0.7
 Pool Purchases                      24,499                 32.5               8,320               15.5
                                    -------               ------            --------             ------

 Total                              $75,383                100.0%           $ 53,926              100.0%

--------------------------

(1)  Includes factoring and purchase revolvers.

         As of December 31, 1997, the Company's ten largest account debtors represented 9.0% of total net purchases and 26.6% of the net receivables balance. No single debtor accounted for more than 7.0% of receivables under management as of December 31, 1997.

                          TEN LARGEST ACCOUNT DEBTORS
                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                        TOTAL 1997     PERCENTAGE OF        RECEIVABLE         PERCENTAGE OF
                                        RECEIVABLE         TOTAL              BALANCE          DECEMBER 31,
 DEBTOR                                 PURCHASES      NET PURCHASES     DECEMBER 31, 1997     1997 BALANCE
 ------                                 ---------      -------------     -----------------     ------------
 Ocean Marine Navigation Company        $ 7,052             1.7%             $ 3,559                 7.0%
 Builders Square                          6,825             1.6                1,267                 2.5
 Sam's Club                               5,669             1.3                1,810                 3.6
 Home Depot Inc.                          5,452             1.3                1,025                 2.0
 Otto Candies                             3,832             0.9                1,030                 2.0
 Majestic Athletic                        2,626             0.6                  765                 1.5
 Hughes Christensen                       2,413             0.6                  743                 1.5
 Apex Resources                           1,972             0.5                1,107                 2.2
 Bayship Management                       1,383             0.3                1,383                 2.7
 Keystone Shipping                          951             0.2                  825                 1.6
                                        -------             ---              -------               -----

          Total                         $38,175             9.0%             $13,514                26.6%

         In the loans receivable portfolio, the Company tracks the concentration of the borrowers, as shown in the following table.

                    GROSS LOANS RECEIVABLE (MANAGED & OWNED)
                             BY INDUSTRY OF CLIENTS
                             (DOLLARS IN THOUSANDS)

                                   Outstanding as of   Percentage of     Outstanding as of     Percentage of
 Industry of Clients               December 31, 1997       Total         December 31, 1996         Total
 -------------------               -----------------       -----         -----------------         -----
 Energy Related                         $12,793            36.3%              $ 7,524               27.5%
 Manufacturing                           11,734            33.3                 6,265               22.9
 Engineering and Construction             7,111            20.2                 8,067               29.5
 Wholesale and Retail Sales               1,006             2.9                 2,686                9.8
 Agriculture                              1,000             2.9                    --                 --
 Other                                    1,560             4.4                 2,834               10.3
                                        -------           -----               -------              -----

          Total                         $35,204           100.0%              $27,376              100.0%

         Credit Quality

         KBK's history of strong credit quality is a function of its stringent underwriting standards and diligent administrative processes after funding.
The Company's underwriting procedures consist of a detailed credit analysis of the client, the receivables and debtor bases (for a factoring facility) and the collateral (for a loan), as well as extensive reference checks. Generally, the proposed transactions with new clients must be reviewed by the Company's centralized underwriting department and receive a majority vote by the underwriting committee prior to approval. The multi-step approval process is designed to ensure that all proposed transactions conform with KBK's credit and collateral standards. See " -- Underwriting and Operations and Controls."

         After funding, the credit quality of the Company's portfolio is closely monitored by KBK's asset quality committee. The committee regularly re-evaluates the initial risk grade assigned to each client transaction. These ratings are either reaffirmed or changed based upon the client's financial condition, previous history or experience with the client, the quality of the underlying collateral, as well as any other relevant factors.

         Delinquencies and Charge-off Policies

         The asset quality committee reviews all delinquent accounts on a weekly basis. Any purchased account that is owned for more than 45 days requires the appropriate credit officer to submit a full explanation of the circumstances surrounding the delinquency and specific steps implemented to rectify the problem. When the asset quality committee determines that an account is doubtful as to its collection, including discount or interest income, the entire amount of the account is placed on non-performing status. After an account is placed on non-performing status, no income is accrued until circumstances indicate that such income is collectible. Upon an asset becoming non-performing, the Company commences aggressive collection efforts, including negotiated resolutions with its clients and prompt liquidation of collateral or purchased accounts receivable.

         Accounts are charged off when the Company believes that it can reasonably expect to incur a loss or if it expects to incur substantial collection or other expenses to collect the amount due. Accounts are written down to the net realizable value or charged-off completely when the Company believes that such treatment is warranted. As a matter of policy, all accounts that are more than 120 days past-due are charged off, unless the Chief Credit Officer determines that collection is in process and the balance has a reasonable probability of collection. Historically, KBK has not experienced large concentrations of past due accounts. As of June 30, 1998, past dues in excess of 90 days were 0.5% of total net receivables.

         Allowance for Credit Losses

         The allowance for credit losses is an amount which, in the judgment of senior management, is adequate to absorb the estimated losses from KBK's portfolio of earning assets. The amount of the provision for possible credit loss charged to earnings is determined each quarter based on the adequacy of the reserve relative to the quality and size of the portfolio.

         The adequacy of KBK's allowance for credit losses is reviewed on a quarterly basis by the Board of Directors' asset quality committee utilizing a matrix approach. The matrix measures the Company's actual loss experience over the past three, five and seven year periods and calculates an optimum required reserve for each asset class based upon the greater of (i) the Company's actual loss experience over any of the three time periods or (ii) the Board of Directors' approved minimum reserve. In determining this minimum reserve the Board of Directors considers the size of the portfolio, the level of non-performing assets and any known portfolio loss exposures. The matrix also performs stress test analyses on the allowance to discern the impact of various growth scenarios. In addition to this matrix, the committee also takes into account subjective factors, such as known and inherent risks in the portfolio, adverse situations that may affect repayment, the potential for additional costs to perfect title to collateral and current and prospective economic situations, as well as such other factors as the Board of Directors may from time to time deem appropriate. Management's goal is to maintain an allowance for credit losses within the range of the calculated minimum and maximum optimum reserve; however, from time to time, the reserve may be below or above the optimum band.

                          ALLOWANCE FOR CREDIT LOSSES
                             (DOLLARS IN THOUSANDS)

                                   SIX MONTHS                       YEAR ENDED DECEMBER 31,
                                     ENDED         ---------------------------------------------------------
                                  JUNE 30, 1998     1997         1996        1995         1994        1993
                                  -------------    -------      ------       ------       ------      ------
 Balance at beginning of period      $1,929        $ 1,608      $1,729       $1,658       $1,161      $1,000
 Provision for credit losses            700            875         245          600           65         588
 Charge-offs                           (670)          (764)       (404)        (541)        (470)       (569)
 Recoveries                               1            210          38           12           41         142
 Reserve from acquisition                --             --          --           --          861          --
                                     ------        -------      ------       ------       ------      ------
 Balance at end of period            $1,960        $ 1,929      $1,608       $1,729       $1,658      $1,161
                                     ======        =======      ======       ======       ======      ======
 Allowance for credit losses
    as a percentage of gross
    receivables at end of
    period                              2.7%(1)        4.2%(1)     1.9%         3.7%         3.2%        5.0%

-------------------

(1) The allowance for credit losses as a percentage of owned and managed accounts and loans receivable was 1.4% as of June 30, 1998 and 1.7% as of December 31, 1997.

SALES AND MARKETING

         KBK's sales and marketing efforts are conducted through six offices located in Houston, Fort Worth, New Orleans, San Antonio, the Los Angeles area and the St. Louis area. These offices allow the Company to establish and maintain close personal relationships with each client and the network of referral sources.

         The Company markets its services through direct solicitation of prospective new clients, as well as the solicitation of referrals from providers of various services to middle-market businesses, such as commercial bankers, lawyers and accountants. Management believes these sources refer quality clients who are likely to have the financial information and reporting systems necessary for the Company to make a sound credit evaluation. In addition, due to the Company's long-standing reputation in the business, the Company also receives referrals from current and former clients and direct inquiries from potential clients. The Company has also begun to develop a formal network of correspondent community and regional banks throughout the United States that generate prospective client opportunities for KBK. Such correspondent banks receive a fee, or participate in the transaction.

UNDERWRITING AND OPERATIONS AND CONTROLS

         Underwriting

         In addition to marketing responsibilities, each account officer is responsible for performing initial credit evaluations and submitting the required documentation for underwriting committee approval. Generally, the account officers are most familiar with an individual customer's business, the accounts receivable/collateral to be used in the financing as well as local economic conditions. The Company maintains control over the quality of its portfolio by utilizing a uniform set of evaluation steps and standards in the underwriting process and well-established control mechanisms and audits to monitor the financings after funding.

         The account officers rely on their own due diligence and in-depth credit investigations, supplemented by the use of outside credit reporting firms which provide credit reports on potential clients and their principals. Once such preliminary information is gathered, the account officers then submit this information to the Company's central underwriting department for independent evaluation. Typically, the underwriting department focuses its evaluation on the following items: (a) the client's financial condition; (b) the quality of the client's debtor base; (c) the nature and enforceability of the client's sales transactions; and (d) reference checks with major customers, vendors, attorneys, accountants and other service providers.

         For loan facilities, KBK's credit analysis focuses on (i) the prospective client's past and anticipated ability to generate sufficient cash flow to adequately service its debt in the ordinary course of business and (ii) the value of collateral pledged as a secondary source of repayment. For factoring facilities, the credit evaluation focuses on an analysis of the (a) debtor's capacity to pay, (b) the debtor's obligation to pay and (c) the client's level of financial stress which might provide a motive for misrepresentation of, or the unauthorized conversion of, factored receivables. The debtor evaluation process principally consists of reference checks, review of debtor debt ratings and a close analysis of the debtor's financial statements, if available. In addition, the Company maintains online proprietary information systems and active credit files covering the payment patterns of more than 20,000 domestic and foreign debtors. The underwriting department relies on these independent sources and typically does not contact or notify the debtor during this process. Once the underwriting department feels comfortable with the credit of the debtor, the focus is shifted to the client in order to analyze the client's cash flows and financial statements. The client's accounts receivable payment trends are also reviewed to determine the historical dilution ratio of the client's receivable base. The final step in the credit evaluation process is determining whether the client/debtor relationship is a good fit with KBK's business focus. This subjective decision is based upon past customer experience as well as the business and industry fit.

         Once the review of the underwriting department's component evaluations are satisfactorily completed, then an audit of the prospect is completed by KBK's internal auditors. Upon review of the audit, the account officer prepares a written presentation, summarizing the component evaluations and submits the presentation to the underwriting committee for approval.

         The voting members of the underwriting committee are comprised of senior executive officers, and approval is based upon a majority vote of the committee members. Client relationships in which KBK's aggregate commitment amount exceeds $3.0 million require the approval of the designated members of the Board of Directors in addition to the approval of the underwriting committee.

         Operations and Controls

         The operations and controls of the Company are centralized in Fort Worth, Texas at the corporate headquarters. The responsibilities of the operational area include reviewing all requests for advances under working capital lines of credit and factoring facilities and supporting documents (invoices, purchase orders, delivery evidence, sales journal, collection reports, etc.) and monitoring the collateral and financial covenants. This unit of the Company is segmented into two divisions, the funding division and the item processing division.

         For factoring facilities, extensive operational and control mechanisms are required. In conjunction with the credit evaluation process, KBK's funding division closely reviews all the potential receivables documentation, including purchase orders, invoices, shipment notification and proof of sales and receipt of goods. In addition, the funding division and the credit division must approve all invoices prior to purchase. The funding division is responsible for authenticating all documentation, and the credit division evaluates each debtor's capacity to pay the invoice. Once advance approvals are granted by the funding division and the credit division, an account executive from the credit department must also approve each request prior to funding, and depending on the client grade, management approval may also be required.

         Once the funding occurs, the item processing division monitors and collects the receivables through an established lock box system. The Company has a proprietary sophisticated computer system to assist in this process. This system tracks the incoming payment flows and generates daily reports such as agings, collection, concentration, turnover, dilution and exception reporting.

         When funding and monitoring a loan, the control process principally involves evaluation and monitoring of the collateral pledged. When a client desires funding on a working capital line of credit, an availability certificate is completed by the client to verify accuracy. Based upon these results the purchasing desk then calculates availability under the loan. Depending upon availability, the client requests an advance, which must be approved by the account executive prior to funding. Financial covenants are set for these facilities and reviewed on a daily, weekly or monthly basis. All working capital facilities are regularly audited for compliance.

         Prior to funding a term loan, an independent appraisal is received. Based upon the valuation of the appraisal, the type of collateral financed and the current and anticipated market for the collateral, an advance rate is determined. The account officer and/or the audit department typically inspects the equipment prior to funding. The client must show adequate current, past and projected cash flow to service the debt. The maximum term for any term loan is typically five years. Once approved by the underwriting committee, the term loan is funded. All payments are collected through an automatic clearinghouse transfer. The asset quality committee reviews all delinquent payments.

         The Company also performs periodic on-site audits of all clients. The auditing process is a diligent and detailed analysis similar to the credit analysis performed prior to approval of the facility. The frequency of the audit is dependent upon the risk rating of the client.

COMPETITION

         The Company encounters significant competition from factoring companies, asset based lenders, commercial banks and other financial institutions engaged in secured lending. Due to the size of facilities offered by the Company and the size of target clients, the Company competes with a large number of local and regional sources of financing, as well as large national competitors. Many of these competitors have significantly greater financial and other resources than the Company and have access to capital at a lower cost than the Company.

         The Company's larger competitors include Comerica Bank, Heller Financial, CIT, Congress Financial, FINOVA, the Foothill Group, a subsidiary of Norwest, and Fremont Financial. Smaller regional competitors vary broadly from market to market. The competition for earning assets has had the effect of reducing yields due to the competitive nature of the business and the increasing strength of many clients in the current economic expansion.

GOVERNMENT REGULATION

         Federal Assignment of Claims Act. In connection with certain of its clients whose account debtors include the United States or departments or agencies thereof, certain receivables acquired by the Company are subject to FACA. FACA provides that an assignment of a client's contractual claim for monies due from the Federal Government will be enforceable against the Federal Government by a third party assignee of such client only under very limited circumstances. Certain aspects of the Company's purchases of receivables make compliance with FACA impractical or impossible, or make the protections afforded by FACA unavailable to the Company. As a result, the Company does not always comply with FACA when it purchases receivables where the Federal Government is the account debtor, causing all assignments of receivables purchased by the Company to which the Federal Government is the account debtor to be unenforceable by the Company against the Federal Government. Such failure to comply with FACA has no effect on the validity of the assignment among the Company, the client and third parties other than the Federal Government. Non-compliance with FACA causes the Company to lose any right it may have to receive payments directly from the Federal Government or cause the Federal Government to acknowledge the Company's claim in such receivables. However, FACA does not limit the Company's ability to require its clients to direct payments made by the Federal Government to a lockbox controlled by the Company. The Federal Government also has significant rights of setoff in connection with its contractual payments. Typically, the Company can protect itself from certain rights of setoff by account debtors, either by pursuing its rights against clients for breach of representation regarding the absence of setoffs with respect to purchased receivables, or sending the account debtors a notice of assignment pursuant to the Uniform Commercial Code. In cases where the Federal Government is the account debtor, an assignee must comply with FACA in order to protect itself from such setoffs, and thus the Company is unable to avail itself of such protection (other than by pursuing its rights against clients for breach of representations). The Federal Government has broad setoff rights, including setoffs for unpaid taxes and setoffs arising from other contracts between the client and the Federal Government. During 1997 and 1996, respectively, the Federal Government comprised 1.7% and 4.0% of the account debtors for the Company's total volume of purchased receivables under management. The Company has not experienced a disproportionate dilution rate with respect to such receivables compared to other of the Company's receivables.

         State Usury Laws. Usury laws generally limit the amount of interest that a creditor may contract for, charge or receive in connection with the loan of money. In the State of Texas (in which the Company's primary offices are presently located), state law prohibits creditors from contracting for, charging, reserving, taking or receiving interest at a rate in excess of a varying index. For loans in which the interest rate is fixed, the usury ceiling is equal to the index preceding the week in which the contract is entered into. For varying rate loans, the index floats. Under the provisions of Texas law, the index may never exceed 24% per year (or, in the case of business purpose loans exceeding $250,000, 28% per year). If the index is less than 18% per year, the creditor may, nevertheless, charge interest pursuant to a written agreement at the rate of 18% per year. Because of the low interest rate environment, the Texas usury ceiling has, since early in 1985, prohibited a business creditor from contracting for, charging, reserving, taking or receiving interest at a rate in excess of 18% per year. Section 339.004 of the Texas Finance Code defines an "account purchase transaction" as an agreement in which a commercial enterprise sells accounts receivable at a discount with or without a related repurchase obligation. This law provides that the amount of any discount associated with the purchase is not interest. Also, the law provides that the parties' characterization of an account purchase transaction as a purchase is conclusive that the transaction is not a loan.

EMPLOYEES

         The Company had 72 full-time and two part-time employees at September 15, 1998, of whom six were employed in executive and administrative positions and 17 (including one executive officer) were employed in marketing. None of the Company's employees is a party to any collective bargaining agreement, and the Company considers its relations with employees to be satisfactory.

PROPERTIES

         The Company leases its offices at each of its locations in Fort Worth, Houston and San Antonio, Texas, New Orleans, Louisiana, the Los Angeles area and the St. Louis area under lease agreements expiring at various dates through 2004. The Company believes that its facilities are adequate to meet the Company's needs in these markets; however, office space may be expanded in the Fort Worth office, and space will be required at the location of any new marketing office opened by the Company.

LEGAL PROCEEDINGS

         The Company is not a party to any litigation other than routine proceedings incidental to its business, and the Company does not expect that these proceedings will have a material adverse effect on the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                                             YEAR ENDED DECEMBER 31,
                                                                             -----------------------
                                              SIX MONTHS ENDED
                                              JUNE 30, 1998(1)      1997     1996     1995     1994     1993
                                              ----------------      ----     ----     ----     ----
 Ratio of Earnings to Fixed Charges(2) . . . .       3.0x           2.3x     1.9x     2.8x     4.1x     3.9x

--------------------
(1) The ratio for the six month period may not necessarily be indicative of the ratio that will result for the full year 1998.

(2) The ratio of earnings to combined fixed charges and preferred stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since KBK has no outstanding preferred stock and, therefore, no dividend requirements.

         For purposes of calculating these ratios: (i) "fixed charges" represent interest expense and (ii) "earnings" represent the aggregate of income before income taxes and interest expense.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization of KBK as of June 30, 1998 and as adjusted to reflect the issuance and sale of the Trust Preferred Securities offered hereby and the application by KBK of the proceeds from the sale of the Debentures as described in "Use of Proceeds." The table is unaudited and should be read in conjunction with the financial statements and notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                 JUNE 30, 1998
                                                                      --------------------------------------
                                                                          ACTUAL          AS ADJUSTED(a)
                                                                          ------          --------------
                                                                             (DOLLARS IN THOUSANDS)
 Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . .       $41,900           $


 Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . .            --                   --

 Company-obligated mandatorily redeemable preferred and
    common securities of subsidiary  . . . . . . . . . . . . . . .            --                   (b)
                                                                         -------           -----------

 Stockholders' equity:
    Common Stock, par value $.01 per share; authorized
       10,000,000 shares; issued 3,548,600 shares (c)  . . . . . .            35                    35
    Additional paid-in capital . . . . . . . . . . . . . . . . . .        16,595                16,595
    Retained earnings  . . . . . . . . . . . . . . . . . . . . . .        10,724                10,724
    Treasury stock . . . . . . . . . . . . . . . . . . . . . . . .        (2,264)               (2,264)
                                                                         -------           -----------
          Total stockholders' equity . . . . . . . . . . . . . . .        25,090                25,090
                                                                         -------           -----------

          Total capitalization . . . . . . . . . . . . . . . . . .       $66,990           $
                                                                         =======           ===========

-------------
(a)      Adjusted to reflect the application of $         million of the
         estimated net proceeds from the sale by KBK of the Debentures to the Trust.
(b) Gives effect to the issuance of 800,000 Trust Preferred Securities. The sole assets of the Trust will be the Debentures having an
         outstanding principal amount of $            million and, upon
         redemption or maturity of the Debentures, the Trust Preferred Securities will be mandatorily redeemable.
(c) Does not include 948,000 shares of Common Stock issuable upon the exercise of outstanding stock options granted to certain directors and employees of the Company pursuant to the Company's stock option plans.

                            SELECTED FINANCIAL DATA

         The following table sets forth selected historical consolidated financial data of the Company. The historical financial data as of December 31, 1997 and 1996 and for each of the three fiscal years in the period ended December 31, 1997 are derived from the Company's audited financial statements incorporated by reference herein. The financial data as of and for each of the six month periods ended June 30, 1998 and 1997 were derived from the Company's unaudited interim financial statements incorporated by reference herein and in the opinion of the management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

         The information presented below should be read in conjunction with the Company's historical financial statements and notes incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                           SIX MONTHS
                                          ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                                   -------------------------     ----------------------------------------------------------------
                                      1998           1997            1997         1996           1995        1994         1993
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
                                          (Unaudited)
                                                           (dollars in thousands, except per share amounts)
OPERATING DATA:
Revenue:
   Earned discount income ......   $    1,042     $    2,927     $    3,777    $    9,778     $   10,634  $    6,625   $    6,204
   Interest income - loans .....        1,924          1,564          3,119         1,369            144          70          115
   Servicing fees ..............        4,046          1,803          6,314            --             --          --           --
   Other income - fees .........        1,721            953          1,981         1,054            166         201           --
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
        Total revenue ..........   $    8,733     $    7,247     $   15,191    $   12,201     $   10,944  $    6,896   $    6,319

Interest expense ...............        1,170          1,700          2,666         2,590          1,652         806          762
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
Income after interest
expense ........................        7,563          5,547         12,525         9,611          9,292       6,090        5,557
Provision for credit losses ....          700            275            875           245            600          65          588
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
Income after interest
   expense and provision
   for credit losses ...........        6,863          5,272         11,650         9,366          8,692       6,025        4,969

Operating Expenses:
   Salaries and employee
   benefits ....................        2,458          2,121          4,431         3,545          2,997       1,960        1,569
   Amortization of
   intangible assets ...........          197            189            379           361            410         276          275
   Occupancy and equipment .....          728            613          1,285           847            587         423          241
   Professional fees ...........          187            102            251           344            584         181          159
   Other .......................          945            810          1,852         1,812          1,089         691          507
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
        Total operating expenses        4,515          3,835          8,198         6,909          5,667       3,531        2,751
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
Income before income taxes .....        2,348          1,437          3,452         2,457          3,025       2,494        2,218
Income tax expense .............          925            587          1,388           906          1,177         863          783
                                   ----------     ----------     ----------    ----------     ----------  ----------   ----------
        Net income .............   $    1,423     $      850     $    2,064    $    1,551     $    1,848  $    1,631   $    1,435
                                   ==========     ==========     ==========    ==========     ==========  ==========   ==========

PER SHARE DATA:
   Earnings per share -
   basic .......................   $     0.43     $     0.26     $     0.62    $     0.47     $     0.52  $     0.61          N/A
   Weighted-average common
   shares - outstanding -
   basic .......................    3,296,000      3,310,000      3,309,000     3,334,000      3,526,000   2,672,000          N/A
   Earnings per share -
   diluted .....................   $     0.37     $     0.26     $     0.60    $     0.45     $     0.51  $     0.56          N/A
   Weighted-average common
   shares - outstanding -
   diluted .....................    3,820,000      3,316,000      3,428,000     3,436,000      3,659,000   2,929,000          N/A

BALANCE SHEET DATA:
   Total assets ................   $   80,939     $   55,632     $   56,401    $   89,747     $   62,212  $   61,080   $   26,494
   Long term debt ..............           --             --             --            --             --          --           --
   Short term debt .............       41,900         22,000         21,000        58,000         33,000      29,926       11,993
   Stockholders' equity ........       25,090         22,990         24,569        22,140         21,288      20,374        8,797
   Book value per share ........   $     7.66     $     6.95     $     7.35    $     6.69     $     6.27  $     5.74          N/A

PROFITABILITY RATIOS:
Net yield on average
   earning assets ..............         22.0%          21.0%          21.0%         24.0%          33.0%       33.0%        33.0%
Return on average assets .......          4.5(1)         2.3(1)         3.2           2.4            3.0         3.7          5.7
Return on average equity .......         11.6(1)         7.5(1)         8.9           7.1            8.9        11.2         17.8

ASSET QUALITY RATIOS:
Allowance for credit losses
   as a percentage of non-
   performing assets ...........         64.7%          82.6%          89.9%        124.6%         348.1%      360.8%       307.7%
Net charge-offs as a percentage
   of average earning assets ...          1.0(2)         0.5(2)         0.7           0.7            1.6         1.6          2.1

Ratio of earnings to
   fixed charges(3) ...........           3.0x           1.8x           2.3x          1.9x           2.8x        4.1x         3.9x

---------------
(1)    Percentage shown has been annualized.
(2)    For the twelve months ended June 30, 1998 and 1997.
(3) For purposes of calculating these ratios: (i) "fixed charges" represent interest expense and (ii) "earnings" represent the aggregate of income before income taxes and interest expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

         The following table sets forth the results of operations and certain other data of the Company for the six months ended June 30, 1998 and 1997.

                                                                 SIX MONTHS ENDED               SIX MONTHS ENDED
                                                                  JUNE 30, 1998                   JUNE 30, 1997
                                                                   (UNAUDITED)                     (UNAUDITED)
                                                                   -----------                     -----------
                                                                             (DOLLARS IN THOUSANDS)
 Average Net Earning Assets
      Managed and Owned ..............................     $  106,909                     $   76,831
      Owned ..........................................         41,810                         57,703

 Total revenue .......................................     $    8,733          100.0%     $    7,247          100.0%
 Interest expense ....................................          1,170           13.4           1,700           23.5
 Provision for credit losses .........................            700            8.0             275            3.8
 Operating expenses ..................................          4,515           51.7           3,835           52.9
 Income taxes ........................................            925           10.6             587            8.1
                                                           ----------     ----------      ----------     ----------

 Net income ..........................................     $    1,423           16.3%     $      850           11.7%
                                                           ==========     ==========      ==========     ==========

         Average net earning assets (managed and owned) increased 39% to $106.9 million for the six months ended June 30, 1998 from $76.8 million for the six months ended June 30, 1997. Reflecting this increase in earning assets, total revenue increased 20%, or $1.5 million to $8.7 million for the six months ended June 30, 1998 compared to $7.2 million for the same period in 1997. Although average net earning assets owned for the six months ended June 30, 1998 decreased by $15.9 million compared to the same period in 1997, the growth in average net earning assets owned and managed was $30.1 million, which was offset by the assets sold into the conduit facility during the six months ended June 30, 1998.

         Interest expense decreased 31% to $1.2 million for the six months ended June 30, 1998 from $1.7 million for the same period of 1997. This decrease is primarily due to a $16.6 million decrease in the average outstanding balance under the line of credit to $25.3 million for the six months ended June 30, 1998 from $41.9 million for the same period in 1997 resulting from the sale of assets into the conduit facility beginning in April 1997.

         A provision for credit losses of $700,000 was recorded for the six months ended June 30, 1998, as compared to $275,000 for the same period of 1997. During the six months ended June 30, 1998, the Company had net charge-offs of $669,000 compared to $82,000 of net charge-offs for the same period of 1997. The allowance for credit losses at June 30, 1998 of $2.0 million represents 2.7% of total outstanding loans and accounts receivable and 4.8% of average net earning assets owned for the six months then ended. The allowance for credit losses at June 30, 1997 of $1.8 million represented 3.8% of total outstanding loans and accounts receivable and 3.1% of average earning assets owned for the six months then ended. Management believes the current allowance is adequate to cover potential losses which might result from the purchased accounts receivable and loan portfolio at June 30, 1998.

         Operating expense of $4.5 million for the six months ended June 30, 1998 increased $679,000, or 18%, compared with $3.8 million for the same period of 1997. Employment related expense increased $338,000 to $2.5 million for the six months ended June 30, 1998, compared to $2.1 million for the same period of 1997. Most of this increase relates to the expansion of the marketing staff subsequent to the second quarter of 1997. Occupancy expense increased $115,000 to $728,000 for the six months ended June 30, 1998, from $613,000 for the same period of 1997 resulting primarily from the increased depreciation for equipment and systems required in the Fort Worth office. Other operating expenses increased $135,000 or 17% to $945,000 for the six months ended June 30, 1998 from $810,000 in the same period of 1997 due to the increased marketing expenses related to the Company's growth. This growth also generated an $85,000 increase in professional fees from $102,000 during the six months ended June 30, 1997 to $187,000 for the same period in 1998.

         Income taxes of $925,000 for the six months ended June 30, 1998 were 58% more than the $587,000 of income taxes for the same period of 1997, due to the 63% increase in income before taxes for the six months ended June 30, 1998 compared to the six months ended June 30, 1997.

         As a result of the foregoing, net income of the Company for the six months ended June 30, 1998 increased $574,000, or 68%, to $1,423,000 from $850,000 for the same period in 1997.

         Total assets increased 43% from $56.4 million at December 31, 1997 to $80.9 million at June 30, 1998. This increase is primarily related to the net change in accounts receivable and loans receivable during the quarter from $43.9 million at December 31, 1997 to $71.2 million at June 30, 1998. This increase in assets was funded by a $17.4 million increase in bank borrowing and $3.5 million in commercial paper during the first six months of 1998.

         Stockholders' equity increased $521,000, from $24.6 million at December 31, 1997 to $25.1 million at June 30, 1998 resulting from net income of $1.4 million and a reduction of $912,000 for treasury stock purchases during the six months ended June 30, 1998. The Company paid no dividends on its common stock for the six months ended June 30, 1998.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         The following table sets forth the results of operations and certain other data of the Company for the years ended December 31, 1997 and December 31, 1996.

                                                                YEAR ENDED                    YEAR ENDED
                                                            DECEMBER 31, 1997              DECEMBER 31, 1996
                                                            -----------------              -----------------
                                                                        (DOLLARS IN THOUSANDS)
         Average Net Earning Assets
             Managed and Owned . . . . . . . . . .          $85,621                        $50,941
             Owned . . . . . . . . . . . . . . . .           46,582                         50,941

         Total revenue . . . . . . . . . . . . . .          $15,191            100%        $12,201        100%
         Interest expense  . . . . . . . . . . . .            2,666             17           2,590         21
         Provision for credit losses . . . . . . .              875              6             245          2
         Operating expenses  . . . . . . . . . . .            8,198             54           6,909         57
         Income taxes  . . . . . . . . . . . . . .            1,388              9             906          7
                                                             ------            ---          ------        ---
         Net income  . . . . . . . . . . . . . . .           $2,064             14%         $1,551         13%
                                                             ======            ===          ======        ===

         Average net earning assets under management increased 68.1% to $85.6 million for the year ended December 31, 1997, from $50.9 million for the year ended December 31, 1996. Reflecting the increase in assets, total revenue increased 24.5%, or $3.0 million, for the year ended December 31, 1997, from the year ended December 31, 1996 total revenue of $12.2 million. Although largely offset by $34.7 million growth in average assets owned and managed, average net earning assets owned for the year ended December 31, 1997 decreased $4.4 million from the year ended December 31, 1996, due to the assets sold into the conduit facility. The sale of assets resulted in a $9.0 million adjustment to interest income and a $2.7 million adjustment to interest expense, which netted to $6.3 million in servicing spread income during the year ended December 31, 1997.

         Interest expense increased slightly to $2.7 million for the year ended December 31, 1997 compared with $2.6 million for the year ended December 31, 1996. Although average funded debt decreased from $34.7 million in 1996 to $31.2 million in 1997 due to significant financing through the conduit facility, rising interest rates during the year generated the increase in interest expense. Interest expense improved to 17.5% of total revenue for 1997 from 21.2% of total revenue for 1996.

         The provision for credit losses was $875,000 for 1997 compared to $245,000 for 1996, representing a 257.1% increase. During 1997, the Company had charge-offs of $765,000 while recovering $210,000. Net charge-offs for 1997 of $555,000 and a provision of $875,000 for 1997 resulted in an allowance for credit losses of $1.9 million or 4.2% of gross receivables outstanding as of December 31, 1997 (3.4% of average receivables). During 1996, the Company had charge-offs of $404,000 while recovering $38,000, resulting in net charge-offs of $366,000. The Company's 1996 provision for credit losses of $245,000 brought the allowance for credit losses to $1.6 million, or 1.9% of gross receivables outstanding (2.7% of average receivables outstanding during December 31, 1996).

         Operating expenses increased $1.3 million, or 18.7%, to $8.2 million or 54.0% of total revenue for 1997 compared with $6.9 million or 57.0% of total revenue for 1996. This increase was primarily a result of increased salaries and benefits and other employment expenses of $886,000, related to support staff and management added in 1997 to support the Company's growth and increased business activity. Occupancy expenses increased $196,000, resulting primarily from increased lease expense associated with the expansion of the corporate offices. Also related to this expansion was a $242,000 increase in amortization and depreciation expense for 1997 due to the leasehold improvements and addition of fixed assets.

         Income taxes of $1.4 million for 1997 were 53.2% higher than the income taxes of $906,000 for 1996 due to higher income before taxes.

         As a result of the above, net income of the Company for 1997 increased $513,000, or 33.1%, to $2.1 million or 13.6% of total revenue, from $1.6 million or 12.7% of total revenue in 1996.

         Total assets decreased 37% from December 31, 1996 to $56.4 million as of December 31, 1997. This decrease was the result of the sale of $66.7 million in assets into the conduit facility, which was partially offset by additional fundings on accounts receivable and loans receivable during 1997.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         The following table sets forth the results of operations and certain other data of the Company for the years ended December 31, 1996 and 1995:

                                             YEAR ENDED               YEAR ENDED
                                          DECEMBER 31, 1996        DECEMBER 31, 1995
                                         -------------------      -------------------
                                                   (DOLLARS IN THOUSANDS)
   Average Net Earning Assets ......     $50,941                  $33,973

   Total revenue ...................     $12,201         100%     $10,944         100%
   Interest expense ................       2,590          21        1,652          15
   Provision for credit losses .....         245           2          600           5
   Operating expenses ..............       6,909          57        5,667          52
   Income taxes ....................         906           7        1,177          11
                                         -------     -------      -------     -------
   Net income ......................     $ 1,551          13%     $ 1,848          17%
                                         =======     =======      =======     =======

         Receivables purchased in 1996 averaged $46.7 million, approximately $6.6 million, or 16.5%, over the 1995 average purchased receivables balance of $40.1 million. This growth in average receivables purchased in 1996 was primarily attributable to growth in the Louisiana, California and Fort Worth receivables portfolios. Revenue derived from earned discount income was $9.8 million in 1996 compared to $10.6 million in 1995, a 7% decrease. This percentage decreased notwithstanding the increase in average receivables purchased because of lower pricing on purchases from existing and new clients. These reduced yields were due in part to the strengthening of the credit quality of the existing portfolio, as well as competitive pressures.

         In an effort to meet the financing needs of its clients and lengthen the duration of the relationship, the Company continues to broaden the range of its product line. Loans receivable increased $21.8 million to $27.4 million outstanding at December 31, 1996 from $5.6 million outstanding at December 31, 1995. Revenue derived from these loans increased from $144,000 for 1995 to $1.4 million for 1996.

         Interest expense increased $938,000, or 56.8%, to $2.6 million for 1996 compared with $1.7 million for 1995. Interest expense was 21.0% of total revenue for 1996 and 15.0% of total revenue for 1995. The increase was due mainly to the borrowings used to finance the higher levels of earning assets funded during 1996. During 1996, the Company had an average outstanding balance of bank debt of $34.7 million at a weighted average interest rate of 7.5%. During 1995, the Company had average outstanding balance of bank debts of $19.8 million at a weighted average interest rate of 7.8%.

         During 1996, the Company provided $245,000 for credit losses compared to $600,000 for 1995, representing a 59.0% decrease. During 1996, the Company recorded charge-offs of $404,000 while recovering $38,000. Net charge-offs for 1996 of $366,000 and a provision of $245,000 for 1996 resulted in an allowance for credit losses of $1.6 million or 1.9% of gross receivables outstanding as of December 31, 1996 (2.7% of average receivables). During 1995, the Company recorded charge-offs of $542,000 while recovering $12,000, resulting in net charge-offs of $530,000. The Company's 1995 provision for credit losses of $600,000 brought the allowance for credit losses to $1.7 million, or 3.7% of gross receivables outstanding (4.1% of average receivables outstanding at December 31, 1995).

         Operating expenses increased $1.2 million, or 21.0%, to $6.9 million, or 57.0% of total revenue for 1996 compared with $5.7 million or 52.0% of total revenue for 1995. This increase was primarily a result of increased salaries and benefits and other employment expenses of $783,000, of which $281,000 related to the opening of offices in Irvine and Santa Clara, California and $502,000 related to support staff and management added in 1996 to support increased business activity. Occupancy expenses increased $109,000, resulting from the addition of the California offices and increased rental expense associated with the corporate offices. Amortization and depreciation expense for 1996 increased $102,000 due to the addition of fixed assets in Fort Worth and California. The remaining increase in operating expenses of $206,000 is comprised of a $54,000 increase in direct marketing and marketing support expenses such as travel, entertainment, telephone, and postage, a $65,000 increase in advertising, and an $87,000 increase in general overhead such as insurance, office expenses and directors fees.

         Income taxes of $906,000 for 1996 were 24.5% lower than the income taxes of $1.2 million for 1995 due to lower income before taxes.

         As a result of the above, net income of the Company for 1996 decreased $300,000, or 16.0%, to $1.6 million or 13.0% of total revenue, from $1.9 million or 17.0% of total revenue in 1995.

         Total assets increased 44% from December 31, 1995 to $89.7 million at December 31, 1996. This growth was the result of the $14.7 million increase in purchased receivables and the $21.8 million increase in loans receivable outstanding at December 31, 1996 due to increased borrowings. Although average assets increased 40% in 1996 over 1995, fluctuation of outstanding purchased receivable balances decreased in 1996 due to the addition of loans receivable which enhance the stability of the balance sheet and subject the Company to less of the seasonality inherent in purchased accounts receivable.

         The balance of the deferred tax asset (included in other assets) of $427,000 at year-end 1996 decreased by 21.0% from the 1995 balance of $540,000 largely due to the decrease in the deferred tax asset related to the temporary differences for book and tax purposes in the deductibility of provisions for credit losses.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's capital requirements generally increase proportionately to the increase in earning assets. The method of funding the portfolio changed significantly during 1997 with the implementation of the asset sale. As a result of the assets sold into the securitization conduit, total average net earning assets owned decreased $15.9 million, from $57.7 million during the first half of 1997 to $41.8 million in the first half of 1998, while average net earning assets managed and owned increased from $76.8 million to $106.9 million during the same period.

         KBK Financial maintains a $55.0 million, multi-bank line of credit ("Credit Facility") which had $45.0 million committed and $35.0 million outstanding at September 25, 1998, $14.0 million more than the $21.0 million outstanding at December 31, 1997. The Credit Facility is comprised of a $40.0 million Revolving Credit Facility ("Revolving Facility"), and a $5.0 million Over Advance Facility which allows for borrowing base availability to fund amounts in excess of client concentration limits. The Revolving Facility includes a $5.0 million bridge facility for funding certain mezzanine loans at the banks' prime rate plus 1.25%. As of September 25, 1998, there was $34.0 million outstanding under the Revolving Facility, $1.0 million outstanding under the Over Advance Facility, and there were $1.7 million in letters of credit outstanding under the Revolving Facility. The Credit Facility provides for maximum borrowings of the lesser of (i) $45.0 million or (ii) the amount of a borrowing base (based on a percentage of eligible loans and accounts receivable, as defined in the loan agreement governing the Credit Facility, net of excluded amounts). There was $8.1 million in available credit under this line as of September 25, 1998. Borrowings under the Revolving Facility portion of the Credit Facility bear interest at the agent bank's prime rate or applicable LIBOR plus 1.75% at KBK Financial's discretion and expire on May 31, 2000. Borrowings under the Over Advance Facility portion of the Credit Facility bear interest at the agent banks' prime rate plus 1.25% and expire on May 14, 1999; however, the lenders may terminate this portion of the facility at any time upon 120 days prior written notice to KBK Financial.

         Borrowings under the Credit Facility are secured by all accounts receivable of KBK Financial (including all accounts receivable purchased by KBK Financial from its clients) which are not sold to KBK Receivables, all notes receivable of KBK Financial which are not sold to KBK Receivables, all inventory of KBK Financial now owned or acquired, all instruments, chattel paper, documents and general intangibles of KBK Financial now owned or acquired, an assignment of all security interests, mortgages and liens securing the foregoing and all proceeds of the foregoing. The Credit Facility provides that KBK Financial is permitted to contribute and sell, free of liens, and grant security interests in, accounts, chattel paper, instruments and general intangibles to KBK Receivables pursuant to the purchase and sale agreement. The terms of the Credit Facility require KBK Financial to comply with certain financial covenants and include the maintenance of a certain tangible net worth, limitations on its debt to tangible net worth, and an interest coverage ratio which requires that KBK Financial's ratio of income before interest and taxes to interest expense, over the last four quarters, be no less than 1.5 to
1. Additionally, the Credit Facility restricts the payment of dividends in any fiscal year by KBK Financial to the lesser of (i) KBK Financial's after tax income for such fiscal year or (ii) 50.0% of the amount by which KBK Financial's after tax income exceeds the cumulative amount of dividends permitted to be paid under such tests, but not so paid.

         Thus, KBK Financial is effectively restricted in its ability to pay cash dividends to the Company. The Company has not paid dividends on its Common Stock and currently does not intend to pay cash dividends; rather, it intends to retain its cash for the continued expansion of its business and the continuation of the stock repurchase program initiated in November 1995.

         Under the Company's stock repurchase program, the Company may buy back in open market transactions, block trades or private transactions, up to 500,000 shares (15% of the outstanding shares at year end 1997) of the Company's Common Stock. At September 25, 1998, 314,567 shares of Common Stock had been repurchased and placed in the treasury at a cost of $2.6 million (net of 100,000 shares issued to the former shareholders of Coastal Financial Resources, Inc., which was acquired by the Company in 1994). All of such purchases have been funded out of the general funds of the Company, which had the result of increasing the outstanding balance under the Credit Facility.

         In May 1998, the Company, through its subsidiary, KBK Financial, reinstated its private commercial paper program ("CP Program"). During the 19 year period preceding mid-1994, KBK used the proceeds from the private issuance of short-term, unrated commercial paper to finance a portion of its portfolio. The CP Program was canceled by management concurrent with the Company's June 1994 initial public offering of common stock. Under the CP Program, certificates may be issued for tenures ranging from 30 to 270 days at interest rates comparable to the Company's alternative unsecured funding sources. The certificates are placed directly by the Company; however, the Company reserves the right to name a placement agent in the future. The certificates are not rated by any independent agency and the Company does not maintain a back-up liquidity facility to support outstanding certificates. During the second quarter, KBK Financial issued certificates aggregating $3.5 million to qualified investors. Outstanding certificates carry a coupon rate of 10% per annum and currently mature on October 15 and December 14, 1998.

         Future sources of liquidity to fund growth in earning assets will come from the sale of earning assets, the issuance of unsecured and secured corporate debt obligations, preferred and common stock, as well as from traditional bank financing.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

         In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 130 "Reporting Comprehensive Income," which is required to be adopted for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The adoption of SFAS 130 did not have a material impact on the Company's consolidated financial statements.

IMPACT OF THE YEAR 2000 ISSUE

         The Company is currently working to resolve the potential impact of the year 2000 on the processing of date-sensitive data by the Company's computerized information systems. The year 2000 is critical to these systems as many computer programs are written using two digits rather than four to define the applicable year. As a result, any of the Company's computer applications that have date-sensitive programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions, including but not limited to a temporary inability to process transactions, communicate with customers and financial institutions and update internal accounting systems. If not corrected, such disruptions could have a significant impact on the Company's operations.

         The Company has initiated a Company-wide program to prepare the Company's computer systems and applications for the year 2000. Based on present information, the Company believes that it will be able to achieve year 2000 compliance through modification of some existing programs and the replacement of other programs with new programs that are already year 2000 compliant. The Company will utilize both internal and external resources to reprogram, or replace, and test software for year 2000 compliance. The Company plans to complete the year 2000 conversion project by July 1, 1999. The total project costs are estimated to be immaterial and will be expensed as incurred.

         The Company is taking steps to resolve year 2000 compliance issues that may be created by clients, debtors and financial institutions with whom the Company does business. However, there can be no guarantee that the systems of other entities will be converted timely. A failure to convert by another entity could have a significant adverse effect on the Company.

         The costs of the year 2000 conversion project and the date on which the Company plans to complete the project are based on management's best estimates, which were derived using numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could vary significantly from current estimates.

         The Company does not have a written contingency plan to address the issues that could arise should the Company or any of its clients or debtors not be prepared to accommodate year 2000 issues timely. The Company believes that in an emergency it could revert to the use of manual systems that do not rely on computers.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are identified by words such as "may," "will," "expects," "anticipates," "intends," "plans," "estimates" "should" and words of similar import. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in this section and "Risk Factors."

                                   MANAGEMENT

ROBERT J. MCGEE, 43, has served as Chairman of the Board, Director and Chief Executive Officer of the Company since the Company acquired KBK Financial in February 1992 and was elected President in January 1994. Prior to his association with the Company, Mr. McGee was Chairman of the Board of Texas Commerce Bank, Fort Worth, National Association from September 1989 to April 1992.

KENNETH H. JONES, JR., 63, has served as Vice Chairman of the Company and as a director since January 1995. Prior to his employment by the Company, Mr. Jones was a partner at the Fort Worth law firm of Decker, Jones, McMackin, McClane, Hall and Bates, P.C., where he remains of counsel. Mr. Jones is a director of AmeriCredit Corporation, an automobile finance company. Mr. Jones is also a director of Hallmark Financial Services, Inc., an insurance premium finance and claims adjusting company.

J. DUGAN SMITH, 38, has served as President of KBK Financial since September 1997. He joined KBK Financial in May 1996 as Executive Vice President and Chief Credit Officer of the Company. Prior to joining the Company, Mr. Smith was Executive Vice President and Senior Credit Officer for Victoria Bank & Trust Company in Victoria, Texas, from 1987 to May 1996 and prior thereto was employed by Texas Commerce Bancshares in Houston for almost 10 years.

L. ALLEN JARBOE, 45, was named Executive Vice President and Chief Credit Officer of the Company effective April, 1998. Prior to joining the Company, Mr. Jarboe was with First City Bank in Houston, NationsBank -- San Antonio and Barnett Bank in Jacksonville, Florida.

JACK R. ROPER, 44, has served as Executive Vice President of Servicing of the Company since January 1994, and has been an executive of KBK Financial since 1989.

JAY K. TURNER, 43, joined the Company in February 1998 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Turner was Director of Investment Banking with Rauscher Pierce Refsnes in Dallas, Texas for two years and prior to that served as Managing Director of Corporate Finance for KPMG Peat Marwick in New York and Texas.

         The Board of Directors of the Company is divided into three classes. At each annual meeting of the stockholders, directors constituting one class are elected for a three-year term. The Board of Directors currently consists of eight members. The following table sets forth certain information respecting directors of the Company as of June 30, 1998:

                                         DIRECTOR      YEAR TERM
            NAME                AGE       SINCE         EXPIRES            PRESENT PRINCIPAL OCCUPATION
            ----                ---       -----         -------            ----------------------------
 Robert J. McGee                43        1992           1999        Chairman of the Board, Director and
                                                                     Chief Executive Officer of the Company

 Kenneth H. Jones, Jr.          63        1995           2000        Vice Chairman of the Company

 Daniel R. Feehan               47        1992           1999        President, Chief Operating Officer and a
                                                                     Director of Cash America International,
                                                                     Inc.

 Thomas L. Healey               64        1994           1999        Private investments

 Martha V. Leonard              61        1996           2000        Private investments

 R. Earl Cox, III               64        1996           2000        Chairman of Tandy Crafts, Inc.

 Harris A. Kaffie               48        1996           2001        Partner in Kaffie Brothers

 Thomas M. Simmons              45        1995           2001        Managing Director in Houston Office of
                                                                     Spencer Stuart & Co.

         Of the 3.3 million shares of the Common Stock outstanding, approximately 42% is held by senior management and directors with the remaining 58% held by institutional and public holders.

                              KBK CAPITAL TRUST I

         KBK Capital Trust I (the "Trust") is a statutory business trust formed under Delaware law pursuant to (i) an original declaration of trust, as amended and restated (the "Declaration") executed by KBK, as sponsor of the Trust (the "Sponsor"), the Delaware Trustee (as defined herein) and the Regular Trustees (as defined herein) of the Trust and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware. The Company will directly or indirectly acquire Trust Common Securities in an aggregate liquidation amount equal to 3.0% of the total capital of the Trust. The Trust Common Securities will rank pari passu, and payment will be made thereon pro rata, with the Trust Preferred Securities, except that, upon the occurrence and during the continuance of a Debenture Event of Default or a default by KBK under the Guarantee, the rights of the holders of the Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. The assets of the Trust will consist principally of the Debentures. The Trust exists for the exclusive purpose of
(i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Debentures, (iii) making distributions to holders of Trust Securities and (iv) engaging in only those other activities necessary or incidental thereto.

         The Trust initially will have five trustees. A majority of the trustees of the Trust are individuals who are employees or officers of or who are affiliated with KBK (the "Administrative Trustees"). Pursuant to the Declaration, the number of Administrative Trustees initially is three. The fourth trustee is a financial institution that is unaffiliated with KBK and that acts as property trustee and indenture trustee (the "Property Trustee" and, together with the Administrative Trustees, the "Regular Trustees") for purposes of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The fifth trustee is an entity that maintains its principal place of business in the State of Delaware

(the "Delaware Trustee"). Initially, The First National Bank of Chicago, a national banking association, is the Property Trustee and Wilmington Trust Company, a Delaware banking corporation, is the Delaware Trustee until, in each case, removed or replaced by the Administrative Trustees. The First National Bank of Chicago will also act as indenture trustee under the Guarantee (the "Trust Guarantee Trustee") and under the Subordinated Indenture (the "Subordinated Debt Trustee"). See "Description of the Guarantee" and "Description of the Trust Preferred Securities."

         The Property Trustee will hold title to the Debentures for the benefit of the holders of the Trust Securities, and the Property Trustee will have the power to exercise all rights, powers and privileges under the Subordinated Indenture as the holder of the Debentures. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Debentures for the benefit of the holders of Trust Securities. KBK, as the direct or indirect holder of all of the Trust Common Securities, will have the right to appoint, remove or replace any of the Regular Trustees and the Delaware Trustee and to increase or decrease the number of Regular Trustees (except that upon the occurrence and during the continuance of a Trust Enforcement Event, the Property Trustee may be removed and a successor appointed only by the holders of a majority in liquidation amount of the Trust Preferred Securities), provided that the number of Regular Trustees shall be at least three, the majority of which shall be Administrative Trustees. KBK will pay all fees and expenses related to the Trust and this offering. See "Description of the Debentures."

         The rights of the holders of the Trust Preferred Securities, including economic rights, rights to information and voting rights, if any, are as set forth in the Declaration and the Delaware Business Trust Act, as amended (the "Trust Act"). See "Description of the Trust Preferred Securities." The Declaration, the Subordinated Indenture and the Guarantee will be qualified under and also incorporate by reference the terms of the Trust Indenture Act. The Property Trustee will act as indenture trustee for the Debentures, the Declaration and the Guarantee for purposes of complying with the Trust Indenture Act.

         The place of business and telephone number of the Trust are the principal executive offices and telephone number of KBK. See "The Company."

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

         This summary of certain provisions of the Trust Preferred Securities and the Declaration does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Declaration (a copy of which is filed as an exhibit to the registration statement of which this Prospectus is a part, and a copy of which may be obtained from the corporate trust office of the Property Trustee in New York, New York), the Trust Act and the Trust Indenture Act which is incorporated by reference in the Declaration. Wherever particular defined terms of the Declaration are referred to herein, such defined terms are incorporated herein by reference.

GENERAL

         Pursuant to the terms of the Declaration, the Administrative Trustees, on behalf of the Trust, will issue the Trust Preferred Securities and the Trust Common Securities. The Trust Preferred Securities will represent preferred undivided beneficial interests in the assets of the Trust and the Trust Common Securities will represent subordinated undivided beneficial interests in the assets of the Trust. All of the Trust Common Securities will be owned by KBK. The Trust Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Trust Common Securities except as described under the caption "-- Subordination of Trust Common Securities." Legal title to the Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Declaration does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust. The payment of distributions out of money held by the Trust, and payments upon redemption of the Trust Preferred Securities or liquidation of the Trust, are guaranteed by KBK to the extent described under "Description of the Guarantee." The Guarantee is held by The First National Bank of Chicago, as the Trust Guarantee Trustee, for the benefit of the holders of the Trust Preferred Securities. The Guarantee does not cover payment of distributions when the Trust does not have sufficient and legally available funds to pay such distributions. The remedy of a holder of Trust Preferred Securities in such an event is as described under the captions "-- Trust Enforcement Events; Notice," "- - Enforcement of Certain Rights by Holders of Trust Preferred Securities" and "-- Voting Rights; Amendment of the Declaration" below.

DISTRIBUTIONS

         Distributions on the Trust Preferred Securities will be payable at the
annual rate of     % of the liquidation amount of $25 per Trust Preferred
Security. Distributions will accumulate from the date of the original issuance of the Trust Preferred Securities and will be payable quarterly in arrears on
,                , and                of each year to holders of record on the
applicable record date, commencing             , 1999 when, as and if legally
available for payment by the Property Trustee, except as otherwise described below. Distributions to which holders of the Trust Preferred Securities are entitled but are not paid on the scheduled payment date will accumulate
additional distributions thereon at      % per annum, compounded quarterly from
the relevant Distribution Date. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30- day months. In the event that any date on which distributions are payable on the Trust Preferred Securities is not a Business Day, the payment of the distributions payable on such date will be made on the next succeeding day that is a Business Day and without any additional distributions or other payment in respect of any such delay, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such payment date (each date on which distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Subordinated Debt Trustee (as defined herein) is closed for business.

         So long as no Debenture Event of Default has occurred and is continuing, KBK has the right under the Subordinated Indenture to defer the payment of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the stated maturity of the Debentures. As a consequence of any such election, quarterly distributions on the Trust Preferred Securities will be deferred by the Trust during any such Extension Period. Deferred distributions to which holders of the Trust Preferred Securities are entitled will accumulate additional distributions thereon at % per annum, compounded quarterly from the relevant Distribution Date. The term "distributions" as used herein shall include any such additional distributions. During any such Extension Period, KBK may not, and may not cause any of its subsidiaries to, (i) declare or pay any dividends or distributions on, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of KBK's capital stock (except for dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, its capital stock and conversions or exchanges of common stock of one class into common stock of another class) or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of KBK that rank pari passu with or junior to the Debentures (other than (a) any redemption, liquidation, interest, principal or guarantee payment by KBK where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such, redemption, liquidation, interest, principal or guarantee payment is being made; (b) payments under the Guarantee; (c) purchases of Common Stock related to the issuance of Common Stock under any of KBK's benefit plans for its directors, officers or employees; (d) as a result of a reclassification of KBK's capital stock or the exchange or conversion of one series or class of KBK's capital stock for another series or class of KBK's capital stock; or (e) the purchase of fractional interests in shares of KBK's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged). Prior to the termination of any such Extension Period, KBK may further extend such Extension Period, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the stated maturity of the Debentures. Upon the termination of any such Extension Period and the payment on the next Interest Payment Date coinciding with or next following the end of such Extension Period (whichever is earliest) of all amounts then due to the persons in whose names the Debentures are registered at the close of business on the regular record date next preceding such Interest Payment Date, KBK may elect to begin a new Extension Period. See "Description of the Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- Original Issue Discount."

         KBK has no current intention of invoking an Extension Period.

         Distributions with respect to the Trust Preferred Securities must be paid on the dates payable to the extent that the Trust has funds legally available for the payment of such distributions in the Property Account. The funds of the Trust legally available for distribution to holders of the Trust Preferred Securities will be limited to payments under the Debentures in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities. See "Description of the Debentures." If KBK does not make interest payments on such Debentures, the Property Trustee will not have funds legally available to pay distributions on the Trust Preferred Securities. The payment of distributions (if and to the extent the Trust has funds on hand legally available for the payment of such distributions) is guaranteed by KBK as set forth herein under the caption "Description of the Guarantee."

         Distributions on the Trust Preferred Securities will be payable to the holders thereof as they appear on the register of the Trust on the relevant record dates, which shall be the fifteenth day (whether or not a Business Day) of the month of the relevant Distribution Date. As long as the Trust Preferred Securities remain in book-entry form, subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under the caption "-- Book-Entry Only Issuance -- The Depository Trust Company."

TRUST SPECIAL EVENT EXCHANGE

         At any time following the occurrence and the continuation of a Trust Tax Event or a Trust Investment Company Event (each as defined herein), the Regular Trustees shall direct the Property Trustee or such other person then serving as exchange agent acting on behalf of the holders of the Trust Preferred Securities (in such capacity, the "Exchange Agent") to exchange all outstanding Trust Preferred Securities for Debentures and to dissolve the Trust, provided that, in the case of a Trust Tax Event, KBK shall have the right to direct that less than all, or none, of the Trust Preferred Securities be so exchanged if and for so long as KBK shall have elected to pay any Additional Sums such that the net amounts received by the holders of Trust Preferred Securities not so exchanged in respect of distributions are not reduced as a result of such Trust Tax Event, and shall not have revoked any such election or failed to make such payments.

         A "Trust Special Event" means a Trust Tax Event or a Trust Investment Company Event. A "Trust Tax Event" means the delivery to the Property Trustee, on behalf of the Trust, of an opinion of counsel, rendered by a law firm having a national tax and securities practice (which opinion shall not have been rescinded by such law firm), to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of the original issuance of the Trust Preferred Securities, there is more than an insubstantial risk in each case after the date hereof that (i) the Trust is, or will be within 90 days of the date thereof, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) the Trust is, or will be within 90 days of the date thereof, subject to more than a de minimis amount of other taxes, duties or other governmental charges; or (iii) interest payable by KBK on such Debentures is not, or within 90 days of the date thereof will not be, deductible by KBK, in whole or in part, for United States federal income tax purposes. A "Trust Investment Company Event" means the delivery to the Property Trustee, on behalf of the Trust, of an opinion of counsel, rendered by a law firm having a recognized national tax and securities practice and experienced in matters under the Investment Company Act of 1940, as amended (the "Investment Company Act") (which opinion shall not have been rescinded by such law firm), to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), there is more than an insubstantial risk that the Trust is or will be within 90 days of the date thereof considered an "investment company" that is required to be registered under the Investment Company Act, which Change in 1940 Act Law becomes effective on or after the date of the original issuance of the Trust Preferred Securities.

         "Additional Sums" means the additional amounts (which shall constitute part of the payments on the Debentures) as may be necessary in order that the amount of distributions then due and payable by the Trust on the outstanding Trust Securities shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Trust Tax Event.

         Holders of Trust Preferred Securities, by purchasing such Trust Preferred Securities, will be deemed to have agreed to be bound by these exchange provisions in regard to the exchange of such Trust Preferred Securities for Debentures on the terms described above. See "Risk Factors -- Special Event Exchange or Redemption."

DISTRIBUTION OF DEBENTURES

         At any time, KBK will have the right to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of the Trust. There can be no assurance as to the market price for the Debentures distributed to the holders of the Trust Preferred Securities after such a termination of the Trust. Under current United States federal income tax law and interpretations and assuming, as expected, the Trust is treated as a grantor trust, a distribution of the Debentures should not be a taxable event to the Trust and holders of the Trust Preferred Securities. Should there be a change in law, a change in legal interpretation, a Trust Special Event or other circumstances, however, the distribution could be a taxable event to holders of the Trust Preferred Securities. See "Certain Federal Income Tax Consequences -- Redemption of Trust Preferred Securities for Debentures or Cash Upon Liquidation of the Trust."

         After the liquidation date fixed for any distribution of Debentures for Trust Preferred Securities (i) such Trust Preferred Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the record holder of such Trust Preferred Securities, will receive a registered Global Certificate or certificates representing the Debentures to be delivered upon such distribution and (iii) any certificates representing such Trust Preferred Securities not held by DTC or its nominee will be deemed to represent the Debentures having a principal amount equal to the liquidation amount of such Trust Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on such Trust Preferred Securities until such certificates are presented to the Property Trustee for transfer or reissuance.

OPTIONAL REDEMPTION

         Except as provided under the caption "-- Mandatory Redemption" below, the Trust Preferred Securities may not be redeemed by the Trust prior to , 2001.

         On and after such date, upon any permitted redemption by KBK of Debentures, the Trust Preferred Securities are subject to redemption, in whole or in part, at 100% of the liquidation amount thereof plus accrued and unpaid distributions, if any, to the date fixed for redemption.

         The Trust may not redeem the Trust Preferred Securities in part unless all accumulated and unpaid distributions have been paid in full on all outstanding Trust Preferred Securities. If fewer than all the outstanding Trust Preferred Securities are to be redeemed, the Trust Preferred Securities to be so redeemed will be selected as described under the captions "-- Book-Entry Only Issuance -- The Depository Trust Company" and "-- Redemption Procedures."

MANDATORY REDEMPTION

         Upon repayment of the Debentures at maturity or as a result of the acceleration of the Debentures upon the occurrence of a Debenture Event of Default, the proceeds from such repayment will be applied to redeem Trust

Securities having an aggregate liquidation amount equal to the aggregate principal amount of Debentures so repaid at a price equal to the respective liquidation amount of the Trust Preferred Securities together with accumulated and unpaid distributions on the Trust Securities to the date of redemption. In the case of acceleration of the Debentures, the Trust Preferred Securities will be redeemed only when the proceeds of repayment of the Debentures have actually been received by the Trust. In addition, as described above under the caption "-- Trust Special Event Exchange or Redemption," upon the occurrence of a Trust Special Event, Trust Preferred Securities shall be exchanged for Debentures unless, in the case of a Trust Tax Event, KBK shall have elected to (a) pay any Additional Sums such that the net amounts of distributions received by the holders of any Trust Preferred Securities not so exchanged are not reduced as a result of such Tax Event and shall not have revoked any such election or failed to make such payments or (b) redeem the Trust Preferred Securities as further set forth under "-- Trust Special Event Exchange or Redemption" above.

REDEMPTION PROCEDURES

         Trust Preferred Securities redeemed on the date fixed for redemption shall be redeemed at the redemption price with the applicable proceeds from the contemporaneous redemption of the Debentures. Redemptions of the Trust Preferred Securities shall be made and the redemption price shall be payable on the redemption date only to the extent that the Trust has funds on hand legally available for the payment of such redemption price. See also "-- Subordination of Trust Common Securities."

         Notice of any redemption (optional or mandatory) of Trust Preferred Securities (which notice will be irrevocable) will be given by the Property Trustee to each record holder of Trust Preferred Securities that are being redeemed not fewer than 30 nor more than 60 days prior to the redemption date. If the Property Trustee or the organization then serving as the depository for the Trust Preferred Securities (the "Clearing Agency") gives a notice of redemption in respect of the Trust Preferred Securities and the Property Trustee has received for deposit legally available funds sufficient for such redemption by 10:00 a.m., New York City time, on the redemption date, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are legally available, the Property Trustee will deposit irrevocably with DTC or the Clearing Agency, as the case may be, funds sufficient to pay the applicable redemption price and will give DTC or the Clearing Agency, as the case may be, irrevocable instructions and authority to pay the redemption price to the holders of such Trust Preferred Securities. See "-- Book-Entry Only Issuance -- The Depository Trust Company." If such Trust Preferred Securities are no longer in book-entry form, the Property Trustee, to the extent funds are legally available, will irrevocably deposit with the entity designated as paying agent (the "Paying Agent") funds sufficient to pay the applicable redemption price and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing such Trust Preferred Securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any Trust Preferred Securities called for redemption shall be payable to the holders of such Trust Preferred Securities as of the relevant record date for the related Distribution Date. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Trust Preferred Securities so called for redemption will cease (including the accumulation of distributions on the Trust Preferred Securities), except the right of the holders of such Trust Preferred Securities to receive the redemption price, but without interest on such redemption price, and such Trust Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Trust Preferred Securities is not a Business Day, then payment of the redemption price on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the redemption price in respect of Trust Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust or by KBK pursuant to the Guarantee as described under "Description of the Guarantee" herein, distributions on such Trust Preferred Securities will continue to accumulate at % per annum, from the redemption date originally established by the Trust to the date such redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

         Subject to applicable law (including, without limitation, United States federal securities law), KBK, or its subsidiaries, may at any time and from time to time purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement.

         Payment of the redemption price on the Trust Preferred Securities and any distribution or exchange of Debentures to holders of Trust Preferred Securities shall be made to the applicable record holders thereof as they appear on the register for such Trust Preferred Securities on the relevant record date, which shall be the fifteenth day (whether or not a Business Day) prior to the redemption date or liquidation date, as applicable.

         If less than all of the Trust Securities are to be redeemed on a redemption date, then the aggregate liquidation amount of such Trust Securities to be redeemed shall be allocated pro rata among the Trust Securities. The particular Trust Preferred Securities to be redeemed shall be selected not more than 60 days prior to the redemption date by the Property Trustee from the outstanding Trust Preferred Securities not previously called for redemption, by lot or by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple of $25 in excess thereof) of the liquidation amount of the Trust Preferred Securities. The Property Trustee shall promptly notify the Exchange Agent in writing of the Trust Preferred Securities selected for redemption and, in the case of any Trust Preferred Securities selected for partial redemption, the liquidation amount thereof to be redeemed; it being understood that, in the case of Trust Preferred Securities held by DTC (or any successor) or its nominee, the distribution of the proceeds of such redemption will be made in accordance with the procedures of DTC or its nominee. For all purposes of the Declaration, unless the context otherwise requires, all provisions relating to the redemption of Trust Preferred Securities shall relate, in the case of any Trust Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of Trust Preferred Securities which has been or is to be redeemed.

         Notice of any redemption of Debentures will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at its registered address. Unless KBK defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on such Debentures or portions thereof called for redemption.

SUBORDINATION OF TRUST COMMON SECURITIES

         Payment of distributions on, and the redemption price of, the Trust Securities, as applicable, shall be made pro rata based on the liquidation amount of such Trust Securities; provided, however, that if on any Distribution Date or redemption date, a Debenture Event of Default or an event of default under the Guarantee shall have occurred and be continuing, no payment of any distribution on, or redemption price of, any of the Trust Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Trust Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding Trust Preferred Securities for all distribution periods terminating on or prior thereto, or in the case of payment of the redemption price the full amount of such redemption price on all of the outstanding Trust Preferred Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the Trust Preferred Securities then due and payable.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

         In the event of any voluntary or involuntary dissolution of the Trust (each, a "Liquidation"), the holders of the Trust Preferred Securities at that time will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, distributions in an amount equal to the aggregate of the stated liquidation amount of $25 per Trust Preferred Security plus accumulated and unpaid distributions thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such Liquidation, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, Debentures in an aggregate unpaid principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accumulated and unpaid distributions on, the Trust Preferred Securities, have been distributed on a pro rata basis to the holders of Trust Preferred Securities in exchange for such Trust Preferred Securities. See "-- Distribution of Debentures."

         If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets legally available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Trust Preferred Securities shall be paid on a pro rata basis. KBK, as holder of the Trust Common Securities, will be entitled to receive Liquidation Distributions upon any such liquidation pro rata with the holders of the Trust Preferred Securities, except that if a Debenture Event of Default or an event of default under the Guarantee has occurred and is continuing, the Trust Preferred Securities shall have a priority over the Trust Common Securities.

         Pursuant to the Declaration, the Trust shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of KBK; (ii) upon receipt by the Property Trustee of written direction from KBK, as sponsor of the Trust, to dissolve the Trust (which direction is optional and wholly within the discretion of KBK, as sponsor); (iii) the redemption, conversion or exchange of all of the Trust Securities; (iv) the entry by a court of competent jurisdiction of an order for the dissolution of the Trust; and (v) the occurrence of a Trust Special Event except in the case of a Trust Tax Event following which KBK has elected to pay any Additional Sums such that the net amount received by holders of Trust Preferred Securities in respect of distributions is not reduced as a result of such Trust Tax Event and KBK has not revoked any such election or failed to make such payment.

TRUST ENFORCEMENT EVENTS; NOTICE

         Within 90 days after the occurrence of any Trust Enforcement Event (that is, the occurrence of a Debenture Event of Default) or a default by KBK in respect of any of its obligations under the Guarantee actually known to the Property Trustee, the Property Trustee shall transmit notice of such event to the holders of the Trust Preferred Securities, the Administrative Trustees and KBK, as sponsor, unless such event shall have been cured or waived. KBK, as sponsor, and the Administrative Trustees, on behalf of the Trust, are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Declaration.

         If a Debenture Event of Default or a default under the Guarantee has occurred and is continuing, the Trust Preferred Securities shall have a preference over the Trust Common Securities upon dissolution of the Trust as described above. See "-- Liquidation Distribution Upon Dissolution." The existence of a Debenture Event of Default does not entitle the holders of Trust Preferred Securities to accelerate the maturity thereof except to the extent described below under the caption "-- Enforcement of Certain Rights by Holders of Trust Preferred Securities."

         In the case of any Debenture Event of Default, KBK as holder of the Trust Common Securities will be deemed to have waived any right to act with respect to any such Debenture Event of Default until such Debenture Event of Default with respect to the Trust Preferred Securities has been cured, waived or otherwise eliminated. Until any such Debenture Event of Default with respect to the Trust Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Trust Preferred Securities and not on behalf of KBK as holder of the Trust Common Securities, and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

         If a Debenture Event of Default has occurred and is continuing, the Property Trustee, as the sole holder of the Debentures, shall have the right under the Subordinated Indenture to declare the principal of and interest on the Debentures immediately due and payable, and, accordingly, the holders of Trust Preferred Securities would rely on the enforcement by the Property Trustee of its rights as a holder of the Debentures against KBK. In addition, the holders of a majority in aggregate liquidation amount of the Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of the Debentures. If the Property Trustee fails to enforce its rights as holder of the Debentures after a request therefor by a holder of Trust Preferred Securities, such holder may proceed to enforce such rights directly against KBK. Notwithstanding the foregoing, if a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of KBK to pay interest or principal on the Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Trust Preferred Securities may directly institute a Legal Action against KBK for enforcement of payment to such holder of the principal of or interest on the Debentures having a principal amount equal to the aggregate liquidation amount of the Trust Preferred Securities of such holder on or after the respective due date specified in the Debentures. In connection with such Legal Action, KBK will be subrogated to the rights of such holder of Trust Preferred Securities under the Declaration to the extent of any payment made by KBK to such holder of Trust Preferred Securities in such Legal Action. The holders of Trust Preferred Securities will not be able to exercise directly against KBK any other remedy available to the Property Trustee unless the Property Trustee first fails to do so.

MERGER OR CONSOLIDATION OF TRUSTEES

         Any corporation into which the Property Trustee, Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Property Trustee, Delaware Trustee or any Administrative Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Declaration, provided such corporation shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

         The Trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. The Trust may, with the consent of the Administrative Trustees and without the consent of the Property Trustee or the holders of the Trust Preferred Securities, merge with or into, consolidate, amalgamate, be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, provided that (i) if the Trust is not the survivor of such transaction, such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Trust Securities or (b) substitutes for the Trust Preferred Securities other securities having substantially the same terms as the Trust Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Trust Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise; (ii) KBK expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Debentures; (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Trust Preferred Securities are then listed, if any; (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Trust Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization; (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity); (vi) such successor entity has a purpose identical to that of the Trust; (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, KBK has received an opinion from nationally recognized independent counsel to the Trust experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease will not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), (b) following such merger, consolidation, amalgamation,





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
replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act, and (c) following such merger, consolidation, amalgamation or replacement, the Trust (or such successor entity) will not be taxable as a corporation for United States federal income tax purposes; and
(viii) KBK or any permitted successor or assignee owns all of the trust common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantees. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in aggregate liquidation amount of the Trust Preferred Securities, consolidate, amalgamate, merge with or into, be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be taxable as a corporation for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE DECLARATION

         Except as provided below and under the caption "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by law and the Declaration, the holders of the Trust Preferred Securities will have no voting rights.

         The Declaration may be amended from time to time by a majority of the Administrative Trustees (and in certain circumstances, the Property Trustee and the Delaware Trustee), without the consent of the holders of the Trust Preferred Securities, (i) to cure any ambiguity or to correct or supplement any provisions in the Declaration that may be defective or inconsistent with any other provision, or to amend any other provisions with respect to matters or questions arising under the Declaration that shall not be inconsistent with the other provisions of the Declaration; (ii) to add to the covenants, restrictions or obligations of KBK; (iii) to conform to any change in the Investment Company Act or written change in interpretation or application of the rules and regulations promulgated thereunder by any legislative body, court, government agency or regulatory authority; (iv) to conform to any change in the Trust Indenture Act or written change in interpretation or application of the rules and regulations promulgated thereunder by any legislative body, court, government agency or regulatory authority; or (v) to modify, eliminate or add to any provision of the Declaration to such extent as may be necessary; provided, however, that such amendments do not have a material adverse effect on the rights, preferences or privileges of any holder of Trust Securities, and any amendments of the Declaration shall become effective when notice thereof is given to the holders of Trust Securities. Notwithstanding the foregoing, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect, (i) any action that would adversely affect the powers, preferences or special rights of the Trust Securities, whether by way of amendment to the Declaration or otherwise, or (ii) the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the Declaration, then the holders of the Trust Securities voting together as a single class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least a majority in aggregate liquidation amount of the Trust Securities affected thereby; provided that if any amendment or proposal referred to in clause (i) above would adversely affect only the Trust Preferred Securities or the Trust Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of a majority in aggregate liquidation amount of such class of the Trust Securities.

         No amendment or modification may be made to the Declaration if such amendment or modification would (i) cause the Trust to fail to be classified as a grantor trust for United States federal income tax purposes, (ii) cause the Trust to be taxable as a corporation for such purposes, (iii) reduce or otherwise adversely affect the powers of the Property Trustee in contravention of the Trust Indenture Act or (iv) cause the Trust to be deemed an "investment company" which is required to be registered under the Investment Company Act.

         Subject to the requirement of the Property Trustee obtaining the opinion described in the last sentence of this paragraph, the holders of a majority in aggregate liquidation amount of Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee, as holder of the Debentures, (i) to exercise the remedies available to it under the Subordinated Indenture as holder of the Debentures and (ii) to consent to any amendment, modification, or termination of the Subordinated Indenture or the Debentures where such consent shall be required; provided, however, that where a consent or action under the Subordinated Indenture would require the consent or act of the holders of more than a majority of the aggregate principal amount of Debentures affected thereby, only the holders of the percentage of the aggregate liquidation amount of the Trust Preferred Securities which is at least equal to the percentage required under the Subordinated Indenture may direct the Property Trustee to give such consent or take such action on behalf of the Trust; provided, further, however, that under certain circumstances the Property Trustee shall have the right to decline to follow any such direction. The Property Trustee shall notify all holders of the Trust Preferred Securities of any notice of any Trust Enforcement Event received from KBK with respect to the Debentures. Except with respect to directing the time, method and place of conducting a proceeding for a remedy as described above, the Property Trustee shall be under no obligation to take any of the actions described in clauses (i) or (ii) above unless the Property Trustee has obtained an opinion of independent tax counsel to the effect that as a result of such action, the Trust will not be taxable as a corporation for United States federal income tax purposes and that after such action each holder of Trust Securities will continue to be treated as owning an undivided beneficial ownership interest in the Debentures.

         A waiver of a Debenture Event of Default will constitute a waiver of the corresponding Trust Enforcement Event. Any required approval or direction of holders of Trust Preferred Securities may be given at a separate meeting of holders of Trust Preferred Securities convened for such purpose, at a meeting of all of the holders of Trust Securities or pursuant to written consent. The Administrative Trustees will cause a notice of any meeting at which holders of Trust Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Trust Preferred Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken; (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought; and
(iii) instructions for the delivery of proxies or consents.

         No vote or consent of the holders of Trust Preferred Securities will be required for the Trust to redeem and cancel the Trust Preferred Securities in accordance with the Declaration.

         Notwithstanding that holders of Trust Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Trust Preferred Securities that are beneficially owned at such time by KBK or any entity directly or indirectly controlled by, or under direct or indirect common control with, KBK shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if such Trust Preferred Securities were not outstanding, except for Trust Preferred Securities purchased or acquired by KBK or its affiliates in connection with transactions effected by or for the account of customers of KBK or any of its subsidiaries or in connection with the distribution or trading of such Trust Preferred Securities; provided, however, that persons (other than affiliates of KBK) to whom KBK or any of its subsidiaries have pledged Trust Preferred Securities may vote or consent with respect to such pledged Trust Preferred Securities pursuant to the terms of such pledge.

         The procedures by which holders of Trust Preferred Securities may exercise their voting rights are described below. See "-- Book-Entry Only Issuance -- The Depository Trust Company."

         Holders of the Trust Preferred Securities will have no rights to appoint or remove the Regular Trustees or the Delaware Trustee, who may be appointed, removed or replaced solely by KBK, as the holder of all the Trust Common Securities, provided that, upon the occurrence and during the continuance of a Trust Enforcement Event, the Property Trustee may be removed and a successor appointed only by the holders of a majority in aggregate liquidation amount of the Trust Preferred Securities.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

         The Depository Trust Company ("DTC") will act as securities depository (the "Depository") for the Trust Preferred Securities. The Trust Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Trust Preferred Securities certificates ("Global Certificates"), representing the total aggregate number of Trust Preferred Securities, will be issued and will be deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Participants and by the American Stock Exchange, the New York Stock Exchange, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

         Purchases of Trust Preferred Securities within the DTC system must be made by or through Participants, which will receive a credit for the Trust Preferred Securities on DTC's records. The ownership interest of each actual purchaser of Trust Preferred Securities ("Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Participants or Indirect Participants through which the Beneficial Owners purchased Trust Preferred Securities. Transfers of ownership interests in the Trust Preferred Securities are to be accomplished by entries made on the books of Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Trust Preferred Securities, except in the event that use of the book-entry system for the Trust Preferred Securities is discontinued.

         DTC has no knowledge of the actual Beneficial Owners of the Trust Preferred Securities; DTC's records reflect only the identity of the Participants to whose accounts such Trust Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Trust Preferred Securities represented thereby for all purposes under the Declaration and the Trust Preferred Securities. No Beneficial Owner of an interest in a Global Certificate will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Declaration.

         DTC has advised the Company that it will take any action permitted to be taken by a holder of Trust Preferred Securities (including the presentation of Trust Preferred Securities for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Certificates are credited and only in respect of such portion of the aggregate liquidation amount of Trust Preferred Securities as to which such Participant or Participants has or have given such direction. Also, if there is a Trust Enforcement Event under the Trust Preferred Securities, DTC will exchange the Global Certificates for Certificated Securities, which it will distribute to its Participants in accordance with its customary procedures.

         Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices in respect of the Trust Preferred Securities held in book-entry form will be sent to Cede & Co. If less than all of the Trust Preferred Securities are being redeemed, DTC will determine the amount of the interest of each Participant to be redeemed in accordance with its procedures.

         Although voting with respect to the Trust Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Trust Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the Trust as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Participants to whose accounts the Trust Preferred Securities are allocated on the record date (identified in a listing attached to the Omnibus Proxy).

         Distributions on the Trust Preferred Securities held in book-entry form will be made to DTC in immediately available funds. DTC's practice is to credit Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participants and Indirect Participants and not of DTC, the Trust or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of any distributions to DTC is the responsibility of the Trust, disbursement of such payments to Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants and Indirect Participants.

         Except as described, a Beneficial Owner of an interest in a Global Certificate will not be entitled to receive physical delivery of Trust Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Trust Preferred Securities.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Certificates among Participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trust will have any responsibility for the performance by DTC or its Participants or Indirect Participants under the rules and procedures governing DTC. DTC may discontinue providing its services as securities depository with respect to the Trust Preferred Securities at any time by giving notice to the Trust. Under such circumstances in the event that a successor securities depository is not obtained, Trust Preferred Security certificates are required to be printed and delivered to the Property Trustee.
Additionally, the Trust (with the consent of the Company) may decide to discontinue use of the system of book-entry transfers through DTC or any successor depository. In that event, certificates for the Trust Preferred Securities will be printed and delivered to the Property Trustee. In each of the above circumstances, the Company will appoint a Paying Agent with respect to the Trust Preferred Securities.

         The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global Trust Preferred Securities as represented by a Global Certificate.

PAYMENT

         Payments in respect of the Trust Preferred Securities represented by the Global Certificates shall be made to DTC, which shall credit the relevant accounts at DTC on the scheduled payment dates or, in the case of certificated securities, if any, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the books and records of the Trust. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days written notice to the Administrative Trustees. In the event that The First National Bank of Chicago shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor to act as Paying Agent (which shall be a bank or trust company).

REGISTRAR, TRANSFER AGENT, AND PAYING AGENT

         The Property Trustee will act as Registrar, Transfer Agent and Paying Agent for the Trust Preferred Securities.

         Registration of transfers of Trust Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Trust may require) in respect of any tax or other government charges which may be imposed in relation to it.

         The Trust will not be required to register or cause to be registered the transfer of Trust Preferred Securities after such Trust Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

         The Property Trustee, prior to the occurrence of a default with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Declaration and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The holders of Trust Preferred Securities will not be required to offer such indemnity in the event such holders, by exercising their voting rights, direct the Property Trustee to take any action following a Trust Enforcement Event.

GOVERNING LAW

         The Declaration and the Trust Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

MISCELLANEOUS

         The Regular Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an "investment company" required to be registered under the 1940 Act or characterized as other than a grantor trust for United States federal income tax purposes. In this connection, the Regular Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust or the Declaration that the Regular Trustees determine in their discretion to be necessary or desirable for such purposes as long as such action does not adversely affect the interests of the holders of the Trust Preferred Securities.

         Holders of the Trust Preferred Securities have no preemptive rights.

                          DESCRIPTION OF THE GUARANTEE

         The Guarantee will be executed and delivered by KBK concurrently with the issuance by the Trust of the Trust Preferred Securities for the benefit of the holders from time to time of such Trust Preferred Securities. The First National Bank of Chicago will act as trustee ("Trust Guarantee Trustee") under the Guarantee. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee (a copy of which is filed as an exhibit to the registration statement of which this Prospectus is a part, and a copy of which may be obtained from the Trust Guarantee Trustee in New York, New York). The Trust Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

GENERAL

         KBK will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined herein) to the holders of the Trust Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Trust Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid distributions required to be paid on the Trust Preferred Securities, to the extent that the Trust has funds on hand legally available therefor at such time, (ii) the redemption price with respect to any Trust Preferred Securities called for redemption to the extent that the Trust has funds on hand legally available therefor at such time, or (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (unless the Debentures are distributed to holders of the Trust Preferred Securities), the lesser of (a) the Liquidation Distribution, to the extent that the Trust has funds on hand legally available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Trust Preferred Securities. KBK's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by KBK to the holders of the Trust Preferred Securities or by causing the Trust to pay such amounts to such holders.

         The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust's obligations under the Trust Preferred Securities, but will apply only to the extent that the Trust has funds legally sufficient to make such payments, and is not a guarantee of collection. If KBK does not make interest payments on the Debentures held by the Trust, the Trust will not be able to pay distributions on the Trust Preferred Securities and will not have funds legally available therefor.

         KBK has, through the Guarantee, the Declaration, the Debentures and the Subordinated Indenture, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust's obligations under the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities. See "Relationship Among the Trust Preferred Securities, the Debentures and the Guarantee."

         The Company has also agreed separately to irrevocably and unconditionally guarantee the obligations of the Trust with respect to the Trust Common Securities to the same extent as the Guarantee, except that upon the occurrence and during the continuation of a Trust Enforcement Event or a default under the Guarantee, holders of Trust Preferred Securities shall have priority over holders of Trust Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

STATUS OF THE GUARANTEE

         The Guarantee will constitute an unsecured obligation of KBK and will rank subordinate and junior in right of payment to all other liabilities of KBK (except the guarantee of the Trust Common Securities) and will rank pari passu with the most senior preferred stock, if any, issued from time to time by KBK and senior to the Common Stock of KBK. The terms of the Trust Preferred Securities provide that each holder by acceptance thereof, consents and agrees to the subordination and other provisions of the Guarantee.

         The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Trust Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Debentures to the holders of the Trust Preferred Securities. The Guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by KBK or any of its subsidiaries.

AMENDMENTS AND ASSIGNMENT

         Except with respect to any changes which do not materially adversely affect the rights of holders of the Trust Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority in aggregate liquidation amount of the outstanding Trust Preferred Securities. The manner of obtaining any such approval will be as set forth under "Description of the Trust Preferred Securities -- Voting Rights; Amendment of the Declaration." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of KBK and shall inure to the benefit of the holders of the Trust Preferred Securities then outstanding.

CERTAIN COVENANTS OF KBK

         KBK will covenant in the Guarantee that if and so long as (i) the Trust is the holder of all the Debentures, (ii) a Trust Tax Event in respect of the Trust has occurred and is continuing, and (iii) KBK has elected, and has not revoked such election, to pay Additional Sums in respect of the Trust Securities, KBK will pay to the Trust such Additional Sums. KBK will also covenant that it will not, and it will not cause any of its subsidiaries to,
(I) declare or pay any dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of KBK's capital stock (except for dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, its capital stock and conversions or exchanges of common stock of one class into common stock of another class) or (II) make any payments of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of KBK that rank pari passu with or junior to the Debentures (other than (a) any redemption, liquidation, interest, principal or guarantee payment by KBK where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made; (b) payments under the Guarantees; (c) purchases of Common Stock related to the issuance of Common Stock under any of KBK's benefit plans for its directors, officers or employees; (d) as a result of a reclassification of KBK's capital stock or the exchange or conversion of one series or class of KBK's capital stock for another series or class of KBK's capital stock; and (e) the purchase of fractional interests in shares of KBK's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged), if at such time (i) for any distribution period, full distributions on a cumulative basis on any Trust Securities have not been paid,
(ii) there shall have occurred and be continuing any Debenture Event of Default or any event of which KBK has actual knowledge that, with the giving of notice or the lapse of time, or both, would constitute a Debenture Event of Default,
(iii) KBK shall be in default of any obligations under the Guarantees, or (iv) KBK shall have given notice of its selection of an Extension Period as provided in the Subordinated Indenture with respect to the Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

         For so long as Trust Preferred Securities are outstanding, KBK will covenant (i) to maintain directly or indirectly 100% ownership of the Trust Common Securities, provided that certain successors which are permitted pursuant to the Subordinated Indenture may succeed to KBK's ownership of the Trust Common Securities and (ii) not to voluntarily terminate, wind-up or liquidate the Trust, except in connection with (a) a distribution of the Debentures to the holders of the Trust Securities in liquidation of the Trust,
(b) the redemption of all Trust Securities or (c) certain mergers, consolidations or amalgamations permitted by the Declaration. KBK will also covenant to use its commercially reasonable efforts, consistent with the terms and provisions of the Declaration, to cause the Trust to remain classified as a grantor trust and not taxable as a corporation for United States federal income tax purposes. As part of the Guarantee, KBK will agree that it will honor all obligations described therein relating to the exchange of the Trust Securities for Debentures.

GUARANTEE EVENTS OF DEFAULT

         An event of default under the Guarantee will occur upon the failure of KBK to perform any of its payment or other obligations thereunder. The holders of a majority in aggregate liquidation amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trust Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Trust Guarantee Trustee under the Guarantee.

         If the Trust Guarantee Trustee fails to enforce the Guarantee, any holder of the Trust Preferred Securities may institute a legal proceeding directly against KBK to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Trust Guarantee Trustee or any other person or entity. In addition, any record holder of Trust Preferred Securities shall have the right, which is absolute and unconditional, to proceed directly against KBK to obtain Guarantee Payments, without first waiting to determine if the Trust Guarantee Trustee has enforced the Guarantee or instituting a legal proceeding against the Trust, the Trust Guarantee Trustee or any other person or entity. KBK has waived any right or remedy to require that any action be brought first against the Trust, or any other person or entity, before proceeding directly against KBK.

         KBK, as guarantor, is required to file annually with the Trust Guarantee Trustee a certificate as to whether or not KBK is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE TRUST GUARANTEE TRUSTEE

         The Trust Guarantee Trustee, other than during the occurrence and continuance of a default by KBK in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to this provision, the Trust Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of Trust Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

         The Guarantee will terminate and be of no further force and effect (i) upon full payment of the redemption price of the Trust Preferred Securities,
(ii) upon distribution of Debentures to the holders of all of the Trust Preferred Securities in exchange for all of the Trust Preferred Securities or
(iii) upon full payment of the amounts payable upon liquidation of the Trust. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities must restore payment of any sums under such Trust Preferred Securities or the Guarantee.

GOVERNING LAW

         The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF THE DEBENTURES

         The Debentures are to be issued under a Subordinated Indenture, as supplemented by the First Supplemental Indenture (collectively, the "Subordinated Indenture"), between KBK and The First National Bank of Chicago, as trustee (the "Subordinated Debt Trustee"), a copy of which is filed as an exhibit to the registration statement of which this Prospectus is a part, and copies of which may be obtained from the Subordinated Debt Trustee at its corporate trust office in New York, New York. The terms of the Debentures include those stated in the Subordinated Indenture and made a part thereof by reference to the Trust Indenture Act in effect on the date of the Subordinated Indenture. This summary of certain terms of the Debentures and the Subordinated Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Indenture, including the definitions of certain terms therein, and the Trust Indenture Act. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Subordinated Indenture.

GENERAL

         The Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt of KBK. The Debentures will
be limited in aggregate principal amount to $     million ($     million if the
Underwriters' over-allotment option is exercised in full), such amount being the sum of the aggregate stated liquidation amount of the Trust Preferred Securities and capital contributed by KBK in exchange for the Trust Common Securities. The Subordinated Indenture does not limit the incurrence or issuance of other secured or unsecured debt of KBK, whether under the Subordinated Indenture or any existing or other indenture that KBK may enter into in the future or otherwise. See "-- Subordination" below.

         Concurrently with the issuance of the Trust Preferred Securities, the Trust will invest the proceeds thereof and the consideration paid by KBK for the Trust Common Securities in the Debentures. The Debentures will be in the principal amount equal to the aggregate stated liquidation amount of the Trust.

         The Debentures are not subject to any sinking fund provision. The entire principal amount of the Debentures will mature, and become due and payable, together with any accrued and unpaid interest thereon, on , 2028.


INTEREST

         The Debentures will bear interest at the annual rate of      % per
     annum, payable quarterly in arrears on ,             ,             and
     of each year, commencing on             , 1999 (each, an "Interest Payment
Date"), to the person in whose name each Debenture is registered at the close of business on the fifteenth day (whether or not a Business Day) of the month of such Interest Payment Date (the "Regular Record Date"), subject to certain exceptions. It is anticipated that, until the Liquidation, if any, of the Trust, each Debenture will be held in the name of the Property Trustee in trust for the benefit of the holders of the Trust Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that if such Business Day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such Interest Payment Date. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at % per annum, compounded quarterly. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums, as applicable.

GLOBAL SECURITIES

         If distributed to holders of the Trust Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust as a result of the occurrence of a Trust Special Event, the Debentures will be issued in the same form as the Trust Preferred Securities that such Debentures replace. Any Global Certificate will be replaced by one or more global securities (each, a "Global Security") registered in the name of the depository or its nominee. Except under the limited circumstances described below, the Debentures represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Debentures in definitive form. The Global Securities described above may not be transferred except by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or to a successor depository or its nominee.

         The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

         Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of Debentures in definitive form and will not be considered the holders thereof for any purpose under the Subordinated Indenture, and no Global Security representing Debentures shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the depository or its nominee or to a successor depository or its nominee. Accordingly, each beneficial owner of Trust Preferred Securities must rely on the procedures of DTC, or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder under the Subordinated Indenture.

         If Debentures are distributed to holders of Trust Preferred Securities in liquidation of such holders' interests in the Trust and a Global Security is issued, DTC will act as securities depository for the Debentures represented by such Global Security. For a description of DTC and the specific terms of the depository arrangements, see "Description of the Trust Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company." As of the date of this Prospectus, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Trust Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. KBK may appoint a successor to DTC or any successor depository in the event DTC or such depository is unable or unwilling to continue as a depository for the Global Securities.

         None of KBK, the Subordinated Debt Trustee, any Paying Agent or the Securities Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security representing such Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         A Global Security shall be exchangeable for Debentures registered in the names of persons other than DTC or its nominee only if (i) DTC notifies KBK that it is unwilling or unable to continue as a depository for such Global Debenture and no successor depository shall have been appointed by KBK within 90 days, or if at any time DTC ceases to be a "clearing agency" registered under the Exchange Act at a time when DTC is required to be so registered to act as such depository and no such successor depository has been appointed within 90 days by the Company, (ii) KBK in its sole discretion determines that such Global Security shall be so exchangeable, or (iii) there shall have occurred and be continuing an Event of Default with respect to such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such Global Security. In the event that Debentures are issued in definitive form, such Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described in "-- Payment and Paying Agent" below.

PAYMENT AND PAYING AGENT

         Payments on Debentures represented by a Global Security will be made to DTC, as the depository for the Debentures. In the event Debentures are issued in definitive form, principal of and any interest on Debentures will be payable, the transfer of the Debentures will be registrable, and the Debentures will be exchangeable for Debentures of other denominations of a like aggregate principal amount at the corporate office of the Subordinated Debt Trustee in the City of New York or at the office of such Paying Agent or Paying Agents as KBK may designate, except that at the option of KBK payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register, provided that proper transfer instructions have been received by the Regular Record Date. Payment of any interest on Debentures will be made to the Person in whose name such Debentures are registered at the close of business on the Regular Record Date for such interest, except in the case of Defaulted Interest. The Regular Record Date for the interest payable on any Interest Payment Date shall be the fifteenth day (whether or not a Business
Day) of the month of such Interest Payment Date. KBK may at any time designate additional Paying Agents or rescind the designation of any Paying Agent.

         Any monies deposited with the Subordinated Debt Trustee or any Paying Agent, or then held by KBK in trust, for the payment of the principal of or interest on any Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of KBK, be repaid to KBK and the holder of such Debentures shall thereafter look, as a general unsecured creditor, only to KBK for payment thereof.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

         So long as no Debenture Event of Default has occurred and is continuing, KBK has the right under the Subordinated Indenture to defer the payment of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the stated maturity of the Debentures. At the end of such Extension Period, KBK must pay all interest then accrued and unpaid (together with interest thereon at the stated annual rate, compounded quarterly, to the extent permitted by applicable law) on the Interest Payment Date coinciding with or next following the end of such Extension Period (whichever is earliest) to the persons in whose names the Debentures are registered at the close of business on the Regular Record Date next preceding such Interest Payment Date. During an Extension Period, interest will continue to accrue and holders of Debentures (or holders of Trust Preferred Securities while the Trust Preferred Securities are outstanding) will be required to accrue interest income (in the form of original issue discount) for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

         During any such Extension Period, any default under either of the Guarantees or any Debenture Event of Default (or there shall have occurred and be continuing any event of which KBK has actual knowledge that, with the giving of notice or lapse of time, or both, would constitute a Debenture Event of Default), KBK shall not, and shall not permit any subsidiary to, (i) declare or pay any dividends or distributions on, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of KBK's capital stock (except for dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, its capital stock and conversions or exchanges of common stock of one class into common stock of another class) or
(ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of KBK that rank pari passu with or junior to the Debentures (other than (a) any redemption, liquidation, interest, principal or guarantee payment by KBK where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made; (b) payments under the Guarantees; (c) purchases of Common Stock related to the issuance of Common Stock under any of KBK's benefit plans for its directors, officers or employees; (d) as a result of a reclassification of KBK's capital stock or the exchange or conversion of one series or class of KBK's capital stock for another series or class of KBK's capital stock; or (e) the purchase of fractional interests in shares of KBK's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged).





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
         Prior to the termination of any such Extension Period, KBK may further extend the Interest Payment Period, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the stated maturity of the Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, KBK may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. KBK shall give the Property Trustee and the Subordinated Debt Trustee notice of its election to begin any Extension Period at least one Business Day prior to the earlier of (i) the record date for the date distributions on the Trust Preferred Securities (or, if no Trust Preferred Securities are outstanding, for the date interest on the Debentures) would have been payable except for the election to begin such Extension Period and (ii) the date the Property Trustee is (or, if no Trust Preferred Securities are outstanding, the Subordinated Debt Trustee is) required to give notice to the American Stock Exchange or other applicable self-regulatory organization or to holders of such Trust Preferred Securities (or, if no Trust Preferred Securities are outstanding, to the holders of such Debentures) of such election. The Subordinated Debt Trustee and the Property Trustee shall give notice of KBK's election to begin an Extension Period to the holders of the Debentures and the Trust Preferred Securities, respectively.

MANDATORY REPAYMENT

         Upon repayment of the Debentures at maturity or as a result of acceleration upon the occurrence of a Debenture Event of Default, KBK will pay a price equal to 100% of the principal amount of the Debentures, together with any accrued and unpaid interest thereon. Any payment pursuant to this provision shall be made prior to 12:00 noon, New York City time, on the date of maturity or acceleration or at such other time on such earlier date as the parties thereto shall agree. The Debentures are not entitled to the benefit of any sinking fund or, except as set forth above or as a result of acceleration, any other provision for mandatory prepayment.

OPTIONAL REDEMPTION

         On and after             , 2001 and subject to the next succeeding
sentence, KBK will have the right, at any time and from time to time, to redeem the Debentures, in whole or in part, upon notice given as provided below,
beginning on                              at 100% of the principal amount of
the Debentures being redeemed, together with any accrued but unpaid interest on the portion being redeemed.

         For so long as the Trust is the holder of all the outstanding Debentures, the proceeds of any such redemption will be used by the Trust to redeem Trust Securities in accordance with their terms. KBK may not redeem the Debentures in part unless all accrued and unpaid interest has been paid in full on all outstanding Debentures. See "Description of the Trust Preferred Securities -- Optional Redemption."

         If, at the time of any optional redemption or mandatory repayment of the Debentures, the Trust Securities remain outstanding, the redemption or repayment proceeds shall be used to redeem the Trust Securities.

REDEMPTION PROCEDURES

         Notices of any redemption of the Debentures and the procedures for such redemption shall be as provided with respect to the Trust Preferred Securities under the caption "Description of the Trust Preferred Securities -- Redemption Procedures." Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at its registered address. Unless KBK defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue and conversion rights cease on such Debentures or portions thereof called for redemption.





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
DISTRIBUTION OF DEBENTURES

         At any time, KBK will have the right to dissolve the Trust and cause the Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as provided by applicable law. If distributed to holders of Trust Preferred Securities in liquidation, the Debentures will initially be issued in the form of one or more Global Securities and DTC, or any successor depository for the Trust Preferred Securities, will act as depository for the Debentures. It is anticipated that the depository arrangements for the Debentures would be substantially identical to those in effect for the Trust Preferred Securities. There can be no assurance as to the market price of any Debentures that may be distributed to the holders of Trust Preferred Securities. For a description of DTC and the terms of the depository arrangement, see "Description of the Trust Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company."

CERTAIN COVENANTS

         For a description of certain covenants by KBK that apply if (a) a Debenture Event of Default has occurred and is continuing (or there shall have occurred and be continuing any event of which KBK has actual knowledge that, with the giving of notice or lapse of time, or both, would constitute a Debenture Event of Default), (b) KBK is in default of its obligations under the Guarantee or the guarantee of the Trust Common Securities or (c) KBK shall have given notice of its election to defer payments of interest on the Debentures by extending the Interest Payment Period, see "-- Option to Extend Interest Payment Period."

         So long as Trust Preferred Securities remain outstanding KBK will covenant (i) to maintain directly or indirectly 100% ownership of the Trust Common Securities, provided that certain successors which are permitted pursuant to the Subordinated Indenture may succeed to KBK's ownership of the Trust Common Securities; and (ii) not to voluntarily terminate, wind-up or liquidate the Trust, except in connection with (A) a distribution of the Debentures to the holders of Trust Securities in liquidation of the Trust, (B) the redemption of all Trust Securities or (C) certain mergers, consolidations or amalgamations permitted by the Declaration. KBK will also covenant to use its commercially reasonable efforts, consistent with the terms and provisions of the Declaration, to cause the Trust to remain classified as a grantor trust and not taxable as a corporation for United States federal income tax purposes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         The Subordinated Indenture provides that KBK may, without the consent of the Subordinated Debt Trustee or the holders of any Debenture consolidate or merge with, or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, provided that (i) either KBK is the surviving entity or such successor Person expressly assumes or becomes a co-obligor jointly and severally liable with respect to the due and punctual payment of the principal of and interest on, the Debentures and the performance or observance of every covenant and condition of the Subordinated Indenture on the part of KBK to be performed or observed, (ii) immediately after giving effect to the transaction, no Default or Event of Default exists, and (iii) KBK has delivered the Officer's Certificate and Opinion of Counsel required by the Subordinated Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, KBK under the Subordinated Indenture with the same effect as if it had been named a party in the Subordinated Indenture and KBK shall, except in the case of a lease, be released and discharged from all its obligations under the Debentures and the Subordinated Indenture. Notwithstanding the foregoing, the predecessor Person may, in the alternative, elect not to be so released from such obligations, provided that the predecessor Person and the successor Person shall agree, pursuant to a supplemental Subordinated Indenture, to be co- obligors jointly and severally with respect to all such obligations.

DEBENTURE EVENTS OF DEFAULT

         An "Event of Default" will occur under the Subordinated Indenture with respect to the Debentures upon: (a) default in the payment of the principal of the Debentures at their maturity (whether or not prohibited by the





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
subordination provisions thereof); (b) default in the payment of any interest on the Debentures when they become due and payable and continuance of such default for a period of 30 days (whether or not prohibited by the subordination provisions thereof); (c) default in the performance, or breach, of any term, covenant or warranty contained in the Subordinated Indenture for a period of 60 days upon giving written notice as provided in the Subordinated Indenture; (d) the occurrence of certain events of bankruptcy; or (e) upon the voluntary or involuntary dissolution, winding-up or termination of the Trust, except in connection with the distribution of the Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption or exchange of all of the Trust Securities, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

         The Subordinated Indenture provides that if an Event of Default with respect to the Debentures shall have occurred and be continuing, either the Subordinated Debt Trustee or the holders of not less than 25% in principal amount of the Debentures then outstanding may declare the principal amount of all the Debentures to be due and payable immediately upon giving written notice as provided in the Subordinated Indenture. The Subordinated Indenture provides that the holders of a majority in principal amount of the Debentures then outstanding may rescind and annul such declaration and its consequences under certain circumstances.

         The holders of a majority in principal amount of the Debentures then outstanding may waive past defaults under the Subordinated Indenture and its consequences (except a continuing default in the payment of principal of or interest on the Debentures or a default in respect of any covenant or provision of the Subordinated Indenture which cannot be modified or amended by a supplemental Subordinated Indenture without the consent of the holder of each outstanding Debenture affected thereby).

         Pursuant to the Subordinated Indenture, the holders of a majority in aggregate principal amount of all the Debentures then outstanding may direct the time, method, and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Subordinated Indenture. Before proceeding to exercise any right or power under the Subordinated Indenture at the direction of any holders, the Subordinated Debt Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with any such direction.

         Under the terms of the Subordinated Indenture, KBK is required to furnish to the Subordinated Debt Trustee annually an Officer's Certificate to the effect that, to the best of such officer's knowledge, KBK is not in default in the performance and observance of the terms, provisions and conditions of the Subordinated Indenture or, if such officer has knowledge that KBK is in default, specifying such default. The Subordinated Indenture requires the Subordinated Debt Trustee to give to all holders of Debentures outstanding thereunder notice of any Default by KBK in the manner provided in the Subordinated Indenture, unless such Default shall have been cured or waived; however, except in the case of a default in the payment of principal of or interest on any Debentures outstanding thereunder, the Subordinated Debt Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee, or a trust committee of directors or certain officers of the Subordinated Debt Trustee in good faith determine that withholding such notice is in the interest of the holders of such outstanding Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

         If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of KBK to pay principal or interest on the Debentures on the date such principal or interest is otherwise payable, a holder of Trust Preferred Securities may institute a Legal Action for payment after the respective due date specified in the Debentures. KBK may not amend the Subordinated Indenture to remove the foregoing right to bring a Legal Action without the prior written consent of the holders of all of the Trust Preferred Securities. Notwithstanding any payment made to such holder of Trust Preferred Securities by KBK in connection with a Legal Action, KBK shall remain obligated to pay the principal of or interest on the Debentures held by the Trust or the Property Trustee and KBK shall be subrogated to the rights of the holder of such Trust Preferred Securities with respect to payments on the Trust Preferred Securities to the extent of any payments made by KBK to such holder in any Legal Action.





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
SUBORDINATION

         In the Subordinated Indenture, KBK has covenanted and agreed that any Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Debt of KBK whether now existing or hereafter incurred. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of KBK, the holders of Senior Debt will first be entitled to receive payment in full of principal of and premium, if any, and interest, if any, on such Senior Debt before the Property Trustee, on behalf of the holders of the Debentures, will be entitled to receive or retain any payment in respect of the principal of or interest on the Debentures.

         In the event of the acceleration of the maturity of any Debentures, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Debentures.

         No payment on account of principal or interest in respect of the Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

CHANGE IN CONTROL AND HIGHLY LEVERAGED TRANSACTIONS

         The Subordinated Indenture contains no covenants or other provisions to afford protection to holders of the Debentures in the event of a highly leveraged transaction or a change in control of the Company.

MODIFICATION OF THE SUBORDINATED INDENTURE

         The Subordinated Indenture provides that KBK and the Subordinated Debt Trustee may enter into supplemental indentures without the consent of the holders of Debentures to: (a) evidence the succession of another Person to KBK under the Subordinated Indenture and the Debentures and the assumption by such successor Person of the obligations of KBK thereunder; (b) evidence another Person's becoming a co-obligor with respect to the obligations of KBK under the Subordinated Indenture and the Debentures; (c) add covenants and Events of Default for the benefit of the holders of all the Debentures or to surrender any right or power conferred by the Subordinated Indenture upon KBK; (d) cure any ambiguity or correct any inconsistency in the Subordinated Indenture; (e) evidence the acceptance of appointment by a successor (including as a co-obligor) Subordinated Debt Trustee; and (f) qualify the Subordinated Indenture under the Trust Indenture Act.

         The Subordinated Indenture also provides that KBK and the Subordinated Debt Trustee, with the consent of the holders of a majority in aggregate principal amount of all outstanding Debentures to modify the Subordinated Indenture or the rights of the holders of the Debentures; provided that KBK and the Subordinated Debt Trustee may not, without the consent of the holder of each outstanding Debenture affected thereby: (a) change the stated maturity of the principal of or any installment of interest on any Debenture, or reduce the principal amount thereof or the rate of interest thereon, (b) reduce the percentage in principal amount of Debentures required for any such supplemental Subordinated Indenture or for any waiver provided for in the Subordinated Indenture, (c) change KBK's obligation to maintain an office or agency for payment of Debentures and the other matters specified therein, or (d) modify any of the provisions of the Subordinated Indenture relating to the execution of supplemental indentures with the consent of holders of Debentures which are discussed in this paragraph or modify any provisions relating to the waiver by holders of past





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
defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Subordinated Indenture cannot be modified or waived without the consent of the holder of each outstanding Debenture.

SATISFACTION AND DISCHARGE; LEGAL AND COVENANT DEFEASANCE

         Under the terms of the Subordinated Indenture, KBK may satisfy and discharge certain obligations to holders of Debentures which have not already been delivered to the Subordinated Debt Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) depositing or causing to be deposited with the Subordinated Debt Trustee funds in an amount sufficient to pay the principal and interest to the date of such deposit (in case of Debentures which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (ii) paying or causing to be paid all other sums payable under the Subordinated Indenture with respect to such Debentures, and (iii) delivering to the Subordinated Debt Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

         The Subordinated Indenture also provides that KBK and any other obligor, if any, will be discharged from any and all obligations in respect of the Debentures issued thereunder (excluding, however, certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debentures, to replace stolen, lost, mutilated or destroyed certificates, to pay principal and interest on the original stated due dates or specified redemption date, to make any sinking fund payments, and to maintain paying agencies) on the 91st day following the deposit referred to in the following clause (i), subject to the following conditions: (i) the irrevocable deposit, in trust, of cash or U.S. Government Obligations (or a combination thereof) which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay the principal and interest on the outstanding Debentures on the Stated Maturity of such payments in accordance with the terms of the Subordinated Indenture and the outstanding Debentures or on any Redemption Date established pursuant to clause (iii) below; (ii) KBK's receipt of an Opinion of Counsel based on the fact that (A) KBK has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Subordinated Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the holders of the Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred; (iii) if the Debentures are to be redeemed prior to Stated Maturity, notice of such redemption shall have been duly given pursuant to the Subordinated Indenture or provision therefor satisfactory to the Subordinated Debt Trustee shall have been made; (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default will have occurred and be continuing on the date of such deposit; and (v) KBK's delivery to the Subordinated Debt Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Subordinated Indenture have been complied with.

         Under the Subordinated Indenture, KBK also may discharge its obligations referred to above under the captions "-- Certain Covenants" and "-- Consolidation, Merger and Sale of Assets" included in this Prospectus, as well as certain of its obligations relating to reporting obligations under the Subordinated Indenture in respect of the Debentures on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i), (iii), (iv) and (v) in the immediately preceding paragraph with respect to the Debentures and the delivery of an Opinion of Counsel confirming that the holders of the Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.





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
NO PERSONAL, LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR STOCKHOLDERS

         No director, officer, employee or stockholder, as such, of KBK or any of its affiliates shall have any personal liability in respect of the obligations of KBK under the Subordinated Indenture or the Debentures by reason of his, her or its status as such.

APPLICABLE LAW

         The Subordinated Indenture is, and the Debentures offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE SUBORDINATED DEBT TRUSTEE

         The Subordinated Indenture provides that, except during the continuance of an Event of Default, the Subordinated Debt Trustee will perform only such duties as are specifically set forth in the Subordinated Indenture. If an Event of Default has occurred and is continuing, the Subordinated Debt Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Subordinated Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

         The Subordinated Indenture contains limitations on the rights of the Subordinated Debt Trustee, should it become a creditor of KBK, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Subordinated Debt Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

         The First National Bank of Chicago, a national banking association, is the Subordinated Debt Trustee under the Subordinated Indenture.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                        THE DEBENTURES AND THE GUARANTEE

         As long as KBK makes payments of interest and other payments when due on the Debentures, such payments will be sufficient to cover distributions and other payments due on the Trust Preferred Securities, primarily because (i) the aggregate principal amount of the Debentures will be equal to the sum of the aggregate stated liquidation preference of the Trust Preferred Securities; (ii) the interest rate and interest and other payment dates of the Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities; (iii) KBK shall pay for all and any costs, expenses and liabilities of the Trust except the Trust's obligations to holders of the Trust Preferred Securities; and (iv) the Declaration of the Trust further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

         Payments of distributions and other amounts due on the Trust Preferred Securities (to the extent the Trust has funds available for the payment of such distributions) are irrevocably guaranteed by KBK as and to the extent set forth under "Description of the Guarantee." Taken together, KBK's obligations under the Debentures, the Subordinated Indenture, the Declarations of the Trust and the Trust Guarantees provide a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each of the Trust's obligations under the Trust Preferred Securities. If and to the extent that KBK does not make payments on the Debentures, the Trust will not pay distributions or other amounts due on the Trust Preferred Securities. The Guarantee does not cover payment of distributions when the Trust does not have legally sufficient funds to pay such distributions. In such event, the remedies of a holder of the Trust Preferred Securities of the Trust are described herein under "Description of the Guarantee -- Guarantee Events of Default." The obligations of KBK under the Guarantees are unsecured and are subordinate and junior in right of payment to all other liabilities of KBK.





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
         Notwithstanding anything to the contrary in the Subordinated Indenture and to the extent set forth therein, KBK has the right to set-off any payment it is otherwise required to make thereunder with and to the extent KBK has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

         A holder of Trust Preferred Securities may institute a legal proceeding directly against KBK to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust Guarantee Trustee, the Trust or any other person or entity.

         The Trust Preferred Securities evidence a beneficial interest in the Trust. The Trust exists for the sole purpose of issuing the Trust Preferred Securities, investing the proceeds thereof in the Debentures and making distributions to holders. A principal difference between the rights of a holder of Trust Preferred Securities and a holder of the Debentures is that a holder of the Debentures is entitled to receive from KBK the principal amount of and interest accrued on the Debentures held, while a holder of Trust Preferred Securities is entitled to receive distributions from the Trust (or from KBK under the Trust Guarantee) if and to the extent the Trust has funds legally available for the payment of such distributions.

         Upon any voluntary or involuntary termination, winding-up or liquidation of the Trust involving the liquidation of the Debentures, the holders of the Trust Preferred Securities will be entitled to receive, out of assets held by the Trust and after satisfaction of liabilities to creditors of the Trust as provided by applicable law, the liquidation distribution in cash. See "Description of Trust Preferred Securities." Upon any voluntary or involuntary liquidation or bankruptcy of KBK, the Property Trustee, as holder of the Debentures of such Trust, would be a subordinated creditor of KBK, subordinated in right of payment to all Senior Debt of KBK, but entitled to receive payment in full of principal and interest, before any shareholders of KBK receive payments or distributions. Since KBK is the guarantor under the Trust Guarantees and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to the holders of the Trust Preferred Securities), the positions of a holder of Trust Preferred Securities and a holder of the Debentures relative to other creditors and to shareholders of KBK in the event of liquidation or bankruptcy of KBK would be substantially the same.

         A default or event of default under any Senior Debt of KBK will not constitute a Default or Event of Default under the Subordinated Indenture. However, in the event of payment defaults under, or acceleration of, Senior Debt of KBK, the subordination provisions of the Subordinated Indenture provide that no payments may be made in respect of the Debentures until Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Debentures would constitute an Event of Default under the Subordinated Indenture.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of material United States federal income tax consequences of the purchase, ownership and disposition of the Trust Preferred Securities. Unless otherwise stated, this summary deals only with Trust Preferred Securities held as capital assets by holders who purchase the Trust Preferred Securities upon original issuance. It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "-- Certain United States Tax Consequences to Non-United States Holders") or persons that will hold the Trust Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the United States Dollar. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any





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
foreign government that may be applicable to the Trust Preferred Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

         INVESTORS ARE ADVISED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF TRUST PREFERRED SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

CLASSIFICATION OF THE DEBENTURES

         KBK has taken the position that the Debentures will be classified for United States federal income tax purposes as indebtedness of KBK under current law and, by acceptance of Trust Preferred Securities, each holder covenants to treat the Debentures as indebtedness and the Trust Preferred Securities as evidence of an indirect beneficial ownership interest in the Debentures. No assurance can be given, however, that such position of KBK will not be challenged by the Internal Revenue Service ("IRS") or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Debentures will be classified as indebtedness of KBK for United States federal income tax purposes.

CLASSIFICATION OF THE TRUST

         In connection with the issuance of the Trust Preferred Securities, Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., United States tax counsel to the Trust and KBK, will render its opinion generally to the effect that, under then current law and assuming full compliance with the terms of the Declaration and the Subordinated Indenture (and certain other documents), based on certain facts and assumptions contained in such opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Trust Preferred Securities generally will be considered the owner of an undivided interest in the Debentures, and each holder will be required to include in its gross income any stated interest or original issue discount (as noted below) with respect to its allocable share of those Debentures.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

         Except as described below, stated interest on the Debentures generally will be taxable to a holder as ordinary income at the time it is accrued or paid in accordance with the holder's regular method of tax accounting.

         Under current Treasury regulations applicable to debt instruments issued on or after August 13, 1996 (the "Regulations"), a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether such stated interest is "qualified stated interest" and whether a debt instrument is issued with OID. The Company believes that the likelihood of its exercising its option to defer payments of interest is remote. Based on the foregoing, the Company believes that stated interest on the Debentures will constitute qualified stated interest and that the Debentures will not be considered to be issued with OID at the time of their original issuance and, accordingly, a holder should include in gross income such holder's allocable share of stated interest on the Debentures in accordance with such holder's regular method of tax accounting.

         Under the Regulations, if the Company exercised its option to defer any payment of interest, the Debentures would at that time be treated as having been reissued with OID, and all stated interest on the Debentures would thereafter be treated as OID as long as the Debentures remained outstanding. In such event, all of a holder's interest income with respect to the Debentures would be accounted for as OID on an economic accrual basis regardless of such holder's method of tax accounting, and actual distributions of stated interest would not be reported as income. Consequently, a holder would be required to include stated interest on the Debentures in gross income, as OID, even though the Company would not make any actual cash payments with respect to such interest during an Extension Period.

         The Regulations specific to such treatment have not been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take a position contrary to the interpretation herein.

         Subsequent use of the term "interest" in this summary includes income in the form of OID.

         Because income on the Debentures will constitute interest or original issue discount, corporate holders will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Debentures.

REDEMPTION OF TRUST PREFERRED SECURITIES
FOR DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

         Under certain circumstances, the Debentures may be distributed to holders in exchange for the Trust Preferred Securities. Under current law, such a distribution to holders, for United States federal income tax purposes, would be treated as a nontaxable event to each holder, and each holder would receive an aggregate tax basis in the Debentures distributed equal to such holder's aggregate tax basis in its Trust Preferred Securities exchanged therefor. A holder's holding period in the Debentures so received would include the period during which the Trust Preferred Securities were held by such holder. If, however, the exchange is caused by a Trust Tax Event which results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to the Trust and holders of the Trust Preferred Securities.

         Under certain circumstances described herein (see "Description of the Trust Preferred Securities -- Trust Special Event Exchange or Redemption"), the Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Trust Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Trust Preferred Securities, and a holder would recognize gain or loss in the same manner as if it sold such redeemed Trust Preferred Securities for cash. See "-- Sales of Trust Preferred Securities" below.

SALES OF TRUST PREFERRED SECURITIES

         A holder that sells Trust Preferred Securities will recognize gain or loss equal to the difference between the amount realized on the sale of the Trust Preferred Securities and the holder's adjusted tax basis in such Trust Preferred Securities. A holder's adjusted tax basis in the Trust Preferred Securities generally will be its initial purchase price increased by any original issue discount previously includible in such holder's gross income to the date of disposition and decreased by payments other than qualified stated interest received on the Trust Preferred Securities to the date of disposition. In general, such gain or loss will be a capital gain or loss. Any capital gain will be (a) long-term capital gain if the holder held the Trust Preferred Securities for more than 12 months or (b) short-term capital gain if the holder held the Trust Preferred Securities for 12 months or less as of the effective date of the Merger. Long-term capital gain of individuals currently is taxed at a maximum rate of 20%. Short-term capital gain of individuals is taxed as ordinary income. Ordinary income of individuals is currently taxed at a maximum rate of 39.6%.

         The Trust Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Debentures. A holder who disposes of his Trust Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Debenture through the date of disposition in income as ordinary income, and to add such amount to his adjusted tax basis in his pro rata share of the underlying Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of original issue discount, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

MARKET DISCOUNT AND BOND PREMIUM

         Holders that purchase the Trust Preferred Securities at a price that is greater or less than the adjusted issue price of such holder's proportionate share of the Debentures (which generally should approximate the face amount plus accrued but unpaid interest on the Debentures) may be considered to have acquired their undivided interests in the Debentures with market discount or acquisition premium as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the ownership and disposition of the Trust Preferred Securities.

INFORMATION REPORTING TO HOLDERS

         The Trust will report the original issue discount, if any, that accrued during the year with respect to the Debentures, and any gross proceeds received by the Trust from the retirement or redemption of the Debentures, annually to the holders of record of the Trust Preferred Securities and the IRS. The Trust currently intends to deliver such reports to holders of record prior to January 31, following each calendar year. It is anticipated that persons who hold Trust Preferred Securities as nominees for Beneficial Owners will report the required tax information to Beneficial Owners on Form 1099.

BACKUP WITHHOLDING

         Payments made on, and proceeds from the sale of, Trust Preferred Securities may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification requirements. Any withheld amounts will generally be allowed as a credit against the holder's federal income tax provided the required information is timely filed with the IRS.

POSSIBLE TAX LEGISLATION

         As a part of President Clinton's Fiscal 1999 Budget Proposal, the Treasury Department has proposed legislation that, among other things, will treat as equity for United States federal income tax purposes certain debt instruments that are not shown as indebtedness on the consolidated balance sheet of the Trust. A similar proposal was included in President Clinton's Fiscal 1998 Budget Proposal but was not included in either the Taxpayer Relief Act of 1997 or the IRS Restructuring and Reform Bill of 1998. No assurance can be given that the Proposed Legislation will not ultimately be enacted in the future, that such future legislation will not have a retroactive effective date and that such future legislation will not prevent KBK from deducting interest on the Debentures. Such an event would constitute a Trust Tax Event and would permit the Trust to exchange the Trust Preferred Securities, in whole or in part, for the Debentures or redeem, in whole or in part, the Trust Preferred Securities and corresponding Debentures.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

         General. The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Trust Preferred Securities by a "Non-United States Holder" and does not deal with tax consequences arising under the laws of any foreign, state, or local jurisdiction. As used herein, a "Non- United States Holder" is a person or entity that, for United States federal income tax purposes, is not a citizen or resident of the United States, a corporation, partnership, or other entity created or organized under the laws of the United States or a political subdivision thereof, or an estate or trust, the income of which is subject to United States federal income taxation regardless of its source, or that otherwise is subject to United States federal income taxation on a net basis in respect of the Trust Preferred Securities. The tax treatment of the holders of the Trust Preferred Securities may vary depending upon their particular situations. Certain holders (including insurance companies, tax exempt organizations, financial institutions and broker-dealers) may be subject to special rules not discussed below. Prospective investors who are Non-United States Holders are urged to consult their tax advisors regarding the United States federal tax consequences of owning and disposing of Trust Preferred Securities, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

         Interest. Interest (including original issue discount) received or accrued by a Non-United States Holder of Trust Preferred Securities will not be subject to United States federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder and (i) the Non-United States Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of KBK and is not a controlled foreign corporation with respect to which KBK is a "related person" within the meaning of the Code and (ii) the beneficial owner of the Trust Preferred Securities certifies, under penalty of perjury, that the beneficial owner is not a United States person and provide the beneficial owner's name and address.

         Gain on Disposition of Trust Preferred Securities. A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption or other disposition of a Trust Preferred Security unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder and
(ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Trust Preferred Security as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

         Federal Estate Taxes. A Trust Preferred Security beneficially owned by an individual who is a Non-United States Holder at the time of his or her death generally will not be subject to United States federal estate tax as a result of such individual's death, provided that (i) such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of KBK entitled to vote within the meaning of section 871(h)(3) of the Code, and (ii) interest payments (including payments of original issue discount) with respect to the Debentures would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business within the United States by such individual.

         Information Reporting and Backup Withholding. KBK must report annually to the IRS and to each Non-United States Holder the amount of interest paid to such holder and the amount of any tax withheld. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

         In the case of payments of interest to Non-United States Holders, temporary Treasury regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither KBK nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under temporary Treasury regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-United States Holder on the disposition of the Trust Preferred Securities by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the Trust Preferred Securities by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the Trust Preferred Securities by or through a foreign office or foreign broker not subject to the preceding sentence.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

                              ERISA CONSIDERATIONS

         The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on pension, profit-sharing and other employee benefit plans to which it applies (the "Plans") and on those persons who are fiduciaries with respect to such Plans.

         A fiduciary of a Plan should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Trust Preferred Securities. Among other factors, such fiduciary should consider (i) whether the investment satisfies the prudence requirements of Section 404(a)(1)(B) of ERISA, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA and
(iii) whether the investment is in accordance with the documents and instruments governing the Plan as required by Section 404(a)(1)(D) of ERISA.

         A fiduciary of a Plan must also consider whether the acquisition of Trust Preferred Securities and/or the operation of the Trust might result in direct or indirect prohibited transactions under Section 406 of ERISA and
Section 4975 of the Code. In order to determine whether there are such prohibited transactions, a fiduciary must determine the "plan assets" involved in the transaction. The Department of Labor has promulgated regulations (the "DOL Regulations") concerning whether or not a Plan's assets would be deemed to include an interest in the underlying assets of an entity for purposes of ERISA if the Plan acquires an "equity interest" in such entity (such as by acquiring Trust Preferred Securities). The DOL Regulations provide a number of exceptions to these "plan asset" rules. One exception states that the underlying assets of an entity such as the Trust will not be considered "plan assets" if the Trust Preferred Securities are publicly offered. For this purpose, the Trust Preferred Securities are "publicly offered" if they are part of a class of securities that is (1) widely held, (2) freely transferable, and (3) registered under Section 12(b) or 12(g) of the Exchange Act. It is expected that all of these requirements will be satisfied with respect to the Trust Preferred Securities offered hereunder and that the Trust Preferred Securities will not be subject to the DOL Regulation's "plan asset" rules. There can be no assurance, however, that such expectations will prove to be true. Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is particularly important that potential Plan investors consult with their counsel regarding the consequences under ERISA of their acquisition and ownership of Trust Preferred Securities.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Trust Preferred Securities, the Trust has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Friedman, Billings, Ramsey & Co., Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, the number of Trust Preferred Securities offered hereby set forth opposite its name:

                                                                                              Number of Trust
                                                                                                Preferred
 Underwriter                                                                                    Securities
 -----------                                                                                    ----------
 Friedman, Billings, Ramsey & Co., Inc.  . . . . . . . . . . . . . . . . . . . . . . . . .
 J.J.B. Hilliard, W.L. Lyons, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . .






                                                                                                  -------
          Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        800,000
                                                                                                  =======


         The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Trust Preferred Securities offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the Trust Preferred Securities are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Trust Preferred Securities (other than the Trust Preferred Securities covered by the over-allotment option described below) must be so purchased.

         The Company has been advised that the Underwriters propose to offer the Trust Preferred Securities to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to
exceed $     per Trust Preferred Security. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $          per Trust
Preferred Security to any other Underwriter and certain other dealers. After the completion of the Offering, the offering price and other selling terms may be changed by the Underwriters.

         In view of the fact that the proceeds of the sale of the Trust Preferred Securities will ultimately be used to purchase the Debentures of the Company, the Underwriting Agreement provides that the Company will pay as Underwriters' Compensation to the Underwriters, an amount in immediately
available funds of $     per Trust Preferred Security (or $          in
the aggregate) for the accounts of the several Underwriters.

         The Trust has granted to the Underwriters an option to purchase up to 120,000 additional Trust Preferred Securities at the public offering price set forth on the cover page hereof solely to cover over-allotments for which the Underwriters will receive additional Underwriters' Compensation as described above. Such option may be exercised once at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

         The Company and the Trust have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. Such indemnification provisions would require the Company and the Trust to hold the Underwriters harmless from and against any and all losses, claims, damages, liabilities and judgments caused by any untrue statement contained in this Prospectus or by any omission to state a material fact herein, except for untrue statements or omissions based upon information relating to any Underwriter furnished in writing to the Company and the Trust by such Underwriter expressly for use in this Prospectus and subject to certain other limitations.

         Other than in the United States, no action has been taken in any jurisdiction by the Company, the Trust or the Underwriters that would permit a public offering of the Trust Preferred Securities offered hereby in any jurisdiction where action for that purpose is required. The distribution of this Prospectus and the offering or sale of the Trust Preferred Securities offered hereby in certain jurisdictions may be restricted by law. Accordingly, the Trust Preferred Securities offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Trust Preferred Securities may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Persons into whose possession this Prospectus comes are required by the Company, the Trust and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any Trust Preferred Securities and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

         The Representatives have advised the Company that the Underwriters will not confirm sales of Trust Preferred Securities to accounts over which they exercise discretionary authority.

         In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Trust Preferred Securities. Specifically, the Underwriters may bid for and purchase Trust Preferred Securities in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase Trust Preferred Securities in the open market to stabilize the price of the Trust Preferred Securities. These activities may stabilize or maintain the market price of the Trust Preferred Securities above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

         Prior to this offering, there has been no public market for the Trust Preferred Securities. Therefore, no assurance can be given as to the liquidity of the trading market for the Trust Preferred Securities or that an active public market will develop.

         Application will be made to list the Trust Preferred Securities on the
American Stock Exchange under the symbol "          ."

                                 LEGAL MATTERS

         Certain matters of Delaware law relating to the legality of the Trust Preferred Securities, the validity of the Declaration, the formation of the Trust and the legality under state law of the Trust Preferred Securities are being passed upon by Potter Anderson & Corroon LLP, Wilmington, Delaware, special Delaware counsel to the Trust and KBK. The legality under state law of the Trust Guarantee and the Debentures will be passed upon on behalf of the Trust and KBK by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas. Certain United States federal income taxation matters will be passed upon on behalf of the Trust and KBK by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. Certain legal matters will be passed upon on behalf of the Underwriters by Andrews & Kurth L.L.P., Washington, D.C., counsel to the Underwriters.

                                    EXPERTS

         The consolidated financial statements of the Company and its subsidiaries as of December 31, 1997, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

         No dealer, salesperson or other person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Trust or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                   ----------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Available Information ................................................       3
Incorporation of Certain Documents
  by Reference .......................................................       3
Forward-Looking Statements ...........................................       3
Prospectus Summary ...................................................       5
Risk Factors .........................................................      13
Use of Proceeds ......................................................      18
The Company ..........................................................      18
Ratio of Earnings to Fixed Charges ...................................      32
Capitalization .......................................................      33
Selected Financial Data ..............................................      33
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations .........................................................      35
Management ...........................................................      41
KBK Capital Trust I ..................................................      42
Description of the Trust Preferred Securities ........................      43
Description of the Guarantee .........................................      56
Description of the Debentures ........................................      59
Relationship Among the Trust Preferred
  Securities, the Debentures and the Guarantee .......................      67
Certain Federal Income Tax Consequences ..............................      68
ERISA Considerations .................................................      73
Underwriting .........................................................      73
Legal Matters ........................................................      75
Experts ..............................................................      75

================================================================================


                       800,000 TRUST PREFERRED SECURITIES


                              KBK CAPITAL TRUST I


                          % TRUST PREFERRED SECURITIES



                            Guaranteed to the Extent
                              Set Forth Herein by

                            KBK CAPITAL CORPORATION

                               Liquidation Amount
                        $25 per Trust Preferred Security

                               -------------------

                                   PROSPECTUS

                               -------------------



                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.

                       J.J.B. HILLIARD, W.L. LYONS, INC.




                                     , 1998


================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                 SEC Registration Fee .............................................  $6,785.00
                 NASD Filing Fee ..................................................   2,800.00
                 American Stock Exchange Listing Fee ..............................      *
                 Blue Sky Qualification Fees and Expenses .........................      *
                 Accounting Fees and Expenses .....................................      *
                 Legal Fees and Expenses ..........................................      *
                 Trustees' Fees and Expenses ......................................      *
                 Printing and Engraving Expenses ..................................      *
                 Miscellaneous ....................................................      *
                                                                                     ---------

                                          Total ...................................  $   *
                                                                                     =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, rules, or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Article VI of KBK's Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any proceeding by reason of the fact that he or she is or was or has agreed to become an officer or director of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another enterprise, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as from time to time in effect, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. The Bylaws of KBK also provide that the Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the indemnification of directors and officers.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or
(iv) any transaction from which the director derived an improper personal benefit.

    Article 7 of KBK's Restated Certificate of Incorporation, as amended, provides that to the fullest extent that the Delaware General Corporation Law, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment to or repeal of such Article 7 shall not adversely affect any right or protection of a director of KBK for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

    KBK maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of KBK and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of KBK and/or its subsidiaries, as the case may be.

    The Company has entered into written indemnification agreements with each of its directors. Pursuant to such agreements, the Company will indemnify each director when he or she was or is involved in any manner or is threatened to be made so involved in any actual or threatened proceeding by reason of the fact that he or she is or was or had agreed to become a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, against any and all costs, charges, and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding. In addition, the Company will indemnify such persons when he or she was or is involved in any manner in any proceeding by or in the right of the Company to procure a judgment in its favor against any and all costs, charges and expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such proceeding.

    Reference is made to Exhibit 1.1 hereto which contains provisions for indemnification of KBK, and its directors, officers, and any controlling persons, against certain liabilities for information furnished by the underwriters expressly for use in the Prospectus.

ITEM 16. EXHIBITS.

EXHIBIT NO.                                  EXHIBIT
-----------                                  -------
1.1              Form of Underwriting Agreement*
4.1              Form of Subordinated Indenture dated            , 1998 between KBK and  The First National Bank of
                 Chicago, as Trustee (including form of Debentures)*
4.2              Certificate of Trust of KBK Capital Trust I*
4.3              Declaration of Trust of KBK Capital Trust I, dated as of September 30, 1998*
4.4              Amended and Restated Declaration of Trust (including form of Trust Preferred Security)*
4.5              Form of Trust Preferred Securities Guarantee Agreement to be issued by KBK*
5.1              Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. as to the legality of the Debentures and the
                 Guarantee*
5.2              Opinion of Potter Anderson & Corroon LLP as to the legality of the Trust Preferred Securities*
8.1              Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. as to certain federal income tax matters*
10.1             1992 Key Employee Stock Option Plan of the Company (terminated), and forms of stock option agreements and amendments thereto (incorporated by reference to Exhibit 10.1 to the
                 Registrant's Registration Statement on Form SB-2, Registration No. 33-77378-D)
10.2             1993 Non-Employee Director Stock Option Plan of the Company (terminated), and form of stock option agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Registration
                 Statement on Form SB-2, Registration No. 33-77378-D)
10.3             1994 Stock Option Plan of the Company, and forms of stock option agreements (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form SB-2, Registration
                 No. 33-77378-D)
10.4             Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form SB-2,
                 Registration No. 33-77378-D)
10.5             Stock Purchase Agreement dated as of April 2, 1992 among the Company, KBK, Inc. and R. Doyle
                 Kelley (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on
                 Form SB-2, Registration No. 33-77378-D)


10.6             Employment and Non-Competition Agreement dated April 7, 1992 between the Company and R. Doyle
                 Kelley (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on
                 Form SB-2, Registration No. 33-77378-D)
10.7             Documents (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement
                 on Form SB-2, Registration No. 33-77378-D)
10.8             Form of Warrants of the Company (incorporated by reference to Exhibit 10.8 to the Registrant's
                 Registration Statement on Form SB-2, Registration No. 33-77378-D)
10.9             Stock Exchange Agreement among KBK Capital Corporation and Coastal, Inc. and the Owners of the
                 outstanding capital stock of Coastal Financial Resources, Inc. dated as of December 30, 1994
                 (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-KSB for
                 the year ended December 31, 1994)
10.10            Amended and Restated Letter Loan Agreement dated as of August 21, 1997 among KBK Financial,
                 Inc., as borrower, and KBK Capital Corporation, as guarantor, and the Banks listed on the signature pages thereof and Bank One, Texas, N.A. as Agent (incorporated by reference to
                 Exhibit 10.10 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31,
                 1997)
11.1             Statement regarding computation of per share earnings*
12.1             Computation of Ratio of Earnings to Fixed Charges*
13.1             Annual Report of KBK Capital Corporation on Form 10-KSB for the year ended December 31, 1996, as filed on March 28, 1998
13.2             Annual Report of KBK Capital Corporation on Form 10-KSB for the year ended December 31, 1997, as filed on March 27, 1998
13.3             Quarterly Report of KBK Capital Corporation on Form 10-QSB for the quarter ended March 31,
                 1998, as filed on May 14, 1998
13.4             Quarterly Report of KBK Capital Corporation on Form 10-QSB for the quarter ended June 30, 1998, as filed on August 13, 1998
21.1             Subsidiary of the Company (incorporated by reference to Exhibit 21.1 to the Registrant's
                 Registration Statement on Form SB-2, Registration No. 33-77378-D)
23.1             Consent of KPMG Peat Marwick LLP
23.2             Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. (included in Exhibits 5.1 and 8.1)*
23.3             Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.2)*
24.1             Powers of Attorney (included on page II-5)
25.1             Form T-1 Statement of Eligibility of The First National Bank of Chicago*
25.2             Form T-1 Statement of Eligibility of Wilmington Trust Company*

-------------
 * To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on September 30, 1998.

                                        KBK CAPITAL CORPORATION


                                        By:  /s/ Jay K. Turner
                                             ----------------------------------
                                                 Jay K. Turner, Executive Vice
                                                 President and Chief Financial
                                                 Officer

     Each person whose individual signature appears below hereby authorizes Jay
K. Turner as attorney-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates as indicated.

SIGNATURE                                                TITLE                                  DATE
---------                                                -----                                  ----
/s/   Robert J. McGee                   Chairman and Chief Executive Officer               September 30, 1998
--------------------------------
Robert J. McGee

/s/   Jay K. Turner                     Executive Vice President and Chief                 September 30, 1998
--------------------------------        Financial Officer (principal financial
Jay K. Turner                           officer)


/s/   Deborah B. Wilkinson              Vice President and Controller                      September 30, 1998
--------------------------------        (principal accounting officer)
Deborah B. Wilkinson


/s/   Kenneth H. Jones, Jr.             Vice Chairman and Director                         September 30, 1998
--------------------------------
Kenneth H. Jones, Jr.

/s/   Thomas M. Simmons                 Director                                           September 30, 1998
--------------------------------
Thomas M. Simmons

/s/   Daniel R. Feehan                  Director                                           September 30, 1998
--------------------------------
Daniel R. Feehan

/s/   Thomas L. Healey                  Director                                           September 30, 1998
--------------------------------
Thomas L. Healey

/s/   Martha V. Leonard                 Director                                           September 30, 1998
--------------------------------
Martha V. Leonard

/s/   R. Earl Cox, III                  Director                                           September 30, 1998
--------------------------------
R. Earl Cox, III

/s/   Harris A. Kaffie                  Director                                           September 30, 1998
--------------------------------
Harris A. Kaffie

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, KBK Capital Trust I certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on September 30, 1998.

                                        KBK CAPITAL TRUST I

                                        By: KBK CAPITAL CORPORATION, as Sponsor

                                        By: /s/ Jay K. Turner
                                            ----------------------------------
                                                Jay K. Turner, Executive Vice
                                                President and Chief Financial
                                                Officer

                                LIST OF EXHIBITS

EXHIBIT NO.                                  EXHIBIT
-----------                                  -------
1.1              Form of Underwriting Agreement*
4.1              Form of Subordinated Indenture dated            , 1998 between KBK and  The First National Bank of
                 Chicago, as Trustee (including form of Debentures)*
4.2              Certificate of Trust of KBK Capital Trust I*
4.3              Declaration of Trust of KBK Capital Trust I, dated as of September 30, 1998*
4.4              Amended and Restated Declaration of Trust (including form of Trust Preferred Security)*
4.5              Form of Trust Preferred Securities Guarantee Agreement to be issued by KBK*
5.1              Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. as to the legality of the Debentures and the
                 Guarantee*
5.2              Opinion of Potter Anderson & Corroon LLP as to the legality of the Trust Preferred Securities*
8.1              Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. as to certain federal income tax matters*
10.1             1992 Key Employee Stock Option Plan of the Company (terminated), and forms of stock option agreements and amendments thereto (incorporated by reference to Exhibit 10.1 to the
                 Registrant's Registration Statement on Form SB-2, Registration No. 33-77378-D)
10.2             1993 Non-Employee Director Stock Option Plan of the Company (terminated), and form of stock option agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Registration
                 Statement on Form SB-2, Registration No. 33-77378-D)
10.3             1994 Stock Option Plan of the Company, and forms of stock option agreements (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form SB-2, Registration
                 No. 33-77378-D)
10.4             Form of Indemnification Agreement between the Company and each of its directors (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form SB-2,
                 Registration No. 33-77378-D)
10.5             Stock Purchase Agreement dated as of April 2, 1992 among the Company, KBK, Inc. and R. Doyle
                 Kelley (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on
                 Form SB-2, Registration No. 33-77378-D)
10.6             Employment and Non-Competition Agreement dated April 7, 1992 between the Company and R. Doyle
                 Kelley (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on
                 Form SB-2, Registration No. 33-77378-D)


10.7             Documents (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement
                 on Form SB-2, Registration No. 33-77378-D)
10.8             Form of Warrants of the Company (incorporated by reference to Exhibit 10.8 to the Registrant's
                 Registration Statement on Form SB-2, Registration No. 33-77378-D)
10.9             Stock Exchange Agreement among KBK Capital Corporation and Coastal, Inc. and the Owners of the
                 outstanding capital stock of Coastal Financial Resources, Inc. dated as of December 30, 1994
                 (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-KSB for
                 the year ended December 31, 1994)
10.10            Amended and Restated Letter Loan Agreement dated as of August 21, 1997 among KBK Financial,
                 Inc., as borrower, and KBK Capital Corporation, as guarantor, and the Banks listed on the signature pages thereof and Bank One, Texas, N.A. as Agent (incorporated by reference to
                 Exhibit 10.10 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31,
                 1997)
11.1             Statement regarding computation of per share earnings*
12.1             Computation of Ratio of Earnings to Fixed Charges*
13.1             Annual Report of KBK Capital Corporation on Form 10-KSB for the year ended December 31, 1996, as filed on March 28, 1998
13.2             Annual Report of KBK Capital Corporation on Form 10-KSB for the year ended December 31, 1997, as filed on March 27, 1998
13.3             Quarterly Report of KBK Capital Corporation on Form 10-QSB for the quarter ended March 31,
                 1998, as filed on May 14, 1998
13.4             Quarterly Report of KBK Capital Corporation on Form 10-QSB for the quarter ended June 30, 1998, as filed on August 13, 1998
21.1             Subsidiary of the Company (incorporated by reference to Exhibit 21.1 to the Registrant's
                 Registration Statement on Form SB-2, Registration No. 33-77378-D)
23.1             Consent of KPMG Peat Marwick LLP
23.2             Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. (included in Exhibits 5.1 and 8.1)*
23.3             Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.2)*
24.1             Powers of Attorney (included on page II-6)
25.1             Form T-1 Statement of Eligibility of The First National Bank of Chicago*
25.2             Form T-1 Statement of Eligibility of Wilmington Trust Company*

-------------
 * To be filed by amendment.